                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-41892

                                4,100,000 Shares

                           TELEDYNE TECHNOLOGIES LOGO
                                  Common Stock

                             ----------------------
     This is an offering of 4,100,000 shares of common stock of Teledyne Technologies Incorporated. All of the 4,100,000 shares of common stock are being sold by Teledyne Technologies.

     The common stock is listed on the New York Stock Exchange and traded under the symbol "TDY." The last reported sale price of the common stock on August 16, 2000 was $19 3/4 per share.

     See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

                             ----------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share       Total
                                                              ---------       -----
Initial public offering price...............................   $19.50      $ 79,950,000
Underwriting discount.......................................   $ 1.12      $  4,592,000
Proceeds, before expenses, to Teledyne Technologies.........   $18.38      $ 75,358,000

     To the extent that the underwriters sell more than 4,100,000 shares of the common stock, the underwriters have the option to purchase up to an additional 615,000 shares from Teledyne Technologies at the initial public offering price less the underwriting discount.

                             ----------------------
     The underwriters expect to deliver the shares in New York, New York on August 22, 2000.

GOLDMAN, SACHS & CO.

                         BANC OF AMERICA SECURITIES LLC

                                                       A.G. EDWARDS & SONS, INC.
                             ----------------------

                       Prospectus dated August 16, 2000.

                                                      TELEDYNE TECHNOLOGIES LOGO

FOLD-OUT PAGE

A Continuum of Capabilities

[Dispersed throughout fold-out are the following words]

Systems Engineering
Energy Systems
Microelectronics
Aerospace Engines
Information Technology
Fiber Optics
Wireless and Satellite Communication Components
Aviation Communications
Environmental Solutions

           [Montage of photographs depicting products and end uses.]

--------------------------------------------------------------------------------

INSIDE COVER PAGE

[Background is original artwork consisting of a distorted image derived from a photograph of one of Teledyne Electronic Technologies' products. Additional graphics were superimposed, including grid lines and numbers.]

tele-or tel-. A prefix meaning: 1. Distance: telecommunication. 2. Television: telecast. [From Greek tele, at a distance, far off.]

dyne (din), n. [Fr. < Gr. dynamis, power], the amount of force that causes a mass of one gram to alter its speed by one centimeter per second for each second during which the force acts.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information about our company, the common stock being sold in this offering and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                             TELEDYNE TECHNOLOGIES

     We are a leading provider of sophisticated electronic and communications products, including components and subsystems for wireless and satellite systems, and data acquisition and communication equipment for airlines and business aircraft. We also provide systems engineering solutions and information technology services for space, defense and industrial applications, and manufacture general aviation and missile engines and components, as well as on-site power generation equipment.

     We serve niche market segments where performance, precision and reliability are critical. Our customers include major communications and other commercial companies, government agencies, aerospace prime contractors and general aviation companies. We have developed strong core competencies in engineering, software development and manufacturing that we can leverage both to sustain and grow our current niche businesses, and to become an innovator in related higher-growth markets.

     Our strategy is to focus on markets for commercial communications products, while we continue to expand our profitable niche market businesses by enhancing our high volume manufacturing capability and expanding strategic alliances. For example, we intend to leverage our experience in manufacturing sophisticated fiber optic transmitters and receivers for aerospace customers to enable us to manufacture similar products for commercial customers in wireless and fiber optic communications markets. We plan to continually evaluate our product lines to ensure that they are aligned with our strategy. These actions will help us to redirect capital and management focus to opportunities that will best utilize our engineering resources and technical expertise. Consistent with this strategy, we plan to divest Teledyne Cast Parts, our sand and investment castings business.

     Total sales in 1999 were $761.4 million, compared to $733.0 million and $707.4 million in 1998 and 1997, respectively. Our segment operating profits were $87.6 million, $85.3 million and $67.6 million in 1999, 1998 and 1997, respectively. Approximately 56% of our total sales in 1999 were to commercial customers and the balance was to the U.S. Government. Approximately 65% of these U.S. Government sales were attributable to fixed price-type contracts and the balance to cost plus fee-type contracts. International sales accounted for approximately 18% of total sales in 1999.

     We were incorporated in Delaware in August 1999. Until November 29, 1999, we were a wholly owned subsidiary of Allegheny Technologies Incorporated ("ATI"). Our spin-off from ATI was effected on that date.

     Our principal executive offices are located at 2049 Century Park East, Suite 1500, Los Angeles, California 90067-3101 and our telephone number is (310) 277-3311. Our website is www.teledyne.com. The information on this website is not part of this prospectus.

                                  THE OFFERING

Common stock offered....................................  4,100,000 shares
Common stock to be outstanding immediately after the
  offering..............................................  30,903,225 shares
Use of proceeds.........................................  For general corporate purposes to further develop manufacturing capabilities and
                                                          production capacity, expand marketing and
                                                          research and development, and for possible
                                                          acquisitions and/or joint ventures
NYSE symbol.............................................  TDY

                             ----------------------

     This information is based on 26,803,225 shares outstanding as of July 3, 2000. Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 615,000 shares of common stock that the underwriters have the option to purchase. If the underwriters exercise in full their option to purchase additional shares, 31,518,225 shares of common stock will be outstanding after the offering.

     The number of shares of our common stock to be outstanding immediately after the offering listed above does not take into account 5,600,000 shares of our common stock reserved for issuance under our stock plans. As of July 3, 2000, 83,350 shares were allocated for issuance to participants under the ATI Performance Share Program and options to purchase 2,535,967 shares had been granted at a weighted average exercise price of $11.49 per share. The number also does not take into account 57,036 shares of restricted stock issued on July 25, 2000 to participants under our Restricted Stock Award Program.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table presents our summary consolidated financial data. Effective November 29, 1999, Teledyne Technologies was spun off from ATI. Our fiscal year is determined based on a 53/52-week convention and ends on or about December 31. The historical financial information is not necessarily indicative of the results of operations or financial position that would have occurred if we had been a separate, independent company during the periods presented, nor is it indicative of future performance. This historical financial information does not include pro forma adjustments that reflect estimates of the expenses that we would have incurred had we been operated as an independent company and as capitalized at the time of its spin-off from ATI for each period presented. Our financial statements have been restated to reflect Teledyne Cast Parts as a discontinued operation. The historical financial information should be read in conjunction with the discussion under "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                               FISCAL YEAR                   FIRST SIX MONTHS
                                                ------------------------------------------   -----------------
                                                 1995     1996     1997     1998     1999     1999      2000
                                                ------   ------   ------   ------   ------   -------   -------
                                                           (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
CONSOLIDATED INCOME STATEMENT DATA:
Sales.........................................  $657.8   $686.1   $707.4   $733.0   $761.4   $375.4    $397.7
Costs and expenses:
  Cost of sales...............................   478.6    487.9    511.8    532.1    552.1    275.3     287.4
  Selling, general and administrative
    expenses..................................   127.9    133.1    135.6    123.4    130.5     65.0      85.4
                                                ------   ------   ------   ------   ------   ------    ------
Operating profit..............................    51.3     65.1     60.0     77.5     78.8     35.1      24.9
Interest and debt expense, net................      --       --       --       --      0.8       --       3.6
Other income..................................     1.8      1.8      1.4      1.6      1.0      0.5       0.4
                                                ------   ------   ------   ------   ------   ------    ------
Income from continuing operations before
  income taxes................................    53.1     66.9     61.4     79.1     79.0     35.6      21.7
Provision for income taxes....................    21.7     28.0     24.1     32.7     31.8     14.7       8.6
                                                ------   ------   ------   ------   ------   ------    ------
Income from continuing operations.............    31.4     38.9     37.3     46.4     47.2     20.9      13.1
Discontinued operations, net of tax...........    (0.5)     1.8      4.3      2.3      1.8      1.2       0.2
                                                ------   ------   ------   ------   ------   ------    ------
Net income....................................  $ 30.9   $ 40.7   $ 41.6   $ 48.7   $ 49.0   $ 22.1    $ 13.3
                                                ======   ======   ======   ======   ======   ======    ======
Basic and diluted earnings per common share:
  Income from continuing operations...........  $ 1.25   $ 1.42   $ 1.33   $ 1.65   $ 1.73   $ 0.76    $ 0.48
  Discontinued operations.....................   (0.02)    0.07     0.15     0.08     0.06     0.04      0.01
                                                ------   ------   ------   ------   ------   ------    ------
Basic and diluted earnings per common share...  $ 1.23   $ 1.49   $ 1.48   $ 1.73   $ 1.79   $ 0.80    $ 0.49
                                                ======   ======   ======   ======   ======   ======    ======

CONSOLIDATED BALANCE SHEET DATA (AT PERIOD
  END):
Working capital...............................  $ 88.0   $ 95.6   $ 78.2   $ 72.6   $ 98.5   $ 81.6    $ 96.6
Total assets..................................  $232.3   $250.9   $250.6   $246.4   $313.4   $275.4    $342.5
Long term debt, net...........................  $   --   $   --   $   --   $   --   $ 97.0   $   --    $ 91.0
Stockholders' equity..........................  $115.2   $128.0   $109.4   $106.4   $ 44.5   $116.1    $ 58.3

---------------
(1) The number of average outstanding shares used to compute earnings per share for periods prior to the spin-off was determined based on a distribution ratio of one share of our common stock for every seven shares of ATI common stock in the spin-off. The treasury method is used to calculate diluted earnings per share.

                        SUMMARY PRO FORMA FINANCIAL DATA

     Our spin-off from ATI was effected on November 29, 1999. Our fiscal year is determined based on a 53/52-week convention and ends on or about December 31. The unaudited pro forma financial information set forth below has been presented for informational purposes only and may not reflect the results of operations that would have occurred had we operated as a separate, independent company for the periods presented. This information should not be relied upon as being indicative of future results. Pro forma adjustments reflect the estimated expenses (primarily interest expense and corporate expenses) that we would have incurred had we been operated as a separate company as of the beginning of each period presented and as capitalized at the time of the spin-off for each period presented. As part of the spin-off, we assumed $100 million in long-term debt incurred by ATI. Pro forma income includes pro forma interest expense on this long-term debt as if it had been outstanding for all periods presented. Pro forma income adjusts corporate expenses to an annual level of $15 million from the lesser amount previously allocated. Our financial statements have been restated to reflect Teledyne Cast Parts as a discontinued operation. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                         FISCAL YEAR          FIRST SIX MONTHS
                                                   ------------------------   -----------------
                                                    1997     1998     1999     1999      2000
                                                   ------   ------   ------   -------   -------
                                                     (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
Sales............................................  $707.4   $733.0   $761.4   $375.4    $397.7
Costs and expenses:
  Cost of sales..................................   511.8    532.1    552.1    275.3     287.4
  Selling, general and administrative expenses...   143.0    130.6    136.8     68.7      85.4
                                                   ------   ------   ------   ------    ------
Operating profit.................................    52.6     70.3     72.5     31.4      24.9
Interest and debt expenses, net..................     8.1      8.0      8.1      4.0       3.6
Other income.....................................     1.4      1.6      1.0      0.5       0.4
                                                   ------   ------   ------   ------    ------
Income from continuing operations before income
  taxes..........................................    45.9     63.9     65.4     27.9      21.7
Provision for income taxes.......................    18.0     26.4     26.3     11.5       8.6
                                                   ------   ------   ------   ------    ------
Income from continuing operations................    27.9     37.5     39.1     16.4      13.1
Discontinued operations, net of tax..............     4.3      2.3      1.8      1.2       0.2
                                                   ------   ------   ------   ------    ------
Net income.......................................  $ 32.2   $ 39.8   $ 40.9   $ 17.6    $ 13.3
                                                   ======   ======   ======   ======    ======
Basic and diluted earnings per common share:
  Income from continuing operations..............  $ 1.00   $ 1.33   $ 1.44   $ 0.60    $ 0.48
  Discontinued operations........................    0.15     0.08     0.06     0.04      0.01
                                                   ------   ------   ------   ------    ------
Basic and diluted earnings per common share......  $ 1.15   $ 1.41   $ 1.50   $ 0.64    $ 0.49
                                                   ======   ======   ======   ======    ======

---------------
(1) The number of average outstanding shares used to compute earnings per share for periods prior to the spin-off was determined based on a distribution ratio of one share of our common stock for every seven shares of ATI common stock in the spin-off. The treasury method is used to calculate diluted earnings per share.

                                  RISK FACTORS

     You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock.

WE MAY BE UNSUCCESSFUL IN OUR EFFORTS TO INCREASE OUR PARTICIPATION IN COMMERCIAL COMMUNICATIONS MARKETS.

     We plan to use our existing technology and manufacturing capabilities to increase our participation in commercial communications markets. We may be unable to execute this strategy successfully. For example, we are investing in new equipment and otherwise expanding our electronic component manufacturing capacity to enable us to offer fiber optic component manufacturing services to commercial telecommunications customers. We have limited experience with manufacturing these types of components, and have no experience manufacturing these types of components at the high production rates potential customers are likely to demand. In addition, commercial telecommunications customers require manufacturers to meet stringent quality and production standards over a significant period of time. We may be unable to meet the required standards or otherwise gain acceptance as a qualified manufacturer of these or other communications components. We may also be unable to manufacture these or other communications components profitably. In the future, we may face increasing competition for providing these manufacturing services from lower cost providers. In addition, customers for these services are seeking to build or acquire internal manufacturing capacity for communications components, and could in the future determine not to outsource the manufacture of these components. Future developments such as these could have a material adverse effect on our business, results of operations or financial condition.

OUR DEPENDENCE ON REVENUE FROM GOVERNMENT CONTRACTS SUBJECTS US TO THE RISK THAT WE MAY NOT BE SUCCESSFUL IN BIDDING FOR FUTURE CONTRACTS AND THAT GOVERNMENT FUNDING FOR THESE CONTRACTS MAY BE DELAYED OR CONTINUE TO DECREASE.

     We perform work on a number of contracts with the Department of Defense and other agencies and departments of the U.S. Government. Sales under contracts with the U.S. Government as a whole, including sales under contracts with the Department of Defense, as prime or subcontractor, represented approximately 44% of our total revenue for 1999. Performance under government contracts has certain inherent risks that could have a material effect on our business, results of operations and financial condition.

     Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress typically appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. As a result, at the beginning of a major program, a contract is typically only partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years.

     The overall U.S. military budget declined in real dollars from the mid-1980's through the early 1990's. Although U.S. military budgets have stabilized in recent years, future levels of defense spending cannot be predicted. Delays or further declines in U.S. military expenditures could adversely affect our business, results of operations and financial condition, depending upon the programs affected, the timing and size of the changes and our ability to offset the impact with new business or cost reductions.

     Most of our U.S. Government contracts are subject to termination by the U.S. Government either at its convenience or upon the default of the contractor. Termination-for-convenience provisions provide only for the recovery of costs incurred or committed, settlement expenses, and profit on work completed prior to termination. Termination-for-default imposes liability on the contractor for excess costs incurred by the U.S. Government in reprocuring undelivered items from another source.

     We obtain many U.S. Government prime and subcontracts through the process of competitive bidding. We may not be successful in having our bids accepted. In addition, contracts may not be profitable.

     A number of our U.S. Government prime and subcontracts are fixed-price type contracts (65% in 1999). Under this type of contract, we bear the inherent risk that actual performance cost may exceed the fixed contract price. This is particularly true where the contract was awarded and the price finalized in advance of final completion of design.

     We, like other government contractors, are subject to various audits, reviews and investigations (including private party "whistleblower" lawsuits) relating to our compliance with federal and state laws. Generally, claims arising out of these U.S. Government inquiries and voluntary disclosures can be resolved without resorting to litigation. However, should the business unit or division involved be charged with wrongdoing, or should the U.S. Government determine that the unit or division is not a "presently responsible contractor," that unit or division, and conceivably our company as a whole, could be temporarily suspended or, in the event of a conviction, debarred for up to three years from receiving new government contracts or government-approved subcontracts. In addition, we could expend substantial amounts in defending against such charges and in damages, fines and penalties if such charges are proven or result in negotiated settlements.

WE MAY BE UNABLE TO SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER.

     Our operating results will depend in part on our ability to introduce new and enhanced products on a timely basis. Successful product development and introduction depends on numerous factors, including our ability to anticipate customer and market requirements, changes in technology and industry standards, our ability to differentiate our offerings from offerings of our competitors, and market acceptance.

     We may not be able to develop and introduce new or enhanced products in a timely and cost-effective manner or to develop and introduce products that satisfy customer requirements. Our new products also may not achieve market acceptance or correctly anticipate new industry standards and technological changes.

TECHNOLOGICAL CHANGE COULD CAUSE CERTAIN OF OUR PRODUCTS OR SERVICES TO BECOME OBSOLETE OR NON-COMPETITIVE.

     The markets for a number of our products and services are generally characterized by rapid technological development, evolving industry standards, changes in customer requirements and new product introductions and enhancements. A faster than anticipated change in one or more of the technologies related to our products or services or in market demand for products or services based on a particular technology could result in faster than anticipated obsolescence of certain of our products or services and could have a material adverse effect on our business, results of operation and financial condition. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products or services.

WE MAY NOT HAVE SUFFICIENT RESOURCES TO FUND ALL FUTURE RESEARCH AND DEVELOPMENT AND CAPITAL EXPENDITURES OR POSSIBLE ACQUISITIONS.

     In order to remain competitive, we must make substantial investments in research and development to develop new and enhanced products and continuously upgrade our process technology and manufacturing capabilities.

     Although we believe that anticipated cash flows from operations and available borrowings under our $200 million credit facility will be sufficient to satisfy our anticipated working capital, research and development and capital investment needs, we may be unable to fund all of these needs or possible acquisitions without additional financing. Our ability to raise additional capital will depend on a variety of factors, some of which will not be within our control, including investor perceptions of us, our businesses and the industries in which we operate, and general economic and market conditions. We may be unable to successfully raise needed capital and the amount of net proceeds that will be available to us may not be sufficient to meet our needs. Failure to successfully raise needed capital on a timely or cost-effective basis could have a material adverse effect on our business, results of operations and financial condition.

PRODUCT LIABILITY CLAIMS OR RECALLS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR REPUTATION, BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     As a manufacturer and distributor of various products, our results of operations are susceptible to adverse publicity regarding the quality or safety of our products. In part, product liability claims challenging the safety of our products may result in a decline in sales for a particular product which could adversely affect our results of operations. This could be true even if the claims themselves are proven to not be true or settled for immaterial amounts.

     While we have general liability and other insurance policies concerning product liabilities, we have self-insured retentions or deductibles under such policies with respect to a portion of these liabilities. For example, our annual self-insured retention for general aviation aircraft liabilities incurred in connection with products manufactured by Teledyne Continental Motors is $10 million.

     Product recalls could also have a material adverse effect on our business, results of operations and financial condition. For example, Teledyne Continental Motors is engaged in a product recall of piston engine crankshafts as to which we took a $12 million pre-tax charge in the fiscal 2000 second quarter. In the second quarter of 1999, Teledyne Continental Motors had an unrelated recall of piston engines for which we took a $3 million pre-tax charge. Product recalls have the potential for tarnishing a company's reputation and could have a material adverse effect on the sales of our products.

     We cannot assure that we will not have additional product liability claims or that we will not recall any additional products.

INCREASING COMPETITION COULD REDUCE THE DEMAND FOR OUR PRODUCTS AND SERVICES.

     Each of our markets is highly competitive. Many of our competitors have, and potential competitors could have, greater name recognition, a larger installed base of products, more extensive engineering, manufacturing, marketing and distribution capabilities and greater financial, technological and personnel resources than we do. New or existing competitors may also develop new technologies which could adversely affect the demand for our products and services. Industry consolidation trends, particularly among aerospace and defense contractors, could adversely affect demand for our products and services if prime contractors seek to control more aspects of vertically-integrated projects.

WE SELL PRODUCTS AND SERVICES TO CUSTOMERS IN INDUSTRIES WHICH ARE CYCLICAL AND SENSITIVE TO CHANGES IN GENERAL ECONOMIC ACTIVITY.

     We derive significant revenues from the commercial aerospace industry. Domestic and international commercial aerospace markets are cyclical in nature. Historic demand for new commercial aircraft has been related to the stability and health of domestic and international economies. Delays or changes in aircraft and component orders could impact the future demand for our products and have a material adverse effect on our business, results of operations and financial condition.

     In addition, we sell products and services to customers in industries that are sensitive to the level of general economic activity and in mature industries that are sensitive to capacity. Adverse economic conditions affecting these industries may reduce demand for our products and services, which may reduce our profits, or our production levels, or both.

HAVING LIMITED OPERATING HISTORY AS AN INDEPENDENT COMPANY MAKES IT DIFFICULT TO PREDICT OUR PROFITABILITY AS A STAND-ALONE COMPANY.

     We have a limited operating history as an independent company. Prior to the spin-off, our businesses relied on ATI for various financial, managerial and administrative services and have been able to benefit from the earnings, financial resources, assets and cash flows of ATI's other businesses. Since the spin-off, ATI is only obligated to provide us with minimal transitional assistance and services.

     We expect costs and expenses associated with the management of a public company to be greater than the amount reflected in our historical financial statements. We also will incur interest expense and be subject to the other requirements associated with our credit facility. While we had been profitable as part of ATI, there can be no assurance that, as a stand-alone company, our future profits will be comparable to historical operating results before the spin-off.

     We have been dedicating significant managerial and other resources at the corporate level to establish the infrastructure and systems necessary for us to operate as an independent public company. While we believe that we have sufficient management resources, we cannot assure you that this will be the case or that we will successfully implement our operating and growth initiatives. Failure to implement these initiatives successfully could have a material adverse effect on our business, results of operations and financial condition.

WE ARE SUBJECT TO THE RISKS ASSOCIATED WITH INTERNATIONAL SALES.

     During 1999, international sales accounted for approximately 18% of our total revenues. We anticipate that future international sales will continue to account for a significant percentage of our revenues. Risks associated with these sales include:

     - political and economic instability;

     - export controls;

     - changes in legal and regulatory requirements;

     - U.S. and foreign government policy changes affecting the markets for our products;

     - changes in tax laws and tariffs;

     - convertibility and transferability of international currencies; and

     - exchange rate fluctuations (which may affect sales to international customers and the value of and profits earned on international sales when converted into dollars).

     Any of these factors could have a material adverse effect on our business, results of operations and financial condition. Weak conditions in Asian economies have affected our results of operations adversely.

COMPLIANCE WITH INCREASING ENVIRONMENTAL REGULATIONS AND THE EFFECTS OF POTENTIAL ENVIRONMENTAL LIABILITIES COULD HAVE A MATERIAL ADVERSE FINANCIAL EFFECT ON US.

     We, like other industry participants, are subject to various federal, state, local and international environmental laws and regulations. We may be subject to increasingly stringent environmental standards in the future. Future developments, administrative actions or liabilities relating to environmental matters could have a material adverse effect on our business, results of operations or financial condition.

     Some of our businesses work with highly dangerous substances which require heightened standards of care. For example, as the prime contractor for the U.S. Army's Non-Stockpile Chemical Materiel Demilitarization program, we are responsible for the destruction of small caches of chemical munitions and materiel located in over 30 states. The destruction of chemical weapons is an inherently dangerous activity. Although we have not experienced any accidents or other adverse consequences as a result of our participation in this program, we cannot assure that we will not experience any problems in the future. Although the federal government provides certain indemnities to contractors in this program, these indemnities may be insufficient to offset liabilities that we may incur in connection with our participation in this program.

     For additional discussion of environmental matters, see the discussion under the caption "Other Matters--Environmental" of "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Notes 2 and 13 to Notes to Consolidated Financial Statements.

OUR INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE SUCCESS.

     Our future success depends to a significant extent upon the continued service of our executive officers and other key management and technical personnel and on our ability to continue to attract, retain and motivate qualified personnel. Recruiting and retaining skilled technical personnel is highly competitive. The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

ACQUISITIONS INVOLVE INHERENT RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION.

     Our growth strategy includes possible acquisitions. Acquisitions involve various inherent risks, such as:

     - our ability to assess accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

     - the potential loss of key personnel of an acquired business;

     - our ability to integrate acquired businesses and to achieve identified financial and operating synergies anticipated to result from an acquisition; and

     - unanticipated changes in business and economic conditions affecting an acquired business.

FAILURE OF REPRESENTATIONS AND ASSUMPTIONS UNDERLYING THE IRS TAX RULING COULD CAUSE OUR SPIN-OFF FROM ATI NOT TO BE TAX-FREE TO ATI OR TO ATI'S STOCKHOLDERS AND MAY REQUIRE US TO INDEMNIFY ATI.

     While the tax ruling relating to the qualification of our spin-off from ATI as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code generally is binding on the IRS, the continuing validity of the tax ruling is subject to certain factual representations and assumptions, including the assumption that we will complete a required public offering of our common stock within one year following the spin-off, and use the proceeds for research and development and related capital projects, for the further development of our manufacturing capabilities and for acquisitions and/or joint ventures.

     If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, ATI would recognize taxable gain generally equal to the amount by which the fair market value of the Teledyne Technologies common stock distributed to ATI's stockholders exceeded the tax basis in our assets. In addition, the distribution of our common stock to each ATI stockholder would generally be treated as taxable in an amount equal to the fair market value of the Teledyne Technologies common stock such stockholder received.

     If the spin-off qualified as a distribution under Section 355 of the Code but failed to be tax-free to ATI because of certain post-spin-off circumstances (such as an acquisition of Teledyne Technologies) ATI would recognize taxable gain as described above, but the distribution of our common stock in the spin-off would generally be tax-free to each ATI stockholder.

     The Tax Sharing and Indemnification Agreement between Teledyne Technologies and ATI provides that we will be responsible for any taxes imposed on, or other amounts paid by, ATI, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of Section 355 of the Code if the failure or disqualification is caused by certain post-spin-off actions by or with respect to us (including our subsidiaries) or our stockholders. For example, the acquisition of Teledyne Technologies by a third party during the two-year period following the spin-off could cause such a failure or disqualification. If any of the taxes or other amounts described above were to become payable by us, the payment could have a material adverse effect on our financial condition, results of operations and cash flow and could exceed our net worth by a substantial amount.

PROVISIONS OF OUR GOVERNING DOCUMENTS, APPLICABLE LAW, THE TAX SHARING AND INDEMNIFICATION AGREEMENT WITH ATI AND OUR CHANGE IN CONTROL SEVERANCE AGREEMENTS COULD MAKE AN ACQUISITION OF TELEDYNE TECHNOLOGIES MORE DIFFICULT.

     Our Restated Certificate of Incorporation, Amended and Restated Bylaws and Stockholder Rights Plan and the General Corporation Law of the State of Delaware contain several provisions that could make the acquisition of control of Teledyne Technologies in a transaction not approved by our board of directors more difficult. Certain tax aspects of our spin-off from ATI could also discourage an acquisition of control of Teledyne Technologies for some period of time. For example, the acquisition of Teledyne Technologies by a third party during the two-year period following the spin-off could result in the spin-off not qualifying as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code and trigger indemnification obligations of Teledyne Technologies under the Tax Sharing and Indemnification Agreement. We have entered into Change in Control Severance Agreements with 14 members of our management, which could have an anti-takeover effect.

WE MAY NOT BE ABLE TO SELL TELEDYNE CAST PARTS ON ACCEPTABLE TERMS.

     Consistent with our strategy to focus on markets for commercial communications products and expand our profitable niche market businesses, our Board of Directors has authorized the sale of Teledyne Cast Parts, which provides sand and investment castings to the aerospace and defense industries. Accordingly, our consolidated financial statements have been restated to reflect Teledyne Cast Parts as a discontinued operation. Our ability to dispose of this business will depend on many factors, including the terms and conditions of any definitive asset purchase and sale agreement, as well as industry and business conditions. In recent years, this business has been adversely affected by production inefficiencies, delays in shipments and difficult market conditions. We cannot provide any assurance as to when, if or on what terms Teledyne Cast Parts will be sold.

THE MARKET PRICE OF OUR COMMON STOCK HAS FLUCTUATED SIGNIFICANTLY SINCE OUR SPIN-OFF FROM ATI, AND COULD CONTINUE TO DO SO AFTER THIS OFFERING.

     Since the spin-off on November 29, 1999, the market price of our common stock has ranged from a low of $7 13/16 to a high of $28 1/2. Our stock price could fluctuate significantly after this offering. Among the factors that could affect our stock price are:

     - quarterly variations in our operating results;

     - strategic actions by us or our competitors, such as acquisitions;

     - adverse business developments, such as the recent engine recall by Teledyne Continental Motors;

     - general market conditions; and

     - general economic factors unrelated to our performance.

     The stock markets in general, and the markets for high technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot assure you that you will be able to sell shares you acquire in this offering at or above the initial public offering price.

                           FORWARD-LOOKING STATEMENTS

     You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify these forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by the forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and elsewhere in this prospectus. We assume no duty to update any forward-looking statements.

                                USE OF PROCEEDS

     We estimate that our net proceeds from this offering will be approximately $74.8 million, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the proceeds of this offering for general corporate purposes to enable us to further develop our manufacturing capabilities and production capacity and expand marketing and research and development, and for possible acquisitions or joint ventures. We are currently not a party to any acquisition agreement or involved in any negotiations with respect to any specific acquisition. Pending their use for these purposes, we may use the proceeds of this offering to repay borrowings under our revolving credit facility.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on the New York Stock Exchange and traded under the symbol "TDY." The following table sets forth, for the periods indicated, the high and low sale prices for the common stock as reported by the New York Stock Exchange.

                                                              HIGH      LOW
                                                              ----      ---
1999
4th Quarter (from November 29, 1999)........................  $10 1/2   $ 7 13/16

2000
1st Quarter.................................................  $28 1/2   $ 8 1/2
2nd Quarter.................................................  $19 13/16 $10 3/4
3rd Quarter (through August 16, 2000).......................  $21       $14 11/16

     On August 16, 2000, the closing sale price of our common stock as reported by the New York Stock Exchange was $19 3/4 per share. As of July 3, 2000, there were approximately 8,600 holders of record of the common stock.

     We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. Provisions of our credit agreement limit our ability to pay dividends in amounts exceeding 25% of cumulative net income subsequent to the effective date of the credit agreement. As of July 2, 2000, approximately $4.7 million was available for the payment of dividends under these provisions.

                                 CAPITALIZATION

     The following table sets forth our capitalization at July 2, 2000, and as adjusted to give effect to our receipt of the net proceeds from the sale of 4,100,000 shares of common stock offered hereby, after deducting the underwriting discount and estimated offering expenses payable by us. As adjusted data reflect the use of net proceeds to repay borrowings under our revolving credit facility, pending their intended use as described under "Use of Proceeds".

                                                                  JULY 2, 2000
                                                              --------------------
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
                                                                 (IN MILLIONS)
Long-term debt..............................................  $ 91.0     $ 16.2
                                                              ======     ======
Stockholders' equity:
  Preferred stock, $.01 par value; 15,000,000 authorized,
     none outstanding.......................................  $   --     $   --
  Common stock, $.01 par value; 125,000,000 authorized,
     26,801,505 issued and outstanding actual, 30,901,505
     issued and outstanding, as adjusted(1).................     0.3        0.3
  Additional paid-in capital................................    38.9      113.7
  Retained earnings.........................................    18.9       18.9
  Accumulated other comprehensive income....................     0.2        0.2
                                                              ------     ------
     Total stockholders' equity.............................  $ 58.3     $133.1
                                                              ======     ======
     Total capitalization...................................  $149.3     $149.3
                                                              ======     ======

---------------
(1) The number of shares excludes 5,600,000 shares of common stock reserved for issuance under our stock plans. As of July 3, 2000, 83,350 shares were allocated for issuance to participants under the ATI Performance Share Program and options to purchase 2,535,967 shares had been granted at a weighted average exercise price of $11.49 per share. The number also does not take into account 57,036 shares of restricted stock issued on July 25, 2000 to participants under our Restricted Stock Award Program.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data. Our fiscal year is determined based on a 53/52-week convention and ends on or about December 31. The information set forth below should be read together with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our historical consolidated financial statements and notes to those statements included in this prospectus. Our consolidated income statement data set forth below for fiscal 1997, 1998 and 1999 and the consolidated balance sheet data as of the end of fiscal years 1998 and 1999 are derived from our consolidated financial statements included in this prospectus which have been audited by Ernst & Young LLP, independent auditors, whose report is also included in this prospectus. The consolidated income statement data for fiscal 1995 and 1996 and the consolidated balance sheet data as of the end of fiscal years 1995, 1996 and 1997 are derived from our unaudited consolidated financial data that are not included in this prospectus. The consolidated income statement data for the first fiscal quarters of 1999 and 2000 and the consolidated balance sheet data as of the end of the first fiscal quarter of 2000 are derived from unaudited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and results of operations for these periods.

     Effective November 29, 1999, Teledyne Technologies was spun-off from ATI. Our historical financial information is not necessarily indicative of the results of operations or financial position that would have occurred if we had been a separate, independent company during the periods presented, nor is it indicative of future performance. The historical financial information does not include pro forma adjustments that reflect estimates of the expenses that we would have incurred had we been operated as an independent company and as capitalized at the time of the spin-off for each period presented.

     In the second quarter of 2000, our Board of Directors authorized the sale of Teledyne Cast Parts. Accordingly, our consolidated financial statements have been restated to reflect Teledyne Cast Parts as a discontinued operation.

                                                               FISCAL YEAR                   FIRST SIX MONTHS
                                                ------------------------------------------   -----------------
                                                 1995     1996     1997     1998     1999     1999      2000
                                                ------   ------   ------   ------   ------   -------   -------
                                                           (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
CONSOLIDATED INCOME STATEMENT DATA:
Sales.........................................  $657.8   $686.1   $707.4   $733.0   $761.4   $375.4    $397.7
Costs and expenses:
  Cost of sales...............................   478.6    487.9    511.8    532.1    552.1    275.3     287.4
  Selling, general and administrative
    expenses..................................   127.9    133.1    135.6    123.4    130.5     65.0      85.4
                                                ------   ------   ------   ------   ------   ------    ------
Operating profit..............................    51.3     65.1     60.0     77.5     78.8     35.1      24.9
Interest and debt expense, net................      --       --       --       --      0.8       --       3.6
Other income..................................     1.8      1.8      1.4      1.6      1.0      0.5       0.4
                                                ------   ------   ------   ------   ------   ------    ------
Income from continuing operations before
  income taxes................................    53.1     66.9     61.4     79.1     79.0     35.6      21.7
Provision for income taxes....................    21.7     28.0     24.1     32.7     31.8     14.7       8.6
                                                ------   ------   ------   ------   ------   ------    ------
Income from continuing operations.............    31.4     38.9     37.3     46.4     47.2     20.9      13.1
Discontinued operations, net of tax...........    (0.5)     1.8      4.3      2.3      1.8      1.2       0.2
                                                ------   ------   ------   ------   ------   ------    ------
Net income....................................  $ 30.9   $ 40.7   $ 41.6   $ 48.7   $ 49.0   $ 22.1    $ 13.3
                                                ======   ======   ======   ======   ======   ======    ======
Basic and diluted earnings per common share:
  Income from continuing operations...........  $ 1.25   $ 1.42   $ 1.33   $ 1.65   $ 1.73   $ 0.76    $ 0.48
  Discontinued operations.....................   (0.02)    0.07     0.15     0.08     0.06     0.04      0.01
                                                ------   ------   ------   ------   ------   ------    ------
Basic and diluted earnings per common share...  $ 1.23   $ 1.49   $ 1.48   $ 1.73   $ 1.79   $ 0.80    $ 0.49
                                                ======   ======   ======   ======   ======   ======    ======

CONSOLIDATED BALANCE SHEET DATA (AT PERIOD
  END):
Working capital...............................  $ 88.0   $ 95.6   $ 78.2   $ 72.6   $ 98.5   $ 81.6    $ 96.6
Total assets..................................  $232.3   $250.9   $250.6   $246.4   $313.4   $275.4    $342.5
Long term debt, net...........................  $   --   $   --   $   --   $   --   $ 97.0   $   --    $ 91.0
Stockholders' equity..........................  $115.2   $128.0   $109.4   $106.4   $ 44.5   $116.1    $ 58.3

---------------
(1) The number of average outstanding shares used to compute earnings per share for periods prior to the spin-off was determined based on a distribution ratio of one share of our common stock for every seven shares of ATI common stock in the spin-off.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

     We are a leading provider of sophisticated electronic and communications products, including components and subsystems for wireless and satellite systems, and data acquisition and communication equipment for airlines and business aircraft. We also provide systems engineering solutions and information technology services for space, defense and industrial applications, and manufacture general aviation and missile engines and components, as well as on-site power generation equipment. Effective November 29, 1999, we were spun off from ATI.

     Our strategy is to focus on markets for commercial communications products, while we continue to expand our profitable niche market businesses. For example, we intend to leverage our experience in manufacturing sophisticated fiber optic transmitters and receivers for aerospace customers to enable us to manufacture similar products for commercial customers in wireless and fiber optic communications markets. We plan to continually evaluate our product lines to ensure that they are aligned with our strategy. These actions will help us to redirect capital and management focus to opportunities that will best utilize our engineering resources and technical expertise. Consistent with this strategy, we plan to divest Teledyne Cast Parts, our sand and investment castings business. Accordingly, our financial statements have been restated to reflect Teledyne Cast Parts as a discontinued operation.

     Our fiscal year is determined based on a 53/52-week convention and ends on or about December 31. The following is our pro forma unaudited financial information for 1997, 1998, 1999 and each of the first six months of 1999 and 2000.

                                                         FISCAL YEAR          FIRST SIX MONTHS
                                                   ------------------------   -----------------
                                                    1997     1998     1999     1999      2000
                                                   ------   ------   ------   -------   -------
                                                     (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
Sales............................................  $707.4   $733.0   $761.4   $375.4    $397.7
Costs and expenses:
  Cost of sales..................................   511.8    532.1    552.1    275.3     287.4
  Selling, general and administrative expenses...   143.0    130.6    136.8     68.7      85.4
                                                   ------   ------   ------   ------    ------
Operating profit.................................    52.6     70.3     72.5     31.4      24.9
Interest and debt expenses, net..................     8.1      8.0      8.1      4.0       3.6
Other income.....................................     1.4      1.6      1.0      0.5       0.4
                                                   ------   ------   ------   ------    ------
Income from continuing operations before income
  taxes..........................................    45.9     63.9     65.4     27.9      21.7
Provision for income taxes.......................    18.0     26.4     26.3     11.5       8.6
                                                   ------   ------   ------   ------    ------
Income from continuing operations................    27.9     37.5     39.1     16.4      13.1
Discontinued operations, net of tax..............     4.3      2.3      1.8      1.2       0.2
                                                   ------   ------   ------   ------    ------
Net income.......................................  $ 32.2   $ 39.8   $ 40.9   $ 17.6    $ 13.3
                                                   ======   ======   ======   ======    ======
Basic and diluted earnings per common share:
  Income from continuing operations..............  $ 1.00   $ 1.33   $ 1.44   $ 0.60    $ 0.48
  Discontinued operations........................    0.15     0.08     0.06     0.04      0.01
                                                   ------   ------   ------   ------    ------
Basic and diluted earnings per common share......  $ 1.15   $ 1.41   $ 1.50   $ 0.64    $ 0.49
                                                   ======   ======   ======   ======    ======

     The pro forma financial information above has been presented for informational purposes only and may not reflect the results of operations that would have occurred had we operated as a separate, independent company for the periods presented. The pro forma financial information should not be relied upon as being indicative of future results. Pro forma adjustments reflect the estimated expenses (primarily interest expense and corporate expenses) that we would have incurred had we been operated as a separate company as of the beginning of each year and as capitalized at the time of the spin-off for each period presented. As part of the spin-off, we assumed

$100 million in long-term debt incurred by ATI. Pro forma income includes pro forma interest expense on this long-term debt as if it had been outstanding for all periods presented. Pro forma income adjusts corporate expenses to an annual level of $15 million from the lesser amount previously allocated.

     We operate in three business segments: Electronics and Communications; Systems Engineering Solutions; and Aerospace Engines and Components. Our segments' respective contributions to our total sales for 1997, 1998 and 1999 and the first six months of 1999 and 2000 are summarized in the following table:

                                                                                     FIRST
                                                              FISCAL YEAR          SIX MONTHS
                                                          --------------------    ------------
                                                          1997    1998    1999    1999    2000
                                                          ----    ----    ----    ----    ----
Electronics and Communications..........................   48%     47%     45%     45%     44%
Systems Engineering Solutions...........................   30      30      30      30      30
Aerospace Engines and Components........................   22      23      25      25      26
                                                          ---     ---     ---     ---     ---
                                                          100%    100%    100%    100%    100%
                                                          ===     ===     ===     ===     ===

RESULTS OF OPERATIONS

     FIRST SIX MONTH PERIODS

     Sales for the first six months of 2000 were $397.7 million, compared with sales of $375.4 million for the same period in 1999. Net income from continuing operations was $13.1 million ($0.48 per diluted share) for the first six months of 2000, compared with pro forma net income from continuing operations of $16.4 million ($0.60 per diluted share) for the same period of 1999.

     The second quarters of 2000 and 1999 included pretax charges of $12 million and $3 million, respectively, for piston engine product recall reserves. Excluding these reserves, net income from continuing operations was $20.4 million ($0.75 per diluted share) for the first six months of 2000, compared with pro forma net income from continuing operations of $18.2 million ($0.66 per diluted share) for the same period of 1999. For the first six months of 2000, net income including discontinued operations was $13.3 million ($0.49 per diluted share). For the six months of 1999, pro forma net income including discontinued operations was $17.6 million ($0.64 per diluted share).

     In the second quarter of 2000, our Board of Directors authorized the sale of the assets of Teledyne Cast Parts, which provides sand and investment castings to the aerospace and defense industries and was previously reported as part of our Aerospace Engines and Components segment. Accordingly, the consolidated financial statements have been restated to reflect Teledyne Cast Parts as a discontinued operation. No loss on disposal is anticipated.

     Teledyne Technologies was spun off from ATI, effective November 29, 1999. Pro forma adjustments in 1999 reflect the estimated expense impacts (primarily interest expense and corporate expenses) that would have been incurred had Teledyne Technologies operated as a separate company and as capitalized at the time of the spin-off for the 1999 period presented. Net income, before pro forma adjustments, was $22.1 million ($0.80 per diluted share) for the first six months of 1999.

     The increase in sales for the first six months of 2000, compared with the same 1999 period, reflected higher sales in each operating segment.

     The increase in earnings, excluding product recall reserves, for the first six months of 2000, compared with the pro forma earnings for the same period in 1999, reflected higher operating profit in each operating segment. Net pension income for the first six months of 2000 was $4.4 million, compared with net pension income of $3.2 million for the same period of 1999. Prior to the product recall reserves, earnings from continuing operations before interest, taxes, depreciation and amortization (EBITDA) for the first six months of 2000 were $45.1 million, compared with pro forma EBITDA of $40.8 million for the same period of 1999.

     Gross profit from continuing operations on a historical basis was higher in the first six months of 2000, compared with the same period in 1999. Net income, prior to product recall reserves, decreased due to interest expense on the debt assumed as part of the spin-off, higher research and development spending and higher administrative expense compared with the allocation from ATI which was based on sales. The higher gross margins for the first six months of 2000, compared with the same period of 1999, were attributable to changes in product mix within the operating segments offset by reduced margins on electronic manufacturing services. Our effective tax rate for the first six months of 2000 was 39.6% and was 41.3% for the same period of 1999.

     ANNUAL PERIODS

     We reported 1999 sales of $761.4 million, compared with sales of $733.0 million for 1998 and $707.4 million for 1997. Pro forma net income was $40.9 million, or $1.50 per diluted share, for 1999, compared with pro forma net income of $39.8 million, or $1.41 per diluted share, for 1998 and pro forma net income of $32.2 million, or $1.15 per diluted share, for 1997.

     International sales represented approximately 18%, 22% and 21% of our total sales for 1999, 1998 and 1997, respectively. Sales under contracts with the U.S. Government, which included contracts with the Department of Defense, were approximately 44%, 40% and 41% of our total sales for 1999, 1998 and 1997, respectively.

     In 1999, segment operating profit was $87.6 million, compared with $85.3 million in 1998 and $67.6 million in 1997. Included in operating profit was pension income of $6.6 million in 1999, $1.7 million in 1998 and pension expense of $722 thousand in 1997.

     Net income, before pro forma adjustments, was $49.0 million, or $1.79 per diluted share, in 1999, compared with $48.7 million, or $1.73 per diluted share, in 1998 and $41.6 million, or $1.48 per diluted share, in 1997. The historical financial statements reflect allocations representing corporate expense from ATI of $7.3 million, $7.8 million and $7.6 million for 1999, 1998 and 1997, respectively. These allocations were based on sales. The historical financial statements for 1999 also include one month of actual corporate expenses incurred by us after the spin-off and one month of interest costs on long-term debt. Cost of sales increased from 1997 to 1998 and from 1998 to 1999 in line with sales. Selling, general and administrative expenses decreased in 1998, compared with 1997, reflecting lower research and development and selling costs for each segment.

     2001 EARNINGS OUTLOOK

     We currently estimate 2001 segment operating profit from continuing operations should be 10% to 12% lower than total reported 1999 segment operating profit. This estimate is due to the cumulative effect of the following factors.

     We have announced plans for additional capital expenditures and product development expenses totaling approximately $20 million in the latter half of 2000, which would impact profitability in the third and fourth quarters. We currently expect additional similar expenditures at approximately the same annual rate in 2001 to continue funding our strategic initiatives, which are principally focused on broadband communications, including fiber optic, wireless and satellite communication applications.

     Additionally, several developments at our Aerospace Engines and Components segment, including the expected sale of Teledyne Cast Parts and softness in the small turbine engine business due to a decrease in military spare parts sales, reduced foreign demand for HARPOON missiles and the delay of the Joint Air-to-Surface Standoff Missile (JASSM) production start until 2002, will negatively impact 2001 results.

SEGMENTS

     The following discussion of our three business segments should be read in conjunction with Note 12 to Notes to Consolidated Financial Statements.

     ELECTRONICS AND COMMUNICATIONS

                                                    FISCAL YEAR            FIRST SIX MONTHS
                                             --------------------------    ----------------
                                              1997      1998      1999      1999      2000
                                             ------    ------    ------    ------    ------
                                              (IN MILLIONS, EXCEPT FOR PERCENTAGE AMOUNTS)
Sales......................................  $340.0    $342.1    $340.7    $170.5    $177.1
Operating profit...........................  $ 36.8    $ 42.6    $ 42.6    $ 19.2    $ 20.4
Operating profit as a % of sales...........    10.8%     12.5%     12.5%     11.3%     11.5%
International sales as a % of sales........    23.0%     22.2%     17.3%     19.0%     19.5%
Governmental sales as a % of sales.........    30.2%     29.9%     29.6%     30.3%     28.0%
Capital expenditures.......................  $ 10.8    $ 10.3    $ 13.5    $  3.9    $  5.4

     Our Electronics and Communications segment, through Teledyne Electronic Technologies, applies proprietary technology, advanced software and hardware design skills and manufacturing capabilities in data acquisition and communications, precision electronic devices and electronic manufacturing.

     FIRST SIX MONTHS OF 2000 COMPARED WITH FIRST SIX MONTHS OF 1999. Our Electronics and Communications segment sales for the first six months of 2000 were $177.1 million, up 3.9% from $170.5 million for the same period of 1999. Operating profit for the first six months of 2000 rose 6.3% to $20.4 million, from $19.2 million for the same period of 1999.

     For the first six months of 2000, compared with the same period of 1999, sales grew significantly in electronic manufacturing services, relay products, business and commuter aircraft communications equipment and microwave products. Sales from electronic manufacturing services and microwave products grew as a result of new orders from military and commercial customers. Relay products reported improved sales based on demand from the communications and semiconductor test equipment markets. Sales of medical and military microelectronics were down from the same periods last year. Segment operating profit improved due to growth in sales, partially offset by reduced margins on electronic manufacturing services and increased spending in optoelectronics and broadband wireless initiatives.

     1999 COMPARED WITH 1998. Our Electronics and Communications segment sales were $340.7 million in 1999, down slightly from 1998 sales of $342.1 million. Operating profit was $42.6 million, the same as 1998.

     Improved revenue growth and operating profit margins in the second half of 1999 allowed the segment to recover from a weak first half. For the year, sales of data acquisition and communications products increased by 3%, led by strong sales growth in communications equipment for business and commuter aircraft. Precision electronic device sales declined by 6% as strong sales increases in medical devices were offset by declines in other lines, particularly military microelectronics. Electronic manufacturing sales grew modestly. Operating profit, which was unchanged from 1998, reflected the sales impacts and included the licensing of certain intellectual property.

     1998 COMPARED WITH 1997. Sales for our Electronics and Communications segment increased 1% and operating profit increased 16% in 1998, compared with 1997. Improvements in sales and operating profit for the segment in 1998 were due primarily to increases in sales and operating profit of data acquisition and communications products, which increased by $9.8 million and $11.8 million, respectively. These increases were attributable to expanded demand by commercial airlines as well as by the business and commuter aircraft market. Improved sales and operating profit for electronic contract manufacturing services of $7.4 million and $2.6 million, respectively, reflected continued strength in this market. These improvements offset declines in sales and operating profit with respect to precision electronic devices during the period, which decreased by $15.8 million and $9.4 million, respectively, due to continuing economic difficulties in Asia and the continued weakness in the semiconductor equipment market. Results for 1998 included a loss of $1.4 million associated with the contract development of a low-level windshear alert system which was terminated in 1998.

     SYSTEMS ENGINEERING SOLUTIONS

                                                    FISCAL YEAR            FIRST SIX MONTHS
                                             --------------------------    ----------------
                                              1997      1998      1999      1999      2000
                                             ------    ------    ------    ------    ------
                                              (IN MILLIONS, EXCEPT FOR PERCENTAGE AMOUNTS)
Sales......................................  $210.4    $223.2    $226.5    $112.4    $118.2
Operating profit...........................  $ 13.1    $ 20.5    $ 20.2    $  9.4    $ 10.4
Operating profit as a % of sales...........     6.2%      9.2%      8.9%      8.4%      8.8%
International sales as a % of sales........    17.4%     21.8%     13.3%     16.7%      6.0%
Governmental sales as a % of sales.........    75.1%     71.3%     81.9%     77.4%     81.9%
Capital expenditures.......................  $  2.3    $  2.6    $  2.0    $  0.9    $  1.3

     Our Systems Engineering Solutions segment, through Teledyne Brown Engineering, offers a wide range of engineering solutions and information services to government defense, aerospace and commercial customers.

     FIRST SIX MONTHS OF 2000 COMPARED WITH FIRST SIX MONTHS OF 1999. Our Systems Engineering Solutions segment sales for the first six months of 2000 were $118.2 million, up 5.2% from $112.4 million for the same period of 1999. Operating profit for the first six months of 2000 rose 10.6% to $10.4 million, from $9.4 million for the same period of 1999.

     Our results for the first six months of 2000, compared with the same period in 1999, reflect strong sales growth in environmental programs, systems engineering and integration, information technology and space programs. Sales for the first six months of 2000 were negatively impacted by the significant decline in demand for our marine products for the petroleum exploration market, which has been very weak since the second quarter of 1999. Operating results reflected increased revenue, partially offset by mix differences in systems engineering and integration and environmental sales. Lower general and administrative expenses reflect a first quarter 2000 benefit of $1.4 million related to chemical weapon demilitarization reserves no longer needed due to additional program funding, which was partially offset by lower gross profit due to a writedown of approximately $0.9 million in our process control software business.

     1999 COMPARED WITH 1998. Sales for the Systems Engineering Solutions segment were $226.5 million, up slightly from 1998 sales of $223.2 million. For 1999, operating income was $20.2 million, down from $20.5 million for 1998.

     The aerospace, defense and environmental businesses all reported sales increases in double digits, with our environmental business growing by 24% relative to 1998. This strong performance was offset by a decline of $20.9 million in marine instrumentation products sales due to industry conditions affecting petroleum exploration activity. While operating profit was down slightly overall, significant increases in the rest of the business unit nearly offset a decline of approximately $4 million in marine products.

     1998 COMPARED WITH 1997. Sales for our Systems Engineering Solutions segment increased 6% and operating profit increased 56% in 1998 compared with 1997. The improvement in sales and operating profit was principally due to the increased sales and operating profit of $18.6 million and $5.2 million, respectively. The increase in sales was primarily associated with marine instrumentation products (due to favorable conditions in the oil industry), as well as increased participation in defense programs, primarily ballistic missile defense activities. Aerospace program sales decreased by $6.9 million in 1998 as a result of the winding down of the NASA payload integration contract, but operating profit for aerospace programs increased by $800 thousand due to increased deliveries of international aerospace hardware.

     AEROSPACE ENGINES AND COMPONENTS

                                                    FISCAL YEAR            FIRST SIX MONTHS
                                             --------------------------    ----------------
                                              1997      1998      1999      1999      2000
                                             ------    ------    ------    ------    ------
                                              (IN MILLIONS, EXCEPT FOR PERCENTAGE AMOUNTS)
Sales......................................  $157.0    $167.7    $194.2    $ 92.5    $102.4
Operating profit...........................  $ 17.7    $ 22.2    $ 24.8    $ 10.5    $  2.0
Operating profit as a % of sales...........    11.3%     13.2%     12.8%     11.4%      2.0%
International sales as a % of sales........    22.1%     23.6%     24.6%     22.2%     28.7%
Governmental sales as a % of sales.........    17.6%     19.9%     24.5%     25.3%     25.3%
Capital expenditures.......................  $  2.3    $  3.8    $ 12.8    $  1.6    $  2.6

     Our Aerospace Engines and Components segment, through Teledyne Continental Motors, focuses on the design, development and manufacture of piston engines, turbine engines, electronic engine controls and batteries.

     FIRST SIX MONTHS OF 2000 COMPARED WITH FIRST SIX MONTHS OF 1999. Our Aerospace Engines and Components segment sales for the first six months of 2000 were $102.4 million, up 10.7 % from $92.5 million in the same period of 1999. Excluding piston engine product recall reserves taken in the second quarters of 2000 and 1999, operating profit for the first six months of 2000 was $14.0 million, compared with operating profit of $13.5 million for the same period of 1999. Including product recall reserves, operating profit was $2.0 million for the first six months of 2000, compared with operating profit of $10.5 million in the same period of 1999.

     In the second quarter of 2000, we initiated a recall program to inspect up to 3,000 general aircraft engines to investigate possible metallurgical flaws in engine crankshafts. We recorded a $12 million pre-tax charge in the second quarter of 2000 for estimated costs associated with this program including the replacement of affected crankshafts. We are reviewing our options with regard to cost recovery and have commenced legal action against certain suppliers.

     Increased sales for piston engines in the first six months of 2000 were driven by aftermarket new engine sales and overhaul services. For the first six months of 2000, sales and operating profit in the turbine engine business were flat compared with the same period of 1999. In the second half of 1999, sales of new J69 turbine engines totaled $5.3 million, whereas no new J69 turbine engine sales are expected during the latter half of 2000. We expect that military spare parts sales will decrease since such parts are no longer on the military critical shortage list. Reduced foreign demand for HARPOON missiles is expected to create a break in production during 2001. Under our agreement with Lockheed Martin Corporation to supply turbine engines for the Joint Air-to-Surface Standoff Missile (JASSM) program, engineering development is expected to continue through the second quarter of 2001, with production deliveries not scheduled to begin until mid-2002. These developments will negatively impact the 2001 results for our Aerospace Engines and Components segment.

     Improved gross profit for the first six months of 2000 compared to the same period of 1999, reflects favorable product mix which was offset by higher general and administrative expenses resulting from increased research and development spending, selling expense and the product recall reserve.

     The results of the Aerospace Engines and Components segment have been restated to reflect Teledyne Cast Parts, which manufactures a wide range of castings for the aerospace and defense industries, as a discontinued operation.

     1999 COMPARED WITH 1998. Our Aerospace Engines and Components segment's 1999 sales were $194.2 million, which represented an increase of 16% from 1998 sales of $167.7 million. For the year, 1999 operating profit rose 12% to $24.8 million compared with $22.2 million for 1998.

     Engine related sales grew by over 15% in 1999, led by revenue increases of over 50% in turbine engines relative to 1998. Strong profit improvement in turbines was partially offset by a $3 million charge taken in the second quarter for a piston engine product recall.

     1998 COMPARED WITH 1997. Sales for our Aerospace Engines and Components segment increased 7% and operating profit increased 25% in 1998 compared with 1997. These sales and operating profit increases were due principally to a $10.7 million increase in sales and a $4.5 million increase in operating profit for new piston engine and turbine engine programs. These increases offset higher costs associated with manufacturing plant reconfiguration and the development of new products, including new digital electronic piston engine controls and a NASA-sponsored new piston engine program.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     Our principal capital requirements are to fund working capital needs, capital expenditures and debt service requirements. It is anticipated that operating cash flow, together with available borrowings under the credit facility described below, will be sufficient to meet these requirements in the year 2000. Teledyne Technologies currently expects to spend approximately $40.0 million on capital expenditures in 2000, of which $9.3 million was spent during the first six months of 2000.

     Net cash provided by operating activities from continuing operations was $10.2 million for the first six months of 2000, compared with $19.6 million for the same period of 1999. The $9.4 million decrease in cash provided from operations in 2000, compared with 1999, reflected an increase in prepaid and deferred income taxes.

     In 1999, cash provided from operations amounted to $47.4 million, compared with $67.1 million in 1998 and $72.9 million in 1997. The decrease in cash provided from operations in 1999, compared with 1998, reflected an increase in accounts receivable in 1999 compared with 1998, while in 1998 accounts receivable decreased from the prior year. The impact of the increase in accounts receivable in 1999 was partially offset by higher accounts payable and income taxes payable compared with the prior year.

     The January 2, 2000 balance sheet includes several accounts that were transferred to Teledyne Technologies in connection with the spin-off that were not included in the historical balance sheet at year end 1998. These amounts include certain deferred tax assets of $10.8 million, deferred compensation assets of $9.7 million, deferred compensation liabilities of $9.3 million, and net unrecognized actuarial gains on pension obligation of $14.7 million.

     Working capital was $96.6 million at the end of the first six months of 2000, compared with $98.5 million at the end of 1999. The higher balances in accounts receivable, inventory and accounts payable were due to higher sales in the later part of the second quarter of 2000 relative to the fourth quarter of 1999. The higher balance in accrued liabilities reflect the current portion of the product recall reserve and increases in advances from customers, as well as insurance and payroll accruals.

     Working capital increased to $98.5 million at year end 1999, compared with $72.6 million at year end 1998. The increase in working capital was primarily due to the increase in accounts receivable and current deferred tax asset balances.

     Net cash used in investing activities was primarily for capital expenditures as presented below.

                                                                                   FIRST
                                                           FISCAL YEAR           SIX MONTHS
                                                     -----------------------    ------------
                                                     1997     1998     1999     1999    2000
                                                     -----    -----    -----    ----    ----
                                                                  (IN MILLIONS)
Electronics and Communications.....................  $10.8    $10.3    $13.5    $3.9    $5.4
Systems Engineering Solutions......................    2.3      2.6      2.0     0.9     1.3
Aerospace Engines and Components...................    2.3      3.8     12.8     1.6     2.6
                                                     -----    -----    -----    ----    ----
                                                     $15.4    $16.7    $28.3    $6.4    $9.3
                                                     =====    =====    =====    ====    ====

     Financing activities used net cash of $5.2 million in the first six months of 2000, compared with cash used of $12.2 million for the same period of 1999. The 2000 amount primarily reflected net payments of $6.0 million on our revolving credit agreement.

     Cash used in financing activities for 1999 primarily reflected net transactions with ATI as well as net payments on long-term debt. Cash used in financing activities for 1998 and 1997 only reflected net transactions with ATI.

     A $200 million five-year revolving credit agreement that terminates in November 2004 was arranged with a syndicate of banks in connection with the spin-off. ATI drew $100 million under the facility prior to our assumption of the facility. Teledyne Technologies assumed the repayment obligation for the amount drawn by ATI. At July 2, 2000 we had $91.0 million outstanding under the facility. Excluding interest and fees, no payments are due under the credit facility until the facility terminates.

     At July 2, 2000, Teledyne Technologies had approximately $109.0 million of borrowing availability remaining under the credit facility. Borrowings under the credit facility bear interest at variable rates based on the prevailing prime or Eurodollar rates (or, in certain circumstances, the prevailing federal funds rate) and these rates will depend, in part, on the ratio of consolidated total indebtedness to consolidated total capitalization from time to time. The credit facility requires us to comply with various financial covenants and restrictions, including covenants and restrictions relating to indebtedness, liens, investments, dividend payments, consolidated net worth, interest coverage and the relationship of total consolidated indebtedness to earnings before interest, taxes and depreciation and amortization. The credit agreement prohibits the declaration of dividends or making other specified payments in amounts exceeding 25% of cumulative net income after the effective date of the credit agreement (which was $4.7 million as of July 2, 2000). The stock of our wholly-owned subsidiary, Teledyne Brown Engineering, Inc., was pledged to the lenders under the credit agreement as collateral to secure the obligations under the credit agreement until certain conditions related to a public offering of our common stock are satisfied.

     In connection with the spin-off, a new defined benefit pension plan was established and we assumed the existing pension obligations for all of the employees, both active and inactive, at the operations which perform government contract work and for active employees at operations which do not perform government contract work. ATI transferred pension assets to fund the new defined benefit pension plan, which at the time of the transfer then had assets in excess of liabilities.

     In connection with the spin-off, ATI received a tax ruling from the IRS stating in principle that the spin-off will be tax-free to ATI and to ATI's stockholders. The continuing validity of the IRS tax ruling is subject to certain factual representations and assumptions, including the completion of a public offering of our common stock within one year following the spin-off and use of proceeds for research and development and related capital projects, for the further development of manufacturing capabilities and for acquisitions and/or joint ventures. This offering is intended to satisfy this requirement.

     The Tax Sharing and Indemnification Agreement between ATI and Teledyne Technologies provides that we will indemnify ATI and its agents or representatives for taxes imposed on, and other amounts paid by, them or ATI's stockholders if we take actions or fail to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution. If any of the taxes or other amounts described above were to become payable by Teledyne Technologies, the payment could have a material adverse effect on our financial condition, results of operations and cash flow and could exceed Teledyne Technologies net worth by a substantial amount.

OTHER MATTERS

     TAXES

     The effective income tax rate was 39.6%, 41.3%, 40.2%, 41.3% and 39.4% in the first six months of 2000 and 1999 and in 1999, 1998 and 1997, respectively. Based on our history of operating earnings, expectations of future operating earnings and potential tax planning strategies, it is more likely than not that the deferred income tax assets at January 2, 2000 will be realized.

     COSTS AND PRICING

     Inflationary trends in recent years have been moderate. We primarily use the last-in, first-out method of inventory accounting which reflects current costs in the costs of products sold. These costs, the increasing costs of equipment and other costs are considered in establishing sales pricing polices. We emphasize cost containment in all aspects of our business.

     HEDGING ACTIVITIES; MARKET RISK DISCLOSURES

     Teledyne Technologies generally does not actively engage in derivative financial instruments such as futures contracts, options and swaps, forward exchange contracts or interest rate swaps and futures. While we believe that adequate controls are in place to monitor any hedging activities in which we may engage, many factors, including those beyond our control such as changes in domestic and foreign political and economic conditions, could adversely affect these activities. There are no hedging contracts outstanding.

     Our primary exposure to market risk relates to changes in interest rates and foreign currency exchange rates. We periodically evaluate these risks and have taken measures to mitigate these risks. We own assets and operate facilities in countries that have been politically stable. Also, our foreign risk management objectives are geared towards stabilizing cash flow from the effects of foreign currency fluctuations. We will, whenever practical, offset local investments in foreign currencies with borrowings denominated in the same currencies. All of our long-term debt is based on a market interest rate and, consequently, the fair value should not be affected materially by changes in market interest rates. Overall, we believe that our exposure to interest rate risk and foreign currency exchange rate changes is not material to our financial condition or results of operations.

     ENVIRONMENTAL

     Teledyne Technologies is subject to various federal, state, local and international environmental laws and regulations which require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. This includes sites at which we have been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. We are currently involved in the investigation and remediation of a number of sites. Reserves for environmental investigation and remediation totaled approximately $1.4 million at July 2, 2000. As investigation and remediation of these sites proceed and new information is received, we expect that accruals will be adjusted to reflect new information. Based on current information, we do not believe that future environmental costs, in excess of those already accrued, will materially and adversely affect our financial condition or liquidity. However, resolution of one or more of these environmental matters or future accrual adjustments in any one reporting period could have a material adverse effect on our results of operations for that period.

     With respect to proceedings brought under the federal Superfund laws, or similar state statutes, we have been identified as a potentially responsible party at approximately 17 such sites, excluding those sites at which we believe we have no future liability. Our involvement is very limited or de minimis at approximately 10 of these sites, and the potential loss exposure with respect to any of the remaining seven sites is not considered to be material.

     For additional discussion of environmental matters, see Notes 2 and 13 to Notes to Consolidated Financial Statements.

     GOVERNMENT CONTRACTS

     Teledyne Technologies performs work on a number of contracts with the Department of Defense and other agencies and departments of the U.S. Government. Sales under contracts with the U.S. Government, which included contracts with the Department of Defense, were approximately 44% of total sales in 1999 and 40% in 1998 and 41% in 1997. For a breakdown of sales to the U.S. Government by segment, see Note 12 to Notes to Consolidated Financial Statements. U.S. Government sales to the Department of Defense represented approximately 30%, 27% and 26% of our total sales for 1999, 1998 and 1997, respectively.

     Performance under government contracts has certain inherent risks that could have a material adverse effect on our business, results of operations and financial condition. Government contracts are conditioned upon the continuing availability of Congressional appropriations, which usually occurs on a fiscal year basis even though contract performance may take more than one year. The overall U.S. military budget declined in real dollars from the mid-1980s through the early 1990s. Although U.S. military budgets have stabilized in recent years, future levels of defense spending cannot be predicted. Delays or further declines in U.S. military expenditures could adversely affect our business, results of operations and financial condition, depending on the programs affected, the timing and size of the changes and our ability to offset the impact with new business or cost reductions.

     For information on accounts receivable from the U.S. Government, see Note 4 to Notes to Consolidated Financial Statements.

ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101). SAB No. 101 provides the Commission's views in applying generally accepted accounting principles to selected revenue recognition issues. We have reviewed the requirements of SAB No. 101 and have determined that we are in compliance with SAB No. 101.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 -- "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives in the statement of financial position and measure those instruments at fair value. In 1999, the FASB issued SFAS No. 137 -- "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133," which defers the effective date of SFAS No. 133 for one year. In June 2000, the FASB issued SFAS No. 138 -- "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of SFAS No. 133," which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. Teledyne Technologies must implement SFAS No. 133 by the first quarter of 2001 and has not yet made a final determination of its impact on the financial statements.

                                    BUSINESS

     We are a leading provider of sophisticated electronic and communications products, including components and subsystems for wireless and satellite systems, and data acquisition and communication equipment for airlines and business aircraft. We also provide systems engineering solutions and information technology services for space, defense and industrial applications, and manufacture general aviation and missile engines and components, as well as on-site power generation systems.

     We serve niche market segments where performance, precision and reliability are critical. Our customers include major communications and other commercial companies, government agencies, aerospace prime contractors and general aviation companies. We have developed strong core competencies in engineering, software development and manufacturing that we can leverage both to sustain and grow our current niche businesses, and to become an innovator in related higher-growth markets.

     We plan to capitalize on our existing technology and experience to increase our participation in commercial communications markets. For example, we intend to leverage our experience in manufacturing fiber optic transmitters and receivers for aerospace customers to enable us to manufacture similar products for commercial customers in wireless and fiber optic communications markets.

MARKET OPPORTUNITIES

     We believe that our core competencies in manufacturing sophisticated fiber optic and microwave components and subsystems for aerospace customers should provide a platform for growth in the commercial fiber optic and wireless communications markets. In addition, we intend to continue to pursue growth in key niche businesses such as data acquisition systems and distributed power systems, where we have established market positions.

     COMMUNICATIONS PRODUCTS

     Our corporate focus on both fiber optic and microwave communications is driven by the demand for bandwidth, which has increased dramatically in recent years. The growth in electronic mail and web access, and new applications such as streaming media, have stressed the capacity of the communications infrastructure. Communications service providers are rapidly expanding wireline, mobile wireless, fixed wireless, fiber optic, and satellite communication networks to meet the increasing demand and to prepare for the next generation of service offerings.

     FIBER OPTIC COMPONENTS. RHK, a leading market research and consulting firm, recently estimated that North American Internet traffic will grow from 350,000 to over 15 million terabytes per month between 1999 and 2003. With the bulk of this traffic transmitted over optical fiber, RHK also forecast that the worldwide market for optical components used in long distance telecommunication and cable television applications will grow from $6.6 billion to over $23 billion in the same period.

     We have manufactured sophisticated fiber optic transmitters and receivers for aerospace customers for over 10 years for use in projects such as the International Space Station. The engineering experience and manufacturing technology that we have developed provide us with a strong base to support commercial customers in the production of fiber optic transmitters and receivers in the rapidly growing market for commercial telecommunication components. Accordingly, we are installing new automatic assembly and alignment equipment to increase our production capacity for these types of components. We recently received an initial $1.8 million order from Corning Lasertron for the contract manufacture of fiber option transmission laser modules to be sold to Corning Lasertron's customers.

     MICROWAVE COMPONENTS. While fiber optic communication systems provide very high data rates, the cost of installation of fiber networks is prohibitive for most residential and commercial uses.

Wireline, fixed wireless and satellite systems can all be used to provide last mile broadband connectivity. Very Small Aperture Terminal (VSAT) satellite systems, which have traditionally been used for relatively low rate data transmission, are now evolving to provide high-speed Internet access and video transmission. Similarly, suppliers of Direct Broadcast Satellite (DBS) satellite systems are adding two-way broadband Internet access capabilities. For example, Hughes Network Systems' DirecPC(R) is a broadband satellite service providing high speed Internet access as well as broadcast IP multimedia applications. We recently signed a multi-year agreement to supply our MMIC power amplifiers to Hughes Network Systems for use in both their DirecPC(R) and broadcast VSAT systems.

     Several suppliers offer, or have announced plans to offer, fixed wireless multipoint Internet access systems for business and residential customers. Our monolithic microwave integrated circuit (MMIC) devices provide power amplification for new Unlicensed National Information Infrastructure (UNII) band systems that have been developed by Adaptive Broadband Corporation and other customers. Our microwave relays are used in a variety of communications applications where preservation of signal fidelity is essential. These include data routers, tower mounted amplifiers and high frequency test equipment.

     We have increased our research and development activities for microwave communication components to broaden our range of products, both to serve our current customers and to expand into new market segments. Examples of these products include new relays and traveling wave tubes that operate at higher microwave frequencies, and integrated transceivers for satellite communication systems.

     NICHE MARKET BUSINESSES

     We intend to pursue growth in markets where we have an established position by introducing new products and services for applications where a combination of market dynamics and our existing skills provide new opportunities.

     DATA ACQUISITION AND COMMUNICATION PRODUCTS. We are one of the leading suppliers of systems that collect and communicate essential performance data for the commercial airline industry. Although our systems were originally developed to meet FAA requirements, both commercial airlines and operators of business and commuter aircraft have realized that data acquisition systems can be used to improve aircraft maintenance and fuel management, as well as provide a permanent record of each aircraft's performance throughout its life.

     Our new Wireless Ground Link, which will enter operational trials later this year, automates the transfer of in-flight data via wireless systems to an airline's operations center, greatly improving the timeliness and efficiency of the data management system. In addition, data management software, such as our Flight Data Replay and Analysis System, can be used to analyze events that occurred during flight and can also be used to predict maintenance needs and implement safety procedures.

     The market for high functionality data acquisition systems aboard business and commuter aircraft continues to expand as these aircraft have begun to mirror commercial air transport aircraft in data gathering and aircraft monitoring. Our new Mini Flight Data Acquisition Unit (MFDAU) is specifically designed to meet the needs of business and commuter aircraft customers, and we have recently received orders from aircraft manufacturers, such as Gulfstream and Bombardier, and from regional carriers such as Continental Express.

     With the prevalence of electronic mail and wireless communications, airborne travelers, especially those aboard business and commuter aircraft, are seeking advanced office-like connectivity at all times. We continue to see strong demand for our systems that provide air-to-ground voice, data and facsimile communications for business and commuter aircraft. We recently renewed a multi-year airborne telephony agreement with Raytheon Company. Under the agreement, we will be the exclusive distributor of the MagnaStar(R) Air Telephone System through mid-2006. MagnaStar(R), designed specifically for corporate and regional jets, is a digital cellular air telephone system through which GTE Airfone provides air-to-ground voice, data and facsimile communications. MagnaStar(R) also supports analog and digital Satcom services.

     ENERGY SYSTEMS. The continued global growth in demand for electric power, the ongoing deregulation of the electric industry and concern for the environment have converged to create an emerging market opportunity for a variety of distributed, or on-site electric power and gas micro-generation technologies. We believe that our current portfolio of products and technologies, including on-site electrical generators, fuel cell technologies and hydrogen generation equipment, provide an attractive growth platform in the emerging market for distributed power systems.

     For over 40 years we have developed and manufactured small electrical power generators and hydrogen generation equipment. We currently provide on-site electrical generators and services to the U.S. Government and several commercial customers. Current products include our 2.5-kW Minotaur(TM) engine-generator system which is powered by natural gas and designed for long-term, continuous, low-maintenance prime power generation. Product development efforts are also focused on designing fuel cells in the 10-watt to 5.0-kW range. We recently signed a strategic license agreement with Humboldt State University to produce fuel cell systems based on proton exchange membrane technology developed at the University.

     INFORMATION TECHNOLOGY. Defense systems have become so complex that it is no longer practical or cost-effective to test large multiforce systems in the field against all possible threats. The Department of Defense (DoD) increasingly relies on computerized modeling and simulation tools to test performance and conduct training on these systems.

     We have developed hundreds of simulation programs, including the Extended Air Defense Simulation (EADSIM). Originally developed for the U.S. Army, EADSIM is now used by the U.S. Navy, Air Force and Marine Corps. The FAA is currently evaluating EADSIM for training air traffic controllers to better manage congested air space, and the U.S. Coast Guard is assessing the software as a tool to assist in analyzing strategies to address oceanic drug trafficking.

     The DoD is expanding its use of modeling and simulation technology to all phases of the acquisition process for systems, from initial concept development, through development, operational testing, training and support. We are now focusing on expanding the capabilities of our simulation tools to address this new initiative, known as Simulation Based Acquisition.

     GENERAL AVIATION AIRCRAFT ENGINES. The market for piston powered general aviation aircraft has shown a strong resurgence in recent years. According to the General Aviation Manufacturers Association, domestic production of new aircraft has increased from 444 new units in 1994 to over 1,700 units in 1999, with shipments of piston-engine aircraft increasing by 13.9 percent in 1999.

     We estimate that our Teledyne Continental Motors engines power approximately one-half of the active fleet of piston-powered aircraft. We believe that our installed base and brand recognition provide leverage for the introduction of new aftermarket products and services, such as our digital electronic engine controls which can be retrofitted to existing aircraft.

STRATEGY

     Our strategy is to focus on markets for commercial communications products, while we continue to expand our profitable niche market businesses. We plan to continually evaluate our product lines to ensure that they are aligned with our strategy. These actions will help us to redirect capital and management focus to opportunities that will best utilize our engineering resources and technical expertise. Specific elements of our strategy include:

     CAPITALIZE ON OUR EXISTING TECHNOLOGY AND EXPERIENCE TO PENETRATE COMMUNICATIONS MARKETS. We believe that certain broadband communications markets, especially wireless and satellite communications equipment and fiber optic communications components, offer a number of attractive opportunities to leverage our current technologies and capabilities. Our experience in manufacturing fiber optic modules for aerospace applications and high frequency microwave products places us in a strong position to manufacture similar components for the commercial communications market. We have formed a new business unit to pursue fiber optic component manufacturing opportunities and have already received an initial $1.8 million order from Corning Lasertron for the contract manufacture of fiber optic transmission laser modules to be sold to Corning Lasertron's customers. We have also increased our focus on wireless and satellite communication applications and are expanding our product lines with new power amplifiers, integrated microwave modules and high frequency relays.

     ENHANCE HIGH VOLUME MANUFACTURING CAPABILITY. We intend to increase our automated manufacturing capability to both lower the manufacturing cost of our existing products and enable us to meet the high volume needs of commercial customers in the expanding communications markets. For example, we have recently added state-of-the-art automated equipment for high volume manufacturing of components for fiber optic systems at our microelectronics facility. We also intend to expand our foreign manufacturing operations in Mexico and Scotland, when appropriate, in order to lower our costs or to access an available workforce. We plan to offer manufacturing services to fiber optic component and equipment OEMs who need high volume manufacturing of their own products either because of capacity constraints or lack of manufacturing expertise.

     EXPAND STRATEGIC ALLIANCES. We intend to establish relationships with companies where our combined financial, marketing, operational or technological resources can accelerate the introduction of new technologies and the penetration of new markets. Examples of current alliances include a strategic license agreement with Humboldt State University to produce fuel cell systems based on proton membrane technology developed at the University, a joint venture that is developing alternative technologies to incineration for the destruction of chemical weapons, an agreement with Pratt and Whitney to pursue teaming in the development of new applications for small turbine engines, and an alliance with Microcosm Technologies for the manufacturing of Microelectromechanical Systems (MEMS).

     LEVERAGE NICHE MARKET LEADERSHIP. We have developed strong, proprietary technical capabilities that have enabled us to achieve leading positions in many of our niche markets, including those for high frequency electromechanical relays, high frequency microwave power amplifiers, data acquisition avionics, piston engines for general aviation, small turbine engines and medical microelectronics. We intend to leverage our leadership position in several niche markets to accelerate the introduction of new products and to increase our value-added service offerings. For example, we are extending our position in data acquisition avionics by introducing new data acquisition products specifically designed for the business and commuter aircraft market.

OUR BUSINESS SEGMENTS

     ELECTRONICS AND COMMUNICATIONS

     Our Electronics and Communications segment, through Teledyne Electronic Technologies, provides a wide range of electronic systems, components and services that are focused primarily on advanced communications and data acquisition applications, and encompasses precision electronic components and subsystems that are used in medical, commercial, military and industrial instrumentation applications.

     COMMUNICATIONS PRODUCTS. Our innovative communications technologies include data acquisition and communication systems for commercial aviation, microwave power amplifiers for wireless and satellite systems, lightweight microwave filters and high-frequency relays. We are seeking to leverage our experience building sophisticated fiber optic transmitters and receivers for military and space applications to support the rapidly growing market for commercial fiber optic communication products.

     We have enhanced our leading position in air-to-ground telephony for business aircraft with new data transmission capabilities, and are extending our airline data management technology by developing a system that automates the transfer of information from aircraft to the airline via the Internet.

     Data Acquisition and Communication Products. Our aircraft information management solutions are designed to increase the safety and efficiency of airline transportation. With over 200 commercial airline customers, we are a leading supplier of digital flight data acquisition systems for the commercial airline industry. We have provided these systems to our airline customers for over one-half of Boeing aircraft currently in production. We also provide our systems to certain aircraft customers of Airbus Industrie's partner, Daimler-Chrysler Aerospace-Airbus. These systems acquire both data for use by the aircraft's flight data recorder, and record additional data for the airline's use, such as performance and engine condition monitoring.

     Our newest digital flight data acquisition units have some of the most advanced features in the industry. These systems conform to the required expansion of data recording capabilities, which were mandated by the FAA in 1997. At that time, the FAA increased the number of mandatory parameters to be monitored from 17 to 88 by the year 2002.

     Our new Wireless Ground Link automates the transfer of in-flight data recorded by our data acquisition systems to an airline's operations center. Transmission of the data can occur anytime an aircraft is on the ground utilizing existing digital wireless infrastructure. The raw data are then forwarded to the airline through the Internet, where our Flight Data Replay and Analysis System can process them into useful formats. Such data can then be used by the airline to schedule maintenance services and implement safety procedures.

     The market for data acquisition systems aboard business and commuter aircraft is growing rapidly as these aircraft have begun to mirror air transport aircraft in data gathering and aircraft monitoring. We are one of the largest suppliers of air-to-ground telephony, facsimile and data transmission products to the business and commuter aircraft market.

     Wireless and Satellite Communication Components. Our communication components and subsystems are used in satellite earth terminals, communication satellites, and base stations for Personal Communication Services (PCS) and wireless loops.

     We supply power amplifiers used in the L, C and Ku band satellite uplink transmitters. These products encompass both solid state MMICs and high power helix traveling wave tubes. Applications include Very Small Aperture Terminals (VSATs) used for credit card verification, corporate networking and mobile news gathering.

     A new and rapidly growing application for our MMIC transmitters is in the terminals for satellite-based Internet access systems that will be sold to consumers and businesses. Another new MMIC application is for broadband point-to-multipoint systems, operating in the Unlicensed National Information Infrastructure band, that are being deployed to provide wireless Internet access.

     Our Teledyne Relays miniature electromechanical relays are used where maintenance of signal fidelity is essential. Wireless applications include cellular base stations, tower mounted amplifiers and satellites. Other communications applications include Internet switches and routers, and fiber optic systems.

     Fiber Optic Communication Components. We have manufactured fiber optic transmitters and receivers for aerospace applications for over 10 years. In late 1999, the Harris Corporation awarded us a contract to manufacture rugged fiber optic transmitters and receivers for the new F-22 fighter program. Approximately 50 transmit and receive modules are used on each aircraft to route data to and from avionics equipment and the aircraft's central processor. Our fiber optic transmitter and receiver modules are also used for video distribution on the International Space Station.

     While these devices typically have sophisticated designs, the production volumes for aerospace applications are much lower than those required for commercial communications products. We are, therefore, expanding our manufacturing capacity for fiber optic communication products by dedicating additional clean room facilities to optical component manufacturing and are continuing to add automatic and semiautomatic assembly equipment.

     Our newly formed Teledyne OptoElectronics unit has received an initial $1.8 million order from Corning Lasertron for the contract manufacture of fiber optic transmission laser modules to be sold to Corning Lasertron's customers. The laser modules have passed the preliminary stages of qualification to Bellcore specifications and production is expected to begin in the third quarter of 2000, after the qualification process is completed. This contract requires delivery before the end of 2000.

     Electronic Manufacturing Services. We serve the market for low volume, high mix electronic component manufacturing through facilities in Tennessee, Mexico and Scotland. Examples of the types of products that we manufacture include sophisticated military electronics equipment, key subsystems in medical equipment such as Magnetic Resonance Imaging (MRI) systems, and subsystems for wireless and high data rate communication equipment. We are one of five companies of more than 37,000 suppliers to have been chosen by Lockheed Martin to receive their Star Supplier Facility award for 1999. Selection for this award requires 100% performance in quality and delivery of all products from the supplier to all Lockheed Martin companies.

     We also supply patented rigid-flex printed circuit boards that combine rigid circuit boards and flexible printed circuits in a single continuous unit, reducing the size of electronic equipment by permitting tighter packaging density and improving reliability by minimizing interconnections. We have added quick-turn manufacturing capability to provide our customers with prototypes in much less time than previously required.

     OTHER ELECTRONIC PRODUCTS

     Instruments and Equipment. We produce gas analyzers and vacuum instrumentation for semiconductor manufacturing and other industrial processes. Our new Model 2002(TM) Dual Sensor vacuum gauge was selected by the editors of Research and Development as one of the most significant new technologies for 1999. We have expanded our line of equipment for printed circuit board manufacturing with an innovative copper plating system designed to plate panels in less time than conventional systems.

     Defense and Aerospace Electronics. We are a leading supplier of high power traveling wave tubes for electronic warfare systems, radar systems, and military satellite communications systems for both domestic and international applications. Our hybrid microcircuits are used in applications such as military (including F-18 and F-22 aircraft and the M1A2 tank), aerospace, medical and instrumentation systems. We also manufacture military and space qualified relays, electronic sequencing devices for military ejection seats, and runway visual range detectors used in airport operations.

     Medical Electronics. We have applied our multi-chip modules technology to the manufacture of life sustaining and life enhancing implantable medical devices, including cardiac pacemakers and defibrillators, neural stimulators and cochlear implant hearing aids. Newer products include biological signal sensors and ambulatory digital recorders for the diagnosis and monitoring of epilepsy and sleep disorders.

     High-Density Connectors. We supply custom, low profile, surface mount connectors for applications in computer disk drives and consumer medical electronic devices, and are targeting their use in high-volume applications such as personal computers and workstations.

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

SYSTEMS ENGINEERING SOLUTIONS

     Teledyne Brown Engineering, Inc. applies the skills of its extensive staff of engineers and scientists to solve the increasingly complex problems of our defense, aerospace and commercial customers. We also manufacture small electrical power generators and hydrogen supply systems to support the emerging market for distributed electrical power.

     AEROSPACE SOLUTIONS

     We provide a broad range of highly sophisticated engineering solutions and services to U.S. space programs. As the payload integration contractor for NASA's Marshall Space Flight Center, we have had major responsibilities in the numerous scientific missions of the Space Shuttle. This work has ranged from experiment planning, through designing and fabricating interface hardware, to manning the mission control center during flight operations.

     The centerpiece of our current space activities is the International Space Station. We are involved in both space-borne and ground-support hardware development and we participate in mission planning and operations.

     DEFENSE SOLUTIONS

     For over 45 years, we have played a key role in the development of U.S. defense systems. In ballistic missile defense programs, we have provided solutions in systems engineering, integration, and testing; real-time distributed testing and training; radar and optical systems design; command center development; and intelligence studies and threat analysis. We provide battle simulation software as part of our role for the U.S. Ballistic Missile Defense Organization's National Missile Defense program.

     We also provide an array of engineering solutions related to combat systems technologies, including research and development test support, operational test and evaluation, systems survivability analysis, and body armor development.

     INFORMATION SERVICES

     Our software products, most of which are certified to ISO 9001, are used for highly diverse applications, such as high-fidelity simulations, multi-media training, Internet website development, distributed real-time testing, and command and control centers.

     We have developed hundreds of simulation programs, including the Extended Air Defense Simulation, which is used by friendly governments worldwide and was combat-proven during Operation Desert Storm and more recent operations. We have recently upgraded the U.S. Army's land-combat model to include amphibious and tactical air operations.

     We are recognized as a leader in the development of real-time, vehicle and weapons-integrated simulations for systems testing and training. Our Systems Exerciser is a simulation tool used to verify the inter-operational compatibility of geographically separated, complex defense systems. The Systems Exerciser "drives" actual weapons systems with a simulated environment including threats, weather, and terrain, creating a robust virtual world in which real systems can operate and interact.

     We have been continuously involved in weapons signature management development efforts since 1989, with over 47 successful programs, of which 37 were sole source contracts. We are particularly well known for systems that limit the detection of soldiers on the battlefield by radar or infrared sensors, as to which we hold several issued and pending patents. The Optical Signatures Code, which we developed and maintain, is the recognized standard in missile defense. We also developed the world's largest on-line database for optical signatures.

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

     ENVIRONMENTAL SOLUTIONS

     We utilize our systems engineering solutions to assist the U.S. Government in complying with terms of the Chemical Weapons Convention Treaty. This Treaty requires the United States to destroy all chemical weapons and material by 2007. As a 50% participant in a joint venture, we are developing alternative technologies to incineration for the destruction of stockpile chemical munitions. As the prime contractor for the U.S. Army's Non-Stockpile Chemical Materiel Demilitarization program, we are designing, fabricating, integrating, and testing equipment to safely destroy small caches of chemical munitions and materiel located in over 30 states.

     We also support the United States government's efforts to clean up nuclear weapon production complexes, and to safely store nuclear waste. A key need, both for temporary and permanent storage of these nuclear wastes, is the availability of a reliable containment method, or canisters for waste containment. We have targeted our efforts within this market on the production of containers and equipment to support the nation's efforts to clean up hazardous waste. We have been selected by the Air Force to establish and operate a highly specified analysis laboratory for performing nuclear forensic analysis of gas samples.

     ENERGY SYSTEMS

     We currently provide on-site electrical power generators and services to the U.S. Government and several commercial customers. Current products include our 2.5kW Minotaur(TM) engine-generator system which is powered by natural gas and designed for long-term, continuous, low-maintenance prime power generation and the Telan(R) thermoelectric generator series for prime power generation in the range of three to 500 watts. Product development efforts are also focused on designing fuel cells in the 10-watt to 5.0kW range. We recently signed a strategic license agreement with Humboldt State University to produce fuel cell systems based on proton exchange membrane technology developed at the University.

     We also manufacture and sell a broad line of hydrogen generation systems. Using electrolysis of water, our current line of generators meet a wide range of customer needs for on-site production of high-purity gas. Products include the Altus(R) and Titan(TM) gas generation systems used for high purity hydrogen and oxygen supply in the range of one to 2,000 standard liters per minute. Our product development efforts in hydrogen generation are also focused on gas reformer systems which convert hydrocarbon fuels, such as natural gas, propane or methanol into a hydrogen-rich stream for direct use in fuel cells.

AEROSPACE ENGINES AND COMPONENTS

     Our Aerospace Engines and Components segment, through Teledyne Continental Motors, focuses on the design, development and manufacture of piston engines, turbine engines, electronic engine controls and batteries.

     PISTON ENGINES

     We design, develop and manufacture piston engines and ignition systems for major general aviation airframe manufacturers and provide spare parts and engine rebuilding services. We are one of two primary worldwide original equipment producers of piston engines and after-market service providers for the general aviation marketplace.

     Our product lines include engines powering the Raytheon Beech Bonanza and Baron aircraft, the Mooney Aircraft line of advanced single engine aircraft, and the popular New Piper Seneca V twin-engine aircraft. In addition to these long-standing products, our engines will power four new high-speed composite aircraft currently entering production. These are the Cirrus SR-20, Lancair Columbia, Diamond Katana C1, and the Extra 400.

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

     In addition to the sales of new aircraft engines to aircraft producers, we also actively support the aircraft engine aftermarket. Piston aircraft engines are produced with a finite utilization life generally expressed as time between overhaul. Our after-market support includes the rebuilding of nearly 3,000 of these units annually with our Gold Medallion(R) Rebuilt Engine. We provide a full complement of spare parts such as cylinders, crankcases, fuel systems, crankshafts, camshafts and ignition products. In addition, our Gill(R) line of lead acid batteries is widely recognized as the premier power source for general aviation.

     We have developed the first full authority digital electronic controls for piston aircraft engines. These controls are designed to automate many functions that currently require manual control, such as fuel flow and power management. This system also saves fuel as a result of improved engine management. We believe that these control systems, which are in the process of FAA certification testing, will become standard equipment on new aircraft, and will be retrofitted on higher-end, piston-powered general aviation aircraft. We anticipate FAA certification of these systems in 2000.

     In November 1999, we acquired certain assets of Long Island, New York-based Mattituck Aviation Corporation, a privately owned aftermarket supplier and piston engine overhauler to the general aviation marketplace. This acquisition is expected to bring additional service capabilities to Teledyne Continental Motors. These service capabilities should leverage our investments in manufacturing excellence and the development of digital electronic controls for piston aircraft engines.

     TURBINE ENGINES

     We design, develop and manufacture small turbine engines for missiles and unmanned aerial vehicles. We also produce engines that power military trainer aircraft.

     Our J402 engine powers the HARPOON missile system. This engine also powers the Standoff Land Attack Missile and the Standoff Land Attack Missile Expanded Response. A derivative of the J402 engine has been selected by Lockheed Martin Corporation to power the Joint Air-to-Surface Standoff Missile (JASSM) that is scheduled to start production in 2002. We are the sole source provider for engines for the JASSM system. The JASSM production requirement, which initially was projected at 2,400 units, has been increased in recent months to 3,700 units.

     Another of our engines provides the turbine power for the Improved Tactical Air Launched Decoy being built for the U.S. Navy. This system enhances combat aircraft survivability by both serving as a decoy and identifying enemy radar sources. This low-cost turbine engine is the first of a family of lower-thrust engines to enter production.

     We are the sole source for major spare parts for the engine for the T-37 aircraft, the primary jet trainer for the U.S. Air Force. This engine has been in service for over 40 years and will continue to power the T-37 well into this decade.

     We recently signed an agreement with Pratt & Whitney's Small Military Engines unit to pursue teaming in areas of development, manufacturing, and technical and product support of small military engine products and services. This product line would include Uninhabited Air Vehicle engines producing up to 16,000 pounds of thrust which would be provided to the U.S. Government.

DISCONTINUED OPERATIONS

     Teledyne Cast Parts offers a wide range of complex sand-cast aluminum and magnesium castings and nickel-based superalloy and stainless steel investment castings to the aerospace and defense industries. Premium quality castings are produced from various processes in accordance with military, aerospace and commercial customer specifications to exacting tolerances and mechanical strengths.

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

     This unit, which we plan to divest, was previously reported as part of the Aerospace Engines and Components segment but now is reported as a discontinued operation.

CUSTOMERS

     We have hundreds of customers in the communications, electronics, aerospace and defense industries. No commercial customer accounted for more than 10% of our total sales during 1999, 1998 or 1997. Examples of our customers include Hughes Network Systems for communications products, Boeing and Gulfstream in commercial aviation, St. Jude Medical and General Electric for medical products, and the Department of Defense, Lockheed Martin and NASA for government products and services.

     Approximately 44%, 40% and 41% of our total sales for 1999, 1998 and 1997, respectively, were derived from contracts with agencies of, and prime contractors to, the U.S. Government. Our principal U.S. Government customer is the Department of Defense. Our largest program with the U.S. Government, the Systems Engineering and Technical Assistance contract with the Space and Missiles Defense Command, represented 6.2%, 7.7% and 7.7% of total sales for 1999, 1998 and 1997, respectively. Set forth below are sales by our segments to agencies of and prime contractors to the U.S. Government for the periods presented.

                                                               1997      1998      1999
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Electronics and Communications..............................  $102.7    $102.4    $101.1
Systems Engineering Solutions...............................   158.0     159.2     185.4
Aerospace Engines and Components............................    27.6      33.3      47.5
                                                              ------    ------    ------
                                                              $288.3    $294.9    $334.0
                                                              ======    ======    ======

     Our backlog of confirmed orders was approximately $348.0 million at January 2, 2000, $363.7 million at January 3, 1999 and $352.6 million at July 2, 2000.

SALES AND MARKETING

     Our sales and marketing approach varies by segment and by product within our segments. A shared fundamental tenet is the commitment to work closely with our customers to understand their needs, with an aim to secure preferred supplier and longer-term relationships.

     Our business segments use a combination of internal sales forces, distributors and commissioned sales representatives to market and sell our products and services. Products are also advertised in appropriate trade journals and by means of various web sites. To promote our products and other capabilities, our personnel regularly participate in relevant trade shows and professional associations. Many of our government contracts are awarded after a competitive bidding process in which we seek to emphasize our ability to provide superior products and technical solutions in addition to competitive pricing.

COMPETITION

     We believe that technological capabilities and innovation and the ability to invest in the development of new and enhanced products are critical to obtaining and maintaining leadership in our markets and the industries in which we generally compete. Although we have certain advantages that we believe help us compete in our markets effectively, each of our markets is highly competitive. Our businesses vigorously compete on the basis of quality, product performance and reliability, technical expertise, price and service. Many of our competitors have, and potential competitors could have, greater name recognition, a larger installed base of products, more extensive engineering, manufacturing, marketing and distribution capabilities and greater financial, technological and personnel resources than we do.

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RESEARCH AND DEVELOPMENT

     Our research and development efforts primarily involve engineering and design relating to improving existing product lines and developing new products and technologies in the same or related fields. We spent a total of $215.9 million, $175.0 million and $188.4 million on research and development for 1999, 1998 and 1997, respectively. Customer-funded research and development, most of which was attributable to work under contracts with the U.S. Government, represented approximately 87%, 86% and 85% of total research and development costs for 1999, 1998 and 1997, respectively.

     In 1999, approximately 56% of the $27.8 million in company-funded research and development costs were incurred in our electronics and communications businesses. We expect the level of company funded research and development to increase to approximately $35.0 million in 2000 as we increase our manufacturing capabilities and product development efforts in the fiber optic and wireless communications businesses.

INTELLECTUAL PROPERTY

     While we own and control various intellectual property rights, including patents, trade secrets, confidential information, trademarks, trade names, and copyrights, which, in the aggregate, are of material importance to our business, our management believes that our business as a whole is not materially dependent upon any one intellectual property or related group of such properties. We own several hundred active patents and are licensed to use certain patents, technology and other intellectual property rights owned and controlled by others. Similarly, other companies are licensed to use certain patents, technology and other intellectual property rights owned and controlled by us.

     Patents, patent applications and license agreements will expire or terminate over time by operation of law, in accordance with their terms or otherwise. We do not expect the expiration or termination of these patents, patent applications and license agreements to have a material adverse effect on our business, results of operations or financial condition.

EMPLOYEES

     Out of a total workforce of approximately 5,800 (including Teledyne Cast Parts), about 1,400 individuals have engineering, physics, mathematics or computer science degrees. The International Union of United Automobile, Aerospace and Agricultural Implement Workers of America represents approximately 385 of our employees under a collective bargaining agreement that expires on December 16, 2000 and another approximately 130 of our employees under a collective bargaining agreement that expires on November 24, 2001. We consider our relations with our employees to be good.

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

OUR FACILITIES

     Our principal facilities are listed below. Although the facilities vary in terms of age and condition, our management believes that these facilities have generally been well maintained and are adequate for current operations.

       FACILITY LOCATION                           PRINCIPAL USE                   OWNED/LEASED
       -----------------                           -------------                   ------------
                            ELECTRONICS AND COMMUNICATIONS SEGMENT
Teledyne Electronic Technologies
  Los Angeles, California           Development and production of electronic       Owned and
                                    components and subsystems.                       Leased

  Los Angeles, California           Production of digital data acquisition           Leased
                                    systems for monitoring commercial aircraft
                                    and engines.

  Lewisburg, Tennessee              Development and production of electronic         Owned
                                    components and subsystems.

  Mountain View, California         Production of ferrite components, switching      Owned
                                    devices, filters and monolithic microwave
                                    integrated circuits.

  Hawthorne, California             Production of electronic components.             Owned

  Rancho Cordova, California        Development of production of traveling wave    Owned and
                                    tubes and power supplies for use in              Leased
                                    commercial markets.

                             SYSTEMS ENGINEERING SOLUTIONS SEGMENT
Teledyne Brown Engineering
  Huntsville, Alabama               Provision of engineered services and             Owned
                                    products, including systems engineering,
                                    optical engineering, software and hardware
                                    engineering, and instrumentation
                                    technology.

  Hunt Valley, Maryland             Manufacturing, assembling and maintenance        Leased
                                    of power generating systems.

  Knoxville, Tennessee              Laboratories and offices in support of           Leased
                                    environmental services.

  Washington, D.C.                  Defense program offices supporting               Leased
                                    governmental customers.

                           AEROSPACE ENGINES AND COMPONENTS SEGMENT
Teledyne Continental Motors
  Mobile, Alabama                   Design, development and production of new        Leased
                                    and rebuilt piston engines, ignition
                                    systems and spare parts for the general
                                    aviation market.

  Redlands, California              Manufacturing of batteries for the general       Owned
                                    aviation market.

  Toledo, Ohio                      Design, development and production of small      Leased
                                    turbine engines for aerospace and military
                                    markets.

     We also own or lease facilities elsewhere in the United States and in countries outside the United States, including Tijuana, Mexico, Gloucester, England and Cumbernauld, Scotland. Our executive offices are currently located at 2049 Century Park East, Suite 1500, Los Angeles, California 90067-3101 and are subleased from a subsidiary of ATI.

LITIGATION

     From time to time, we become involved in various lawsuits, claims and proceedings related to the conduct of our business. While we cannot predict the outcome of any lawsuits, claims or proceedings, our management does not believe that the disposition of any pending matters is likely to have a material adverse effect on our financial condition or liquidity. The resolution in any reporting period of one or more of these matters, however, could have a material adverse effect on our results of operations for that period.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SEGMENT PRESIDENTS

     Set forth below is information concerning our directors, executive officers and segment presidents and their ages as of July 1, 2000.

NAME                                        AGE                       POSITION
----                                        ---                       --------
DIRECTORS AND EXECUTIVE OFFICERS:
Robert Mehrabian                            58   President and Chief Executive Officer and a
                                                 Director
John T. Kuelbs                              57   Senior Vice President, General Counsel and
                                                 Secretary
Nicholas L. Blauwiekel                      44   Vice President - Human Resources
Dale A. Schnittjer                          56   Acting Chief Financial Officer, Treasurer and
                                                 Controller
Thomas A. Corcoran                          55   Chairman of the Board and Director
Robert P. Bozzone                           66   Director
Paul S. Brentlinger                         73   Director
Frank V. Cahouet                            68   Director
Diane C. Creel                              51   Director
C. Fred Fetterolf                           71   Director
Charles J. Queenan, Jr.                     70   Director

SEGMENT PRESIDENTS:
Marvin H. Fink                              64   President, Teledyne Electronic Technologies
Richard A. Holloway                         58   President, Teledyne Brown Engineering, Inc.
Bryan L. Lewis                              51   President, Teledyne Continental Motors
Charles E. McGill                           64   President, Teledyne Cast Parts

     ROBERT MEHRABIAN has been the President and Chief Executive Officer of Teledyne Technologies since its formation. Prior to November 29, 1999, he was the President and Chief Executive Officer of ATI's Aerospace and Electronics segment since July 1999 and had served ATI in various senior executive capacities since July 1997. Before joining ATI, Dr. Mehrabian served as President of Carnegie Mellon University. He is also a director of Mellon Financial Corporation and PPG Industries, Inc.

     JOHN T. KUELBS has been the Senior Vice President, General Counsel and Secretary of Teledyne Technologies since November 29, 1999, having joined ATI's Aerospace and Electronics segment in October 1999. Mr. Kuelbs was Senior Vice President -- Acquisition Policy for Raytheon Company from November 1998 to September 1999 and Senior Vice President -- Legal of Raytheon Systems Company from January 1998 to November 1998. Before Raytheon's acquisition of Hughes Aircraft Company, Mr. Kuelbs spent 17 years at Hughes Aircraft Company where he served as Senior Vice President, General Counsel and Secretary from 1994 to 1998.

     NICHOLAS L. BLAUWIEKEL became Vice President -- Human Resources of Teledyne Technologies on March 1, 2000. From October 1998 through February 2000, he was Corporate Vice President, Human Resources, of Shiloh Industries, a manufacturer of steel and advanced materials located in Cleveland, Ohio. From July 1996 to October 1998, Mr. Blauwiekel was Vice President, Human Resources, of Cooper Automotive Company, located in Chesterfield, Missouri. For over 16 years prior thereto he held various human resources management positions with Eaton Corporation, a global manufacturer of highly engineered products which serve industrial, vehicle, construction, commercial and semiconductor markets.

     DALE A. SCHNITTJER has been the Controller of Teledyne Technologies since November 29, 1999 and acting Chief Financial Officer and Treasurer since June 1, 2000. From 1998 to November 29, 1999, Mr. Schnittjer served as a financial executive to the Aerospace and Electronics and Industrial segments of ATI. Prior to that, he was Vice President -- Finance of Teledyne Wah Chang from 1997 to 1998 and Vice President -- Finance of Teledyne Specialty Equipment from 1995 to 1997.

Mr. Schnittjer has held various financial positions with several of Teledyne's aerospace and electronics companies since 1971.

     THOMAS A. CORCORAN has been the Chairman of the Board since November 29, 1999. He has been the President and Chief Executive Officer of ATI since October 1999 and became Chairman of the Board of ATI in May 2000. He served as the President and Chief Operating Officer of the Electronics Sector of Lockheed Martin Corporation from March 1995 through October 1998 and he was President and Chief Operating Officer of the Lockheed Martin Space Sector from October 1998 through September 1999. Previously, he was President of Martin Marietta Corporation's Electronics Group beginning in 1993, and prior to that, he was a Vice President of General Electric. Mr. Corcoran is also a director of ATI, L-3 Communications Holdings, Inc., The PNC Financial Services Group, Inc. and REMEC, Inc. Mr. Corcoran is a member of our Governance Committee.

     ROBERT P. BOZZONE has been Vice Chairman of the Board of ATI since August 1996. He had served as Vice Chairman of Allegheny Ludlum Corporation, a subsidiary of ATI, since August 1994 and previously was President and Chief Executive Officer of Allegheny Ludlum. He is also a Director of ATI, Water Pik Technologies, Inc. and DQE, Inc., whose principal subsidiary is Duquesne Light Company. Mr. Bozzone is a member of our Audit Committee.

     PAUL S. BRENTLINGER is a Partner of Morgenthaler Ventures, a venture capital group located in Cleveland, Ohio and Menlo Park, California. He led Morgenthaler's investment in such companies such as Microchip Technology, Inc. and Dispatch Communications (now part of Nextel Communications, Inc.). Prior to joining Morgenthaler, he was Senior Vice President -- Finance of Harris Corporation, a manufacturer of communications equipment. Mr. Brentlinger is also a director of ATI. Mr. Brentlinger is a member of our Audit Committee.

     FRANK V. CAHOUET served as the Chairman, President and Chief Executive Officer of Mellon Financial Corporation, a bank holding company, and Mellon Bank, N.A., prior to his retirement on December 31, 1998. He is also a director of ATI, Avery Dennison Corporation, Korn Ferry International and Saint-Gobain Corporation. Mr. Cahouet is Chair of our Audit Committee and a member of our Governance Committee.

     On January 5, 1998, as a consequence of assuming a position as the Chairman of the Board of Trustees of Allegheny General Hospital ("AGH"), Mr. Cahouet became a Trustee of AGH's parent entity, the Allegheny County Health Education and Research Foundation ("AHERF"). AHERF filed for bankruptcy seven months later in July, 1998. AGH has not filed for bankruptcy. Several civil suits have been filed against the former officers and trustees of AHERF, including Mr. Cahouet, in connection with its bankruptcy.

     DIANE C. CREEL is Chief Executive Officer and President of EarthTech, an international consulting engineering firm. Ms. Creel is also a director of ATI and The B.F. Goodrich Company and a member of the Boards of the Corporations and Trusts that comprise the Fixed Income funds of the American Funds Group. Ms. Creel is a member of our Personnel and Compensation Committee and our Governance Committee.

     C. FRED FETTEROLF was President and Chief Operating Officer of Alcoa, Inc. prior to his retirement in 1991. He is also a director of ATI, Commonwealth Industries, Dentsply International Inc., Union Carbide Corporation and Praxair, Inc. Mr. Fetterolf is a member of our Personnel and Compensation Committee. He is Chair of our Governance Committee.

     CHARLES J. QUEENAN, JR. is Senior Counsel to Kirkpatrick & Lockhart LLP, attorneys-at-law. Prior to January 1996, he was a partner of that firm. He is also a director of ATI, Water Pik Technologies, Inc. and Crane Co. Mr. Queenan is Chair of our Personnel and Compensation Committee.

     MARVIN H. FINK has been the President of Teledyne Electronic Technologies since 1993. Mr. Fink has held various management positions with several of Teledyne's aerospace and electronic companies for over 37 years.

     RICHARD A. HOLLOWAY has been the President of Teledyne Brown Engineering since February 1998. Prior thereto, he was Senior Vice President, Government Division of SCI Systems, Inc., a provider of manufacturing and design services to commercial companies, the U.S. military and foreign governments.

     BRYAN L. LEWIS has been the President of Teledyne Continental Motors since 1992. Prior to that time, he was President of the Turbine Engine operations of Teledyne, Inc. (1990-1992) and has held various technical and general management positions during his 20 years with Teledyne Technologies and its predecessors.

     CHARLES E. MCGILL has been the President of Teledyne Cast Parts since March 1999. Prior thereto, he was Vice President of ATI's Aerospace and Electronics segment and from 1993 through 1997, he was Vice President, Finance and Administration of Teledyne Electronic Technologies. Mr. McGill has held various management and financial positions with several of Teledyne's aerospace and electronics companies for over 34 years.

BOARD STRUCTURE AND COMPENSATION

     Our Board of Directors is divided into three classes; only one class of directors stands for election each year and the directors elected serve a three-year term. We have agreed with ATI, and our Bylaws provide, that until the third annual meeting of our stockholders held after November 29, 1999 at least a majority of our directors will be persons who are also directors of ATI.

     Directors who are not our employees are paid an annual retainer fee of $24,000. The non-executive chairman of the Board of Directors is paid an additional annual retainer fee of $25,000. Directors are also paid $1,200 for each Board meeting and $1,000 for each committee meeting attended, although the Chairman of the Board of Directors does not receive any compensation for attending these meetings. Each non-employee chair of a committee is paid an annual fee of $2,500. Directors who are our employees do not receive any compensation for their services on our Board or its committees.

     The non-employee directors also participate in the 1999 Non-Employee Director Stock Compensation Plan. The purpose of the Director Stock Plan is to provide non-employee directors with an increased personal interest in our performance.

     Under the Director Stock Plan, options to purchase 2,000 shares of our common stock were granted to non-employee directors on the date of our spin-off from ATI. Under the Director Stock Plan, options to purchase 2,000 shares of our common stock are granted at the conclusion of each Annual Meeting of Stockholders. If a non-employee director first becomes a director on a date other than an Annual Meeting date, an option covering 2,000 shares of our common stock will be granted to such non-employee director on his or her first date of Board service. The purchase price of our common stock covered by these options is the fair market value of our common stock on the date the option is granted.

     The Director Stock Plan also provides that each non-employee director will receive at least 25% of the annual retainer fee in the form of our common stock and/or options to acquire our common stock. Each director may elect a greater percentage. Options granted under this part of the Director Stock Plan are intended to provide each electing director with options having an exercise value on the date of grant equal to the foregone fees; that is, the difference between the exercise price and the market price of the underlying shares of common stock on the date of grant is intended to be equal to the foregone fees.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following Summary Compensation Table sets forth information about the compensation paid by Teledyne Technologies and, pre-spin-off, by ATI to our President and Chief Executive Officer for fiscal 1999, 1998 and 1997. It also sets forth information about compensation paid to each of our officers who was required to file reports under Section 16 of the Securities Exchange Act of 1934 (the "named officers") for fiscal 1999.

     Dr. Mehrabian, our President and Chief Executive Officer, is the only executive officer who was employed as an executive officer by ATI during fiscal 1997 and 1998. Mr. Riesenfeld and Mr. Kuelbs joined ATI in anticipation of the spin-off on July 26, 1999 and October 18, 1999, respectively. Mr. Riesenfeld resigned effective June 6, 2000 to pursue another business opportunity. Mr. Schnittjer became an executive officer of Teledyne Technologies on November 29, 1999 in connection with the spin-off and has acted as Chief Financial Officer and Treasurer since June 1, 2000. Current annual base salaries of Dr. Mehrabian and Messrs. Kuelbs and Schnittjer are $565,000, $310,000 and $185,000, respectively.

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                  ANNUAL COMPENSATION              -----------------------
                                       -----------------------------------------    RESTRICTED
NAME AND                                                         OTHER ANNUAL         STOCK       OPTIONS       ALL OTHER
PRINCIPAL POSITION        FISCAL YEAR  SALARY($)   BONUS($)   COMPENSATION($)(1)   AWARDS($)(2)   (SHARES)   COMPENSATION($)
------------------        -----------  ---------   --------   ------------------   ------------   --------   ---------------
Robert Mehrabian........     1999       411,540    450,000         359,508(4)        188,853      300,000        740,424(5)
President and Chief          1998       370,833    501,120           6,171           170,991       61,068(3)     226,492(6)
Executive Officer            1997       145,833    160,000               0                 0            0          9,696
                          (5 months)

Stefan C. Riesenfeld....     1999       130,769     78,852               0                 0       75,000         87,663(7)
Executive Vice               (from
President and Chief        July 26)
Financial Officer

John T. Kuelbs..........     1999        92,497     34,498               0                 0       70,000              0
Senior Vice President,       (from
General Counsel           October 18)
and Secretary

Dale A. Schnittjer......     1999       144,655     65,113               0                 0            0         13,337(8)
Controller

---------------
(1) In accordance with applicable regulations, the amounts do not include perquisites and other personal benefits received by the named officers because the aggregate value of such benefits did not exceed the lesser of $50,000 or 10 percent of the total salary and bonus for the named officers.

(2) Represents the closing market price on the award date of ATI restricted stock awarded to Dr. Mehrabian under the ATI Stock Acquisition and Retention Program. Such shares were converted into shares of our common stock in connection with the spin-off. ATI had paid dividends on the restricted shares. On December 31, 1999, the number of shares (and closing price of such shares, if unrestricted) held by Dr. Mehrabian under the Program were:
    24,921 shares ($235,192). Prior to 1998, Dr. Mehrabian was not eligible to participate in the Program.

(3) Reflects options granted under ATI's Incentive Plan as converted into options to purchase shares of our common stock in connection with the spin-off. Does not include options awarded to Dr. Mehrabian in 1998 under ATI's Non-Employee Director Stock Compensation Plan for his service as a director of ATI before becoming an employee of ATI.

(4) Includes a one-time tax reimbursement of $353,658 relating to the ATI Stock Acquisition and Retention Program.

(5) Includes annual accruals for possible future payments to Dr. Mehrabian under the ATI Supplemental Pension Plan in the amount of $314,846, company contributions pursuant to the retirement portion of the ATI Retirement Savings Plan in the amount of $10,400, company contributions to the ATI Benefit Restoration Plan in the amount of $46,006, the dollar value of the benefits to Dr. Mehrabian of company paid premiums of split dollar life insurance in the amount of $11,960 and one-time non-cash imputed income of $357,212 arising in connection with the ATI Stock Acquisition and Retention Program.

(6) Includes annual accruals for possible future payments to Dr. Mehrabian under the ATI Supplemental Pension Plan in the amount of $182,068, company contributions pursuant to the retirement portion of the ATI Retirement Savings Plan in the amount of $10,920, company contributions to the ATI Benefit Restoration Plan in the amount of $24,104, and the dollar value of the benefit to Dr. Mehrabian of the remainder of company-paid premiums for split-dollar life insurance in the amount of $9,400.

(7) Reflects aggregate relocation expenses paid on behalf of Mr. Riesenfeld.

(8) Includes company contributions pursuant to the retirement portion of the ATI Retirement Savings Plan of $10,400 and company contributions to the ATI Benefit Restoration Plan in the amount of $2,937.

                       OPTION GRANTS IN LAST FISCAL YEAR

     Shown below is information on grants to Messrs. Mehrabian, Riesenfeld and Kuelbs of options to purchase Teledyne Technologies common stock pursuant to our 1999 Incentive Plan during the year ended December 31, 1999, which are reflected in the Summary Compensation Table. Options reflected below as having been granted to Mr. Riesenfeld were forfeited effective upon his resignation. No options were granted to Mr. Schnittjer during such year.

                                      INDIVIDUAL GRANTS                               POTENTIAL REALIZABLE
                        ---------------------------------------------                   VALUE AT ASSUMED
                        NUMBER OF                                                     RATES OF STOCK PRICE
                        SECURITIES   % OF TOTAL OPTIONS                                 APPRECIATION FOR
                        UNDERLYING       GRANTED TO       EXERCISE OR                    OPTION TERM (1)
                         OPTIONS        EMPLOYEES IN      BASE PRICE    EXPIRATION   -----------------------
NAME                     GRANTED        FISCAL YEAR        ($/SHARE)       DATE         5%$          10%$
----                    ----------   ------------------   -----------   ----------   ----------   ----------
Robert Mehrabian......   300,000            61.5              8.94      11/30/2009    1,686,695    4,274,417
Stefan C.
  Riesenfeld..........    75,000            15.4              8.94      11/30/2009      421,674    1,068,604
John T. Kuelbs........    70,000            14.4              8.94      11/30/2009      393,562      997,364

---------------
(1) No gain to the optionee is possible without stock price appreciation, which will benefit all stockholders commensurately. The assumed "potential realizable values" are mathematically derived from certain prescribed rates of stock price appreciation. The actual value of these option grants depends on the future performance of our common stock and overall stock market condition. There is no assurance that the values reflected in this table will be realized.

     Under the Employee Benefits Agreement entered into with ATI in connection with the spin-off, at the time of our spin-off from ATI, options to purchase shares of ATI common stock that were held by Dr. Mehrabian and other Teledyne Technologies employees were converted into options to purchase shares of our common stock.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

                                                          NUMBER OF SHARES          VALUE OF UNEXERCISED IN-
                          SHARES                       UNDERLYING UNEXERCISED         THE-MONEY OPTIONS AT
                        ACQUIRED ON      VALUE      OPTIONS AT FISCAL YEAR END(#)     FISCAL YEAR END($)(2)
NAME                    EXERCISE(#)   REALIZED($)     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
----                    -----------   -----------   -----------------------------   -------------------------
Robert Mehrabian(1)...       0             0               33,580/340,712                  45/150,000
Stefan C.
  Riesenfeld..........       0             0                     0/75,000                    */37,500
John T. Kuelbs........       0             0                     0/70,000                    */35,000
Dale A. Schnittjer....       0             0                22,327/15,268                    14,989/*

---------------
(1) Includes options to purchase shares of our common stock converted from options to purchase ATI common stock in connection with the spin-off under the Employee Benefits Agreement, which included options granted to Dr. Mehrabian under ATI's Non-Employee Director Stock Compensation Plan with respect to his service as a non-employee director of ATI.

(2) The "value of unexercised in-the-money options" is calculated by subtracting the exercise price per share from $9.44, which was the average of the high and low sale prices of a share of our common stock on the New York Stock Exchange on December 31, 1999. The "*" denotes that the relevant options were "out-of-the-money" at December 31, 1999, meaning the exercise price per share was greater than $9.44.

                      ATI PERFORMANCE SHARE PROGRAM AWARDS

     The following table sets forth information about awards for the three-year award period made in 1998 under the ATI Performance Share Program, which, as a result of the spin-off and in accordance with the Employee Benefits Agreement, was terminated and the award period shortened to cover the two-year period of January 1, 1998 through December 31, 1999. The amounts included in the Estimated Future Payouts columns represent the potential payment of Teledyne Technologies common stock and cash to the named officers depending on whether they remain employed by Teledyne Technologies (with exceptions for retirement, death and disability). The 2000 payout has been made.

                                                                      ESTIMATED FUTURE PAYOUTS UNDER
                         NUMBER OF                                      NON-STOCK PRICE-BASED PLANS
                       SHARES, UNITS         PERFORMANCE          ---------------------------------------
                         OR OTHER       OR OTHER PERIOD UNTIL     2000 PAYOUT   2001 PAYOUT   2002 PAYOUT
NAME                     RIGHTS(#)       MATURATION OR PAYOUT      ($ OR #)      ($ OR #)      ($ OR #)
----                   -------------   ------------------------   -----------   -----------   -----------
Robert Mehrabian             *           1998-1999 award period    7,646 shs.    7,646 shs.    7,645 shs.
                                       (2000-2002 payout period)      $36,967       $36,966       $36,966
Dale A. Schnittjer           *           1998-1999 award period    1,807 shs.    1,806 shs.    1,806 shs.
                                       (2000-2002 payout period)       $8,733        $8,733        $8,732

---------------
* The amount of the award is based on base salary at the beginning of the award period. Two-thirds of the award is to be paid in Teledyne Technologies common stock, with the number of shares based on the average of the high and low sale prices of a share of Teledyne Technologies common stock on the New York Stock Exchange on January 25, 2000 ($9.67). One-third of the award is to be paid in cash.

                                  PENSION PLAN

     In connection with the spin-off, we adopted the Teledyne Technologies Incorporated Pension Plan on terms substantially similar to the parts of the ATI Pension Plan applicable to all of our employees, both active and inactive at our operations which perform government contract work and for our active employees at our operations which do not perform government contract work. The annual benefits payable under these parts of the pension plans to participating salaried employees retiring at or after age 65 is calculated under a formula which takes into account the participant's compensation and years of service. The Internal Revenue Code limits the amounts payable to participants under a qualified pension plan. We have also adopted a Benefit Restoration Plan, which is designed to restore benefits which would be payable under the pension plan provisions but for the limits imposed by the Internal Revenue Code, to the levels calculated pursuant to the formulas contained in the pension plan provisions.

     The following table illustrates the approximate annual pension that may become payable to a Teledyne Technologies employee in the higher salary classifications under our regular and supplemental pension plans.

                          ESTIMATED ANNUAL PENSIONS(1)

AVERAGE ANNUAL PAY IN HIGHEST                                     YEARS OF SERVICE(3)
60 MONTHS OF LAST 120                                        ------------------------------
MONTHS OF EMPLOYMENT(2)                                         15         20         30
-----------------------------                                --------   --------   --------
$  200,000.................................................  $ 46,277   $ 61,702   $ 92,553
   300,000.................................................    71,027     94,702    142,053
   400,000.................................................    95,777    127,702    191,553
   500,000.................................................   120,527    160,702    241,053
   600,000.................................................   145,277    193,702    290,553
   700,000.................................................   170,027    226,702    340,053
   800,000.................................................   194,777    259,702    389,553
 1,000,000.................................................   244,277    325,702    488,553

---------------
(1) The estimated amounts assume retirement at age 65 (normal retirement age) with a straight-life annuity without reduction for a survivor annuity or for optional benefits. They are not subject to reduction for Social Security benefits.

(2) For the period through December 31, 1994, for Teledyne Technologies employees who are in the higher salary classifications, compensation for the purposes of the plan was limited to an individual's base salary. Thereafter, plan compensation for those employees includes base salary and up to five annual incentive payments received on and after January 1, 1995.

(3) The maximum amount of service credited under the pension provisions applicable to our employees is 30 years of credited service.

EMPLOYMENT/CHANGE IN CONTROL AGREEMENTS

     Teledyne Technologies has an Employment Agreement with Dr. Mehrabian, which provides that we will employ him as the President and Chief Executive Officer. The agreement terminates on December 31, 2000, but effective November 1, 2000 will be extended annually unless either party gives the other written notice prior to October 31 of each year of such term that it will not be extended. Dr. Mehrabian has a base salary of $565,000 for 2000. The agreement provides that Dr. Mehrabian is entitled to participate in Teledyne Technologies' annual incentive bonus plan and other executive compensation and benefit programs. The agreement provides Dr. Mehrabian with a non-qualified pension arrangement, under which Teledyne Technologies will pay Dr. Mehrabian following his retirement, as payments supplemental to any accrued pension under our qualified pension plan, an amount equal to 50 percent of his base compensation as in effect at retirement. The number of years for which such annual amount shall be paid will be equal to the number of years of his service to Teledyne Technologies (including service to ATI), but not more than 10 years.

     We have entered into Change in Control Severance Agreements with Dr. Mehrabian, Messrs. Kuelbs, Blauwiekel and Schnittjer and 10 other key employees. The agreements have a three-year, automatically renewing term. Under the agreements, the executive is entitled to severance benefits if (1) there is a change in control of Teledyne Technologies and (2) within three months before or 24 months after the change in control, either we terminate the executive's employment for reasons other than for cause or the executive terminates the employment for good reason. "Severance benefits" consist of:

     - A cash payment equal to three times (in the case of Messrs. Mehrabian, Kuelbs and Blauwiekel and three other executives) or two times (in the case of eight other executives) the sum of (i) the executive's highest annual base salary within the year preceding the change in control and
       (ii) the Annual Incentive Plan bonus target for the year in which the change in control occurs or the year immediately preceding the change in control, whichever is higher.

     - A cash payment for the current Annual Incentive Plan bonus based on the fraction of the year worked times the Annual Incentive Plan target objectives at 120 percent (with payment of the prior year bonus if not yet paid).

     - Payment in cash for unpaid Performance Share Plan awards, assuming applicable goals are met at 120 percent of performance.

     - Continued equivalent health and welfare (e.g., medical, dental, vision, life insurance and disability) benefits at our expense for a period of 36 months after termination (with the executive bearing any portion of the cost the executive bore prior to the change in control); provided, however, such benefits would be discontinued to the extent the executive receives similar benefits from a subsequent employer.

     - Immediate vesting of all stock options, with options being exercisable for the full remaining term.

     - Removal of restrictions on restricted stock issued by us under any Stock Acquisition and Retention Program or any replacement plans (i.e. the Restricted Stock Award Program).

     - Full vesting under our pension plans (within legal parameters).

     - Up to $25,000 reimbursement for actual professional outplacement services.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Personnel and Compensation Committee of our Board of Directors is an officer or employee of Teledyne Technologies. Mr. Queenan serves as senior counsel to a law firm that provided services to Teledyne Technologies during 1999 and 2000. Mr. Queenan does not participate in the firm's earnings or profits. No other member of the Committee has a current or prior relationship, and no officer who is a statutory insider of Teledyne Technologies has a relationship to any other company, that is required to be described under the Securities and Exchange Commission rules relating to disclosure of executive compensation.

OTHER RELATIONSHIPS

     We retained the law firm of Kirkpatrick & Lockhart LLP to perform services for the Company during 1999 and 2000. Charles J. Queenan, Jr., a member of our Board of Directors, is Senior Counsel to that law firm.

     Dr. Mehrabian is a director of Mellon Financial Corporation. Mr. Cahouet had served as Chairman, President and Chief Executive Officer of Mellon Financial Corporation and Mellon Bank, N.A., having retired on December 31, 1998. Mr. Cahouet ceased being a director of Mellon Financial Corporation on April 18, 2000. We maintain various arms-length banking relationships with Mellon Bank, N.A. Mellon Bank, N.A. is one of nine lenders under our $200 million credit facility, having committed to lend up to $33,750,000 under the facility. Mellon Bank, N.A. also serves as trustee under the Teledyne Technologies Incorporated Pension Plan. ChaseMellon Shareholder Services L.L.C. serves as the transfer agent and registrar. Notwithstanding these relationships, our Board of Directors has determined that Mr. Cahouet is "independent," within the meaning of the rules of the New York Stock Exchange, to serve on the Audit Committee of the Board of Directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the number of shares of our common stock owned beneficially by (i) each person known to us who owns beneficially more than five percent of our outstanding common stock, (ii) our directors and named executive officers and (iii) all of our directors and executive officers as a group, in each case based upon the beneficial ownership of such persons of common stock reported to us as of July 3, 2000, including shares as to which a right to acquire ownership exists (for example, through the exercise of stock options) within the meaning of Rule 13d3(d)(1) under the Securities Exchange Act of 1934.

BENEFICIAL OWNER                                           NUMBER OF SHARES      PERCENT OF CLASS
----------------                                           ----------------      ----------------
Richard P. Simmons (1)...................................     2,529,667                 9.5%
Birchmere
Quaker Hollow Road
Sewickley, PA 15143

Singleton Group LLC (2)..................................     1,999,900                 7.5%
335 North Maple Drive, Suite 177
Beverly Hills, CA 90210

Robert Mehrabian.........................................        91,222(3)               *
John T. Kuelbs...........................................        20,000(3)               *
Nicholas L. Blauwiekel...................................             0(3)               *
Dale A. Schnittjer.......................................        28,268(3)               *
Thomas A. Corcoran.......................................        22,741                  *
Robert P. Bozzone........................................       759,697(4)              2.8%
Paul S. Brentlinger......................................         8,456(4)               *
Frank V. Cahouet.........................................           527                  *
Diane C. Creel...........................................           820                  *
C. Fred Fetterolf........................................         3,932(4)               *
Charles J. Queenan, Jr. .................................       109,716(4)               *
All directors and executive officers as a group (11
  persons)...............................................     1,045,379                 3.9%

---------------
 *  Less than 1%

(1) Mr. Simmons filed an amendment to his Schedule 13G on February 14, 2000. Mr. Simmons has the sole power to direct the voting of 2,495,682 shares, and sole power to direct the disposition of 1,341,198 of these shares. Mrs. Richard P. Simmons has the sole power to direct the disposition of 1,154,484 of these shares. Mr. Simmons disclaims beneficial ownership of 33,985 shares, shown in the table, that are owned by R. P. Simmons Family Foundation, a private charitable foundation with respect to which Mr. Simmons serves as trustee.

(2) Caroline W. Singleton, as sole trustee of the Singleton Family Trust, filed an amendment to a Schedule 13G on April 19, 2000 reporting that the Survivor's Trust of the Singleton Family Trust (the "Trust") transferred 1,999,900 shares to Singleton Group LLC, a Delaware limited liability company of which the Trust is the sole member. Singleton Group LLC, jointly with William W. Singleton, Carolyn W. Singleton and Donald E. Rugg, filed a
    Schedule 13G on the same date. Mr. Singleton, Mrs. Singleton and Mr. Rugg reported that they share voting and dispositive power with respect to 1,999,900 shares in their capacities as managers of Singleton Group LLC. Mr. Rugg reported that he owns an additional 45 shares of our common stock directly, with respect to which he has sole voting and dispositive power.

(3) The amounts exclude restricted shares of common stock issued on July 25, 2000 under our newly established Restricted Stock Award Program to Dr. Mehrabian (9,619 shares), Mr. Kuelbs (5,306 shares), Mr. Blauwiekel (3,576 shares), and Mr. Schnittjer (2,980 shares). Such shares are generally subject to forfeiture if a participant terminates employment with us prior to July 25, 2003 and certain performance goals established under our Performance Share Program for the 2000-2002 performance cycle are not met.

(4) The amounts shown include shares to which beneficial ownership is disclaimed as follows: 34,285 shares owned by Mr. Bozzone's wife; 28 shares held by Mr. Brentlinger's wife; 371 shares owned by the Fetterolf Family Foundation; and 12,428 shares owned by Mr. Queenan's wife.

                             ARRANGEMENTS WITH ATI

     We entered into several agreements with ATI in connection with the spin-off under which we have continuing obligations, which are described briefly below.

SEPARATION AND DISTRIBUTION AGREEMENT

     The Separation and Distribution Agreement provided for the principal corporate transactions required to effect the separation of our businesses from ATI, the spin-off and certain other matters governing the relationship among us following the spin-off. The agreement requires that we initiate a public offering of our common stock within eight months following the spin-off and complete the public offering within one year following the spin-off. It also requires that we use the proceeds of the offering as contemplated by the tax-ruling request. In addition, it provides that until the third Annual Meeting of our stockholders held following the spin-off, at least a majority of our directors will also be members of the Board of Directors of ATI.

EMPLOYEE BENEFITS AGREEMENT

     The Employee Benefit Agreement contains various agreements between ATI and us concerning employees, pension and employee benefit plans and other compensation arrangements for current and former employees of our businesses.

     Under the terms of the ATI Stock Acquisition and Retention Program, Dr. Robert Mehrabian had delivered promissory notes, payable to ATI, as payment for the purchase price of ATI common stock purchased under the program. Under the Employee Benefits Agreement, notwithstanding the conversion of the restricted ATI shares into restricted Teledyne Technologies common stock, the loans evidenced by the promissory notes remain payable to ATI. On December 22, 1999, ATI reduced the total amount of the loans payable by Dr. Mehrabian by $357,211.97. As of December 31, 1999, after this reduction, Dr. Mehrabian was indebted to ATI under this program in the amount of $403,010.62.

TAX SHARING AND INDEMNIFICATION AGREEMENT

     The Tax Sharing and Indemnification Agreement allocates certain federal, state, local and foreign tax responsibilities and liabilities between ATI and us. This agreement provides that we will indemnify ATI and its directors, officers, employees, agents and representatives for any taxes imposed on, or other amounts paid by, them, or ATI's stockholders, if we take actions or fail to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution.

INTERIM SERVICES AGREEMENT

     Under the Interim Services Agreement, ATI provides us with transitional administration and support services for a period of time not expected to exceed 12 months. The Interim Services Agreement provides that we pay ATI a fee approximating ATI's cost for such services plus 10 percent.

TRADEMARK LICENSE AGREEMENT

     Pursuant to the Trademark License Agreement, an affiliate of ATI granted us an exclusive license to use the "Teledyne" name and related logos, symbols and marks in connection with our operations. We pay an annual fee of $100,000 for this license and on November 24, 2004 have an option to purchase all rights and interests in the Teledyne marks for $412,000.

                          DESCRIPTION OF CAPITAL STOCK

     Our Restated Certificate of Incorporation provides that our authorized capital consists of (i) 125,000,000 shares of common stock, $.01 par value, of which 26,803,225 shares were outstanding as of July 3, 2000, and (ii) 15,000,000 shares of preferred stock, par value $.01 per share, of which 1,250,000 shares have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of rights issued under our Stockholder Rights Plan.

COMMON STOCK

     Each share of our common stock entitles its holder of record to one vote for the election of directors and all other matters to be voted on by the stockholders. Holders of our common stock do not have cumulative voting rights, and therefore the holders of a majority of the shares of our common stock voting for the election of directors may elect all nominees standing for election as our directors.

     Subject to the rights of holders of preferred stock, holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion from funds legally available for that use. Subject to the rights of holders of preferred stock, holders of our common stock will be entitled to share on a pro rata basis in any distribution to stockholders upon our liquidation, dissolution or winding up. No holder of our common stock has any preemptive right to subscribe for any of our stock or other security.

PREFERRED STOCK

     Our Board of Directors, without further action by the stockholders, may from time to time authorize the issuance of shares of our preferred stock in one or more series and, within certain limitations, fix the powers, preferences and rights and the qualifications, limitations or restrictions thereof and the number of shares constituting any series or designations of such series. Satisfaction of any dividend preferences of our outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of our preferred stock would normally be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of our common stock.

     Under certain circumstances, the issuance of our preferred stock may render more difficult or tend to discourage our change in control. Although we currently have no plans to issue shares of our preferred stock, our Board of Directors, without stockholder approval, may issue our preferred stock with voting and conversion rights which could adversely affect the rights of holders of shares of our common stock. For a description of the terms of our Series A Junior Participating Preferred Stock. See "-- Rights Plan."

RIGHTS PLAN

     We have a stockholder rights plan under which preferred share purchase rights are held by holders of our common stock. The rights are generally exercisable only if a person or group acquires 15% or more of our common stock or announces a tender or exchange offer the completion of which would result in ownership by a person or group of 15% or more of our common stock. Each right entitles the holder to buy one-hundredth of a share of a series of junior participating preferred stock for $60, or in certain circumstances and with certain exceptions will entitle the holder to purchase our common stock or voting stock of an acquiring person at a discount. The rights will expire on November 29, 2009, subject to earlier redemption or exchange as described in the plan.

CERTAIN PROVISIONS OF OUR GOVERNING DOCUMENTS

     The following is a description of certain provisions of our Certificate and Bylaws. The description is qualified in its entirety by reference to the full texts of the Certificate and Bylaws. Certain provisions of our Certificate and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us, without the approval of our Board of Directors.

     CHARTER PROVISIONS AFFECTING CONTROL AND OTHER TRANSACTIONS. Our Certificate requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of our common stock to approve certain fundamental changes such as a merger, consolidation, sale of substantially all of our assets, dissolution, certain purchases by us or one of our subsidiaries of shares of our common stock or other assets from a "significant shareholder," any merger of a "significant shareholder" into us or one of our subsidiaries, or any reclassification or recapitalization of us consummated within five years after a "significant shareholder" becomes such, if the result of such reclassification or recapitalization is to reduce the number of outstanding shares of our common stock or convert any such shares into cash or other securities. This supermajority voting requirement is not applicable if the fundamental change has been approved at a meeting of our Board of Directors by the vote of more than two-thirds of the incumbent directors. A "significant shareholder" is defined as any person who owns beneficially a number of shares of our common stock that is greater than 15% of the outstanding shares of our common stock, and any and all associates and affiliates of such person.

     CLASSIFICATION OF DIRECTORS. Our Certificate provides that our board of directors consists of three classes of directors. At each annual meeting of our stockholders, only the election of directors of the class whose term is expiring is voted upon, and upon election each director serves a three-year term.

     RIGHT TO CALL A SPECIAL MEETING. Our Certificate provides that special meetings of the stockholders may only be called by the Chairman of our Board of Directors or the Chief Executive Officer or by our Board of Directors pursuant to a resolution passed by a majority of the directors then in office. Accordingly, our stockholders do not have the right to call a special meeting of the stockholders. Our Certificate further provides that only such business will be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to our notice of the special meeting.

     Nominations of persons for election to our Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting (i) by or at the direction of our Board of Directors or (ii) by any stockholder of record at the time of the giving of notice of such meeting. Nominations by a stockholder of persons for election to our Board of Directors may be made if the stockholder's notice is delivered to our Secretary not earlier than the 90th day prior to the special meeting and not later than the 75th day prior to the special meeting or the 10th day following the day on which a public announcement is first made of the special meeting and of the nominees proposed by the Board of Directors to be elected at the meeting.

     PROCEDURES TO BRING BUSINESS BEFORE A MEETING AND ACTION BY CONSENT. Our Certificate provides that in order for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice thereof in writing to our Secretary. To be timely, a stockholder's notice must be delivered to our Secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

     Our Certificate also provides that any action required to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by the written consent of our stockholders.

     FIDUCIARY DUTIES OF DIRECTORS. Our Certificate provides that our directors may take into account the effects of their actions on our employees, suppliers, distributors and customers and the effect upon communities in which our offices or facilities are located or any other factors considered pertinent.

     Under the Delaware General Corporation Law, a Delaware corporation may include in its certificate of incorporation a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or an unlawful stock purchase or redemption, and (iv) for any transaction from which the director derives an improper personal benefit. Our Certificate contains such a provision and further provides that, if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent so permitted. Our Certificate also specifies that no amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to the amendment or repeal.

     CHARTER AMENDMENTS. Our Certificate provides that the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock is required to amend or rescind, or adopt any provision inconsistent with the purpose or intent of the provisions of our Certificate relating to the adoption, amendment and repeal of our Bylaws, limitations of certain liabilities of directors, actions of stockholders, classification of directors, certain factors permitted to be considered by the directors, approval of certain fundamental changes, and amendments to our Certificate.

     BYLAW PROVISIONS REGARDING ATI DIRECTORS. Our Bylaws contain provisions designed to ensure that at least a majority of our directors are also directors of ATI until the third annual meeting of our stockholders held after the spin-off. The Bylaws also provide that no quorum of the board will be deemed present unless at least a majority of the directors present are also members of the Board of Directors of ATI.

     BYLAW AMENDMENTS. Our Certificate authorizes our board of directors to adopt, amend or repeal our Bylaws. Our Certificate also provides that our stockholders may not adopt, amend or repeal our Bylaws other than by the same affirmative vote that is required to amend certain provisions of our Certificate.

ANTI-TAKEOVER LEGISLATION

     Section 203 of the Delaware General Corporation Law ("Section 203") provides that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in a "business combination" with the corporation for a period of three years following the time the person became an interested stockholder, unless (i) the board of directors of the corporation approved, prior to such time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in that person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and officers of that corporation and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding shares of voting stock not owned by the interested stockholder.

     In determining whether a stockholder is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined to include the right, directly or indirectly, to acquire stock or to control the voting or disposition of stock. A "business combination" is defined to include
(i) mergers or consolidations of a corporation with an interested stockholder,
(ii) sales or other dispositions of ten percent or more of the assets of a corporation with or to an interested stockholder, (iii) certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of a corporation or its subsidiaries, (iv) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by an interested stockholder, and (v) receipt by an interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits from, by or to a corporation or any of its majority-owned subsidiaries.

     Since neither our Certificate nor our Bylaws contain a provision expressly electing not to be governed by Section 203, we are subject to Section 203.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING

     Teledyne Technologies and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC and A.G. Edwards & Sons, Inc. are the representatives of the underwriters.

                       Underwriters                          Number of Shares
                       ------------                          ----------------
Goldman, Sachs & Co........................................      2,050,000
Banc of America Securities LLC.............................      1,230,000
A.G. Edwards & Sons, Inc. .................................        820,000
                                                                ----------
     Total.................................................      4,100,000
                                                                ==========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 615,000 shares from Teledyne Technologies to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Teledyne Technologies. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 615,000 additional shares.

                         Paid by Teledyne Technologies

                                                   No Exercise    Full Exercise
                                                   -----------    -------------
Per Share........................................  $     1.12      $     1.12
Total............................................  $4,592,000      $5,280,800

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.68 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     Teledyne Technologies and each of its directors and executive officers have agreed with the underwriters not to dispose of or hedge any of Teledyne Technologies' common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Teledyne Technologies in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Teledyne Technologies' stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Teledyne Technologies estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $525,000.

     Teledyne Technologies has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Goldman, Sachs & Co. served as ATI's financial advisor in connection with Teledyne Technologies' spin-off from ATI.

     Bank of America, N.A., an affiliate of Banc of America Securities LLC, is Administrative Agent, Swing Line Lender and Issuing Lender under Teledyne Technologies' bank credit agreement. Bank of America, N.A. also periodically issues letters of credit for Teledyne Technologies.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania. O'Melveny & Myers LLP, Los Angeles, California, is acting as counsel for the underwriters in connection with certain legal matters relating to the sale of the common stock offered hereby.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at January 2, 2000 and January 3, 1999, and for each of the three years in the period ended January 2, 2000, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities and Exchange Act of 1934 and in accordance with that Act file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected and copies of these materials may be obtained upon payment of fees at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois, and Seven World Trade Center, New York, New York. You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330. In addition, we are required to file electronic versions of these materials with the Commission through the Commission's Electronic and Data Gathering, Analysis and Retrieval system. The Commission maintains a World Wide Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Our common stock is listed on the New York Stock Exchange, and reports and other information concerning us may be inspected at the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

     We have filed with the Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should read the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of each such statement being qualified in all respects by such reference. Copies of the registration statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon the payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above. Copies of these materials may also be obtained from the EDGAR database.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........   F-2

Consolidated Statements of Income for Fiscal 1997, 1998 and
  1999 and for the Six Month Periods Ended July 4, 1999 and
  July 2, 2000..............................................   F-3

Consolidated Balance Sheets as of Fiscal Year-End 1998 and
  1999 and as of July 2, 2000...............................   F-4

Consolidated Statements of Stockholders' Equity for Fiscal
  1997, 1998 and 1999 and for the Six Month Period Ended
  July 2, 2000..............................................   F-5

Consolidated Statements of Cash Flows for Fiscal 1997, 1998
  and 1999 and for the Six Month Periods Ended July 4, 1999
  and July 2, 2000..........................................   F-6

Notes to Consolidated Financial Statements..................   F-7

Schedule II--Valuation and Qualifying Accounts for Fiscal
  1997, 1998 and 1999 and for the Six Month Period Ended
  July 2, 2000..............................................  F-27

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Teledyne Technologies Incorporated:

     We have audited the accompanying consolidated balance sheets of Teledyne Technologies Incorporated as of January 2, 2000 and January 3, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 2, 2000. Our audits also included the related financial statement schedule included in the index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teledyne Technologies Incorporated at January 2, 2000 and January 3, 1999, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP
Los Angeles, California
January 26, 2000,
except for the third paragraph
of Note 1, as to which the
date is June 1, 2000

                       TELEDYNE TECHNOLOGIES INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME

                                                         FISCAL YEAR            FIRST SIX MONTHS
                                                  --------------------------    ----------------
                                                   1997      1998      1999      1999      2000
                                                  ------    ------    ------    ------    ------
                                                                                  (UNAUDITED)
                                                     (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
Sales...........................................  $707.4    $733.0    $761.4    $375.4    $397.7
Costs and expenses
  Cost of sales.................................   511.8     532.1     552.1     275.3     287.4
  Selling, general and administrative
    expenses....................................   135.6     123.4     130.5      65.0      85.4
                                                  ------    ------    ------    ------    ------
                                                   647.4     655.5     682.6     340.3     372.8
                                                  ------    ------    ------    ------    ------
Operating profit................................    60.0      77.5      78.8      35.1      24.9
  Interest and debt expense, net................      --        --       0.8        --       3.6
  Other income..................................     1.4       1.6       1.0       0.5       0.4
                                                  ------    ------    ------    ------    ------
Income from continuing operations before income
  taxes.........................................    61.4      79.1      79.0      35.6      21.7
Provision for income taxes......................    24.1      32.7      31.8      14.7       8.6
                                                  ------    ------    ------    ------    ------
Income from continuing operations...............    37.3      46.4      47.2      20.9      13.1
Discontinued operations, net of tax.............     4.3       2.3       1.8       1.2       0.2
                                                  ------    ------    ------    ------    ------
Net income......................................  $ 41.6    $ 48.7    $ 49.0    $ 22.1    $ 13.3
                                                  ======    ======    ======    ======    ======
Basic and diluted earnings per common share:
  Income from continuing operations.............  $ 1.33    $ 1.65    $ 1.73    $ 0.76    $ 0.48
  Discontinued operations.......................    0.15      0.08      0.06      0.04      0.01
                                                  ------    ------    ------    ------    ------
Basic and diluted earnings per common share.....  $ 1.48    $ 1.73    $ 1.79    $ 0.80    $ 0.49
                                                  ======    ======    ======    ======    ======

   The accompanying notes are an integral part of these financial statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                                                     JANUARY 3, 1999   JANUARY 2, 2000   JULY 2, 2000
                                                     ---------------   ---------------   -------------
                                                                                          (UNAUDITED)
                                                            (IN MILLIONS, EXCEPT SHARE AMOUNTS)
Current Assets
  Cash and cash equivalents........................      $   --            $  7.1           $  3.2
  Accounts receivable, net.........................        96.5             109.1            123.4
  Inventories, net.................................        49.6              51.4             57.4
  Deferred income taxes, net.......................        12.9              21.7             20.2
  Prepaid expenses income taxes and other current
     assets........................................         1.7               4.5              8.6
                                                         ------            ------           ------
     Total Current Assets..........................       160.7             193.8            212.8
                                                         ------            ------           ------
  Property, plant and equipment, net...............        39.5              56.0             58.5
  Deferred income taxes, net.......................        22.1              25.6             31.6
  Cost in excess of net assets acquired, net.......         9.4               8.2              7.8
  Other assets.....................................         5.3              16.9             19.4
  Net assets of discontinued operations............         9.4              12.9             12.4
                                                         ------            ------           ------
     Total Assets..................................      $246.4            $313.4           $342.5
                                                         ======            ======           ======
Liabilities and Stockholders' Equity
  Accounts payable.................................      $ 39.9            $ 44.2           $ 54.6
  Accrued liabilities..............................        48.2              47.3             61.6
  Income taxes payable.............................          --               3.8               --
                                                         ------            ------           ------
     Total Current Liabilities.....................        88.1              95.3            116.2
  Long-term debt...................................          --              97.0             91.0
  Net unrecognized actuarial gains on pension
     obligation....................................          --              14.7             10.0
  Accrued postretirement benefits..................        32.9              33.6             32.5
  Other long-term liabilities......................        19.0              28.3             34.5
                                                         ------            ------           ------
     Total Liabilities.............................       140.0             268.9            284.2
                                                         ------            ------           ------
Commitments and Contingencies
Stockholders' Equity
  Preferred stock, $.01 par value; authorized 15
     million shares; none outstanding..............          --                --               --
  Common stock, $.01 par value; authorized 125
     million shares; outstanding shares:
     January 2, 2000--26,687,002 and July 2,
       2000--26,801,505............................          --               0.3              0.3
  Additional paid-in capital.......................          --              37.9             38.9
  Net advances from ATI............................       104.7                --               --
  Retained earnings................................          --               5.6             18.9
  Accumulated other comprehensive income...........         1.7               0.7              0.2
                                                         ------            ------           ------
     Total Stockholders' Equity....................       106.4              44.5             58.3
                                                         ------            ------           ------
     Total Liabilities and Stockholders' Equity....      $246.4            $313.4           $342.5
                                                         ======            ======           ======

   The accompanying notes are an integral part of these financial statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                  ACCUMULATED
                                    ADVANCES             ADDITIONAL                  OTHER           TOTAL
                                    (TO) FROM   COMMON    PAID-IN     RETAINED   COMPREHENSIVE   STOCKHOLDERS'
                                       ATI      STOCK     CAPITAL     EARNINGS      INCOME          EQUITY
                                    ---------   ------   ----------   --------   -------------   -------------
                                                             (IN MILLIONS)
Balance, December 29, 1996........   $126.1      $ --      $  --       $  --         $ 1.9          $128.0
Net income/comprehensive
  income..........................     41.6        --         --          --            --            41.6
Net transactions with ATI.........    (60.2)       --         --          --            --           (60.2)
                                     ------      ----      -----       -----         -----          ------
Balance, December 28, 1997........   $107.5      $ --      $  --       $             $ 1.9          $109.4
Net income........................     48.7        --         --          --            --            48.7
Other comprehensive income, net of
  tax:
    Foreign currency translation
      losses......................       --        --         --          --          (0.2)           (0.2)
                                     ------      ----      -----       -----         -----          ------
Comprehensive income..............     48.7        --         --          --          (0.2)           48.5
Net transactions with ATI.........    (51.5)       --         --          --            --           (51.5)
                                     ------      ----      -----       -----         -----          ------
Balance, January 3, 1999..........   $104.7      $ --      $  --       $  --         $ 1.7          $106.4
Net income........................     43.4        --         --          --            --            43.4
Other comprehensive income, net of
  tax:
    Foreign currency translation
      losses......................       --        --         --          --          (0.1)           (0.1)
                                     ------      ----      -----       -----         -----          ------
Comprehensive income..............     43.4        --         --          --          (0.1)           43.3
Net transactions with ATI.........    (47.5)       --         --          --            --           (47.5)
                                     ------      ----      -----       -----         -----          ------
Balance prior to spin-off,
  November 29, 1999...............   $100.6      $ --      $  --       $  --         $ 1.6          $102.2
Spin-off capitalization
  transactions....................   (100.6)      0.3       37.9          --          (0.9)          (63.3)
                                     ------      ----      -----       -----         -----          ------
Balance after spin-off............   $   --      $0.3      $37.9       $  --         $ 0.7          $ 38.9
Net income/comprehensive income...       --        --         --         5.6            --             5.6
                                     ------      ----      -----       -----         -----          ------
Balance, January 2, 2000..........   $   --      $0.3      $37.9       $ 5.6         $ 0.7          $ 44.5
Net income (unaudited)............       --        --         --        13.3            --            13.3
Other comprehensive income, net of
  tax:
    Foreign currency translation
      losses (unaudited)..........       --        --         --          --          (0.5)           (0.5)
                                     ------      ----      -----       -----         -----          ------
Comprehensive income (unaudited)..       --        --         --        13.3          (0.5)           12.8
Issuance of common stock
  (unaudited).....................       --        --        1.0          --            --             1.0
                                     ------      ----      -----       -----         -----          ------
Balance, July 2, 2000
  (unaudited).....................   $   --      $0.3      $38.9       $18.9         $ 0.2          $ 58.3
                                     ======      ====      =====       =====         =====          ======

   The accompanying notes are an integral part of these financial statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         FIRST
                                                              FISCAL YEAR             SIX MONTHS
                                                     -----------------------------   -------------
                                                     1997    1998        1999        1999    2000
                                                     -----   -----   -------------   -----   -----
                                                                                      (UNAUDITED)
                                                                     (IN MILLIONS)
Operating Activities
  Net income from continuing operations............  $37.3   $46.4       $47.2       $20.9   $13.1
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization of assets.......   10.8    10.6        11.3         5.9     7.8
     Deferred income taxes.........................    0.3    (0.4)       (1.4)         --    (4.4)
     Gains on sale of property, plant and
       equipment...................................     --    (0.4)       (0.1)         --      --
  Changes in operating assets and liabilities:
     Decrease (increase) in accounts receivable....    1.7    15.6       (12.6)       (9.4)  (14.3)
     Increase in inventories.......................   (0.9)   (7.8)       (1.8)       (0.7)   (6.0)
     Increase in prepaid expenses and other
       assets......................................     --      --        (2.8)         --      --
     Increase in other long-term assets............     --      --          --          --    (1.4)
     Increase in accounts payable..................   12.4     0.4         4.3         6.0    10.4
     Increase (decrease) in accrued liabilities....    2.0    (4.8)       (0.8)        0.4    14.3
     Increase (decrease) in current income taxes
       payable.....................................     --      --         3.8          --    (6.9)
     Increase (decrease) in other long-term
       liabilities.................................    3.1     2.9          --        (2.6)    4.7
     Decrease in net unrecognized actuarial gains
       on pension obligation.......................     --      --          --          --    (4.7)
     Increase (decrease) in accrued postretirement
       benefits....................................    0.4     0.2         0.6         0.2    (1.1)
  Other operating, net.............................    1.8    (2.0)       (1.8)       (1.1)   (1.3)
                                                     -----   -----       -----       -----   -----
     Net cash provided by operating activities.....   68.9    60.7        45.9        19.6    10.2
     Net cash from discontinued operations.........    4.0     6.4         1.5         0.2     1.9
                                                     -----   -----       -----       -----   -----
     Net cash provided by operating activities.....   72.9    67.1        47.4        19.8    12.1
                                                     -----   -----       -----       -----   -----
Investing Activities
  Purchases of property, plant and equipment.......  (15.4)  (16.7)      (28.3)       (6.4)   (9.3)
  Disposals of property, plant and equipment.......    0.1     0.7         0.1          --     0.1
  Other investing, net.............................    2.9     1.7        (0.7)       (0.1)   (0.5)
                                                     -----   -----       -----       -----   -----
     Net cash used by investing activities.........  (12.4)  (14.3)      (28.9)       (6.5)   (9.7)
     Investing cash flow from discontinued
       operations..................................   (0.4)   (1.3)       (3.2)       (1.1)   (1.1)
                                                     -----   -----       -----       -----   -----
     Net cash used by investing activities.........  (12.8)  (15.6)      (32.1)       (7.6)  (10.8)
                                                     -----   -----       -----       -----   -----
Financing Activities
  Net payments on revolving credit agreement.......     --      --        (3.0)         --    (6.0)
  Proceeds from issuance of common stock...........     --      --          --          --     0.8
  Net advances/spin-off capitalization with ATI....  (60.2)  (51.5)       (5.2)      (12.2)     --
                                                     -----   -----       -----       -----   -----
     Net cash used by financing activities.........  (60.2)  (51.5)       (8.2)      (12.2)   (5.2)
                                                     -----   -----       -----       -----   -----
Increase (decrease) in cash and cash equivalents...   (0.1)     --         7.1          --    (3.9)
Cash and cash equivalents -- beginning of year.....    0.1      --          --          --     7.1
                                                     -----   -----       -----       -----   -----
Cash and cash equivalents -- end of period.........  $  --   $  --       $ 7.1       $  --   $ 3.2
                                                     =====   =====       =====       =====   =====

   The accompanying notes are an integral part of these financial statements.

                       TELEDYNE TECHNOLOGIES INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ALLEGHENY TELEDYNE INCORPORATED'S SPIN-OFF OF TELEDYNE TECHNOLOGIES INCORPORATED

     Effective November 29, 1999 (the Distribution Date), Teledyne Technologies Incorporated (Teledyne Technologies or the Company) became an independent, public company as a result of the distribution by Allegheny Teledyne Incorporated, now known as Allegheny Technologies Incorporated (ATI) of the Company's Common Stock, $.01 par value per share, to holders of ATI Common Stock at a distribution ratio of one for seven (the spin-off). The spin-off has been treated as a tax-free distribution for federal income tax purposes. Immediately prior to the spin-off, ATI transferred certain of the businesses of ATI's Aerospace and Electronics segment to the new corporation. ATI no longer has a financial investment in Teledyne Technologies.

     Teledyne Technologies consists of the operations of the Teledyne Electronic Technologies division with operations in the United States, United Kingdom and Mexico; Teledyne Brown Engineering division with operations in the United States and United Kingdom; Teledyne Continental Motors and Teledyne Cast Parts divisions, both with operations in the United States. Prior to the spin-off, these operations were divisions of wholly-owned subsidiaries of ATI.

     On June 1, 2000, Teledyne Technologies' board of directors authorized the divestiture of the assets of Teledyne Cast Parts, a provider of sand and investment castings to the aerospace and defense industries and part of the Aerospace Engines and Components segment. Accordingly, the consolidated financial statements have been restated to reflect Teledyne Cast Parts as a discontinued operation. The operating assets and liabilities of Teledyne Cast Parts have been reclassified as net assets of discontinued operations on the balance sheet and primarily consist of net accounts receivables of $7.2 million, inventory of $3.1 million, property, plant and equipment of $6.7 million and liabilities of $4.6 million at July 2, 2000. Net assets of discontinued operations at January 2, 2000 primarily consist of net accounts receivables of $8.5 million, inventory of $2.2 million, property, plant and equipment of $6.1 million and liabilities of $3.9 million. Net assets of discontinued operations at January 3, 1999 primarily consist of net accounts receivables of $6.7 million, inventory of $3.6 million, property, plant and equipment of $3.5 million and liabilities of $4.4 million. Sales for Teledyne Cast Parts were $42.0 million, $47.4 million and $49.1 million for the 1999, 1998 and 1997 fiscal years, respectively. Sales were $16.4 million and $22.0 million for the first six months of 2000 and 1999, respectively. The results of Teledyne Cast Parts were net of income taxes of $1.2 million, $1.5 million and $3.0 million for the 1999, 1998 and 1997 fiscal years, respectively, and $141 thousand and $811 thousand for the first six months of 2000 and 1999, respectively.

     A $200 million five-year revolving credit agreement was arranged with a syndicate of banks in connection with the spin-off. ATI drew $100 million under the facility prior to the assumption of the facility by Teledyne Technologies. Teledyne Technologies assumed the repayment obligation for the amount drawn by ATI. In addition, prior to and in connection with the spin-off, Teledyne Technologies and ATI entered into agreements providing for the separation of the companies and governing various relationships for separating employee benefits and tax obligations, indemnification and transition services.

     The consolidated financial statements for periods prior to the spin-off included certain expenses (primarily corporate expenses) based on an allocation of the overall expense of ATI. ATI's historical cost basis of assets and liabilities has been reflected in Teledyne Technologies' financial statements. The financial information in these financial statements is not necessarily indicative of results of operations, financial position and cash flows that would have occurred if Teledyne Technologies had been a separate stand-alone entity during the periods presented or of future results. The consolidated financial statements included herein do not reflect changes that occurred in the

                       TELEDYNE TECHNOLOGIES INCORPORATED
capitalization and operations of Teledyne Technologies as a result of, or after, the spin-off other than for the periods following the spin-off.

     The following unaudited pro forma financial information is presented for informational purposes only and may not reflect the results of operations or financial position of Teledyne Technologies that would have occurred had Teledyne Technologies operated as a separate, independent company for the periods presented. The pro forma financial information should not be relied upon as being indicative of future results. Pro forma adjustments reflect the estimated expense impacts (primarily interest expense and corporate expenses) that would have been incurred had Teledyne Technologies been operated as a separate company as of the beginning of each year and as capitalized at the time of the spin-off for each period presented. As part of the spin-off, Teledyne Technologies assumed $100 million of long-term debt incurred by ATI.

     Pro forma income includes pro forma interest expense on the long-term debt as if it had been outstanding for all periods presented. Pro forma income adjusts corporate expenses to an annual level of $15 million from the amount previously allocated, which was lower. The following is Teledyne Technologies unaudited pro forma financial information for the 1999, 1998 and 1997 fiscal years and for the first six months of 2000 and 1999:

                                                         FISCAL YEAR          FIRST SIX MONTHS
                                                   ------------------------   -----------------
                                                    1997     1998     1999     1999      2000
                                                   ------   ------   ------   -------   -------
                                                     (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
Sales............................................  $707.4   $733.0   $761.4   $375.4    $397.7
Costs and expenses:
  Cost of sales..................................   511.8    532.1    552.1    275.3     287.4
  Selling, general and administrative expenses...   143.0    130.6    136.8     68.7      85.4
                                                   ------   ------   ------   ------    ------
Operating profit.................................    52.6     70.3     72.5     31.4      24.9
Interest and debt expenses, net..................     8.1      8.0      8.1      4.0       3.6
Other income.....................................     1.4      1.6      1.0      0.5       0.4
                                                   ------   ------   ------   ------    ------
Income from continuing operations before income
  taxes..........................................    45.9     63.9     65.4     27.9      21.7
Provision for income taxes.......................    18.0     26.4     26.3     11.5       8.6
                                                   ------   ------   ------   ------    ------
Income from continuing operations................    27.9     37.5     39.1     16.4      13.1
Discontinued operations, net of tax..............     4.3      2.3      1.8      1.2       0.2
                                                   ------   ------   ------   ------    ------
Net income.......................................  $ 32.2   $ 39.8   $ 40.9   $ 17.6    $ 13.3
                                                   ======   ======   ======   ======    ======
Basic and diluted earnings per common share:
  Income from continuing operations..............  $ 1.00   $ 1.33   $ 1.44   $ 0.60    $ 0.48
  Discontinued operations........................    0.15     0.08     0.06     0.04      0.01
                                                   ------   ------   ------   ------    ------
Basic and diluted earnings per common share......  $ 1.15   $ 1.41   $ 1.50   $ 0.64    $ 0.49
                                                   ======   ======   ======   ======    ======

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of Teledyne Technologies include the accounts of the businesses distributed by ATI and its subsidiaries as described in Note 1. Significant intercompany accounts and transactions have been eliminated.

                       TELEDYNE TECHNOLOGIES INCORPORATED

     FISCAL YEAR

     The Company is on a 53/52-week fiscal year convention. Fiscal years 1999 and 1997 were 52-week years and ended on January 2, 2000 and December 28, 1997, respectively and fiscal year 1998 was a 53-week year and ended on January 3, 1999. References to 1999, 1998 and 1997 are intended to refer to the respective fiscal year unless otherwise noted. The second quarter of 2000 was a 26-week period and ended on July 2, 2000. The second quarter of 1999 was a 26-week period and ended on July 4, 1999.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

     REVENUE RECOGNITION

     Commercial sales and revenue from U.S. Government fixed-price type contracts generally are recorded as shipments are made or as services are rendered. Occasionally, for certain fixed-price type contracts that require substantial performance over a long time period (one or more years) before shipments begin, sales may be recorded based upon attainment of scheduled performance milestones which could be time, event or expense driven. In these few instances, invoices are submitted to the customer under a contractual agreement and payments are made by the customer. Sales under cost-reimbursement contracts are recorded as costs are incurred and fees are earned. Since certain contracts extend over a long period of time, all revisions in cost and funding estimates during the progress of work have the effect of adjusting the current period earnings on a cumulative catch-up basis. If the current contract estimate indicates a loss, provision is made for the total anticipated loss.

     RESEARCH AND DEVELOPMENT

     Company-funded research and development costs were $27.8 million in 1999, $24.8 million in 1998 and $27.7 million in 1997, and include bid and proposal costs, are expensed as incurred. Costs related to customer-funded research and development contracts were $188.1 million in 1999, $150.2 million in 1998 and $160.7 million in 1997 and are charged to costs and expenses as the related sales are recorded. A portion of the costs incurred for Company-funded research and development is recoverable through overhead cost allowances on government contracts.

     INCOME TAXES

     Provision for income taxes includes deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

     NET INCOME PER COMMON SHARE

     The Company uses the treasury method to calculate diluted earnings per share. The average number of shares of Teledyne Technologies' Common Stock used in the computation of basic net income per common share was 27,303,421, 28,107,241 and 28,085,823 for the fiscal years ended January 2, 2000, January 3, 1999 and December 28, 1997, respectively. Prior to the spin-off, the number of shares outstanding was based on a distribution ratio of one share of Teledyne

                       TELEDYNE TECHNOLOGIES INCORPORATED

Technologies' Common Stock for every seven shares of ATI Common Stock. The average number of shares of Teledyne Technologies' Common Stock used in the computation of diluted net income per common share was 27,334,737, 28,133,879 and 28,120,380 for the fiscal years ended January 2, 2000, January 3, 1999 and December 28, 1997, respectively.

     The average number of shares of Teledyne Technologies' Common Stock used in the computation of basic net income per common share was 26,854,770 and 27,617,857 for the six months ended July 2, 2000 and July 4, 1999, respectively. The average number of shares of Teledyne Technologies' Common Stock used in the computation of diluted net income per common share was 27,345,859 and 27,644,542 for the six months ended July 2, 2000 and July 4, 1999, respectively. A distribution ratio of 1.527 shares of Teledyne Technologies' Common Stock for every one share of ATI Common Stock was used to adjust stock options converted at the spin-off date.

     ACCOUNTS RECEIVABLE

     Receivables are presented net of a reserve for doubtful accounts of $3.3 million at January 2, 2000 and $2.8 million at January 3, 1999. Expense recorded for the reserve for doubtful accounts was $551 thousand, $1.4 million and $1.2 million for the 1999, 1998 and 1997 fiscal years, respectively. The Company markets its products and services principally throughout the United States, Europe, Japan and Canada to commercial customers and agencies of, and prime contractors to, the U.S. Government. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically.

     CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid money-market mutual funds and bank deposits with initial maturities of three months or less. Cash equivalents totaled approximately $5.5 million at January 2, 2000. There were no cash equivalents at July 2, 2000.

     INVENTORIES

     Inventories are stated at the lower of cost (last-in, first-out; first-in, first-out; and average cost methods) or market, less progress payments. Costs include direct material, direct labor, applicable manufacturing and engineering overhead, and other direct costs.

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is capitalized at cost. The method of depreciation adopted for all property, plant and equipment placed into service after July 1, 1996 is the straight-line method. For property, plant and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. The Company believes the straight-line method more appropriately reflects its financial results by better allocating costs of new property over the useful lives of these assets.

     COST IN EXCESS OF NET ASSETS ACQUIRED

     Cost in excess of net assets acquired related to businesses purchased prior to November 1970 is not being amortized. Cost in excess of net assets acquired related to businesses purchased after November 1970 is being amortized on a straight-line basis over periods not exceeding 15 years. Goodwill amortization expense was $672 thousand, $582 thousand and $510 thousand in 1999, 1998 and 1997, respectively.

                       TELEDYNE TECHNOLOGIES INCORPORATED

     OTHER LONG-LIVED ASSETS

     The carrying value of long-lived assets is periodically evaluated in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. In 1997, the Company recorded an impairment loss of approximately $1.8 million in general and administrative expenses primarily to write off its investment in a limited liability corporation that was determined to have no value. This determination was made as a result of programs that were discontinued in the Systems Engineering Solutions business segment in 1997.

     ENVIRONMENTAL

     Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or the Company's recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites and an assessment of the likelihood that such parties will fulfill their obligations at such sites. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary.

     FOREIGN CURRENCY TRANSLATION

     The Company's foreign entities' accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Revenues and expenses are translated at the rates of exchange prevailing during the year. Unrealized translation gains and losses arising from differences in exchange rates from period to period are included as a component of accumulated other comprehensive income in stockholders' equity.

     ACCOUNTING PRONOUNCEMENTS

     SAB No. 101 -- In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101). SAB No. 101 provides the Commission's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company has reviewed the requirements of SAB No. 101 and has determined that it is in compliance with SAB No. 101.

     SFAS No. 138, 137 and 133 -- In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133--"Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives in the statement of financial position and measure those instruments at fair value. In 1999, the FASB issued SFAS No. 137--"Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an amendment of FASB

                       TELEDYNE TECHNOLOGIES INCORPORATED

Statement No. 133," which defers the effective date of SFAS No. 133 for one year. In June 2000, the FASB issued SFAS No. 138 -- "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of SFAS No. 133," which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. Teledyne Technologies must implement SFAS No. 133 by the first quarter of 2001 and has not yet made a final determination of its impact on the financial statements.

     SFAS No. 132 -- Effective for 1998, Teledyne Technologies adopted the provisions of SFAS No. 132--"Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement standardized the disclosure requirements for pensions and other postretirement benefits and amends SFAS No. 87--"Employers' Accounting for Pensions", SFAS No. 88--"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans" and SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions." The provisions of SFAS No. 132 are disclosure oriented and do not change the measurement or recognition of the plans. Accordingly, the implementation of SFAS No. 132 did not have an impact on Teledyne Technologies' consolidated financial position or results of operations.

     SFAS No. 131 -- Effective for 1998, Teledyne Technologies adopted the provisions of SFAS No. 131--"Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting and display of information about operating segments. It supersedes or amends several FASB statements, most notably, SFAS No. 14--"Financial Reporting for Segments of a Business Enterprise." The implementation of SFAS No. 131 did not have an impact on Teledyne Technologies' consolidated financial position or results of operations.

     SFAS No. 130 -- Effective for 1998, Teledyne Technologies adopted the provisions of SFAS No. 130--"Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The implementation of SFAS No. 130 did not have an impact on Teledyne Technologies' results of operations. Teledyne Technologies' comprehensive income is primarily composed of net income and foreign currency translation adjustments. Teledyne Technologies' comprehensive income was $12.8 million, $22.0 million, $48.9 million, $48.5 million and $41.6 million for the first six months of 2000 and 1999 and for the years 1999, 1998 and 1997, respectively.

     HEDGING ACTIVITIES

     Teledyne Technologies generally does not actively engage in derivative financial instruments such as futures contracts, options and swaps, forward exchange contracts or interest rate swaps and futures. While Teledyne Technologies believes that adequate controls are in place to monitor any hedging activities in which the Company may engage, many factors, including those beyond its control such as changes in domestic and foreign political and economic conditions, could adversely affect these activities. At January 2, 2000, January 3, 1999 and July 2, 2000, there were no hedging contracts outstanding.

     SUPPLEMENTAL CASH FLOW INFORMATION

     Until the spin-off date, ATI was responsible for cash payments for federal, foreign and state income taxes. No tax payments were made by Teledyne Technologies from the date of the spin-off through year end. Interest paid by Teledyne Technologies from the date of the spin-off to year end 1999 totaled approximately $565 thousand.

                       TELEDYNE TECHNOLOGIES INCORPORATED

NOTE 3.  FINANCIAL INSTRUMENTS

     Teledyne Technologies values financial instruments as required by SFAS No. 107-- "Disclosures about Fair Value of Financial Instruments." The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. Teledyne Technologies estimates the fair value of its long-term debt based on the value of debt of similar maturity and characteristics. The estimated fair value of Teledyne Technologies' long-term debt at January 2, 2000 approximated the carrying value of $97 million.

     The carrying value of other on-balance sheet financial instruments approximates fair value, and the cost, if any, to terminate off-balance sheet financial instruments is not significant.

NOTE 4.  ACCOUNTS RECEIVABLE

     Accounts receivable are summarized as follows:

                                                              JAN 3, 1999    JAN 2, 2000
                                                              -----------   -------------
                                                                     (IN MILLIONS)
Balance at year end U.S. Government and prime contractors
  contract receivables:
  Billed receivables........................................     $18.1         $ 27.1
  Unbilled receivables......................................      21.3           20.4
Other receivables, primarily commercial.....................      59.9           64.9
                                                                 -----         ------
                                                                  99.3          112.4
Reserve for doubtful accounts...............................      (2.8)          (3.3)
                                                                 -----         ------
     Total accounts receivable, net.........................     $96.5         $109.1
                                                                 =====         ======

     The billed contract receivables from the U.S. Government and prime contractors contain $9.8 million and $5.9 million at January 2, 2000 and January 3, 1999, respectively, due to long-term contracts. The unbilled contract receivables from the U.S. Government and prime contractors contain $10.5 million and $21.3 million at January 2, 2000 and January 3, 1999, respectively, due to long-term contracts. At July 2, 2000 the unaudited accounts receivable were $123.4 million, net of a reserve for doubtful accounts of $1.8 million.

     Unbilled contract receivables represent accumulated costs and profits earned but not yet billed to customers. The Company believes that substantially all such amounts will be billed and collected within one year.

                       TELEDYNE TECHNOLOGIES INCORPORATED

NOTE 5.  INVENTORIES

     Inventories consisted of the following:

                                                           JAN 3, 1999    JAN 2, 2000    JULY 2, 2000
                                                           -----------   -------------   -------------
                                                                                          (UNAUDITED)
                                                                          (IN MILLIONS)
Balance at period end:
Raw materials and supplies...............................     $22.5          $23.6           $24.9
Work in process..........................................      61.2           59.4            64.6
Finished goods...........................................      10.4            9.1             9.2
                                                              -----          -----           -----
     Total inventories at current cost (first-in,
       first-out)........................................      94.1           92.1            98.7
LIFO reserve.............................................     (37.7)         (35.4)          (35.1)
Progress payments........................................      (6.8)          (5.3)           (6.2)
                                                              -----          -----           -----
     Total inventories, net..............................     $49.6          $51.4           $57.4
                                                              =====          =====           =====

     Inventories, before progress payments, determined on the last-in, first-out method were $53.7 million at January 2, 2000 and $53.4 million at January 3, 1999. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.

     During 1999, 1998 and 1997, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out liquidations was to increase net income by $2.2 million in 1999, $264 thousand in 1998 and $2.2 million in 1997.

     Total inventories at current cost were net of $6.1 million and $5.1 million at January 2, 2000 and January 3, 1999, respectively, which were related to reserves for obsolete inventories.

     Inventories, before progress payments, related to long-term contracts were $8.8 million and $2.0 million at January 2, 2000 and January 3, 1999, respectively. Progress payments related to long-term contracts were $1.9 million and $125 thousand at January 2, 2000 and January 3, 1999, respectively.

     Under the contractual arrangements by which progress payments are received, the customer has a security interest in the inventories associated with specific contracts.

NOTE 6.  SUPPLEMENTAL BALANCE SHEET INFORMATION

     Property, plant and equipment were as follows:

                                                           JAN 3, 1999   JAN 2, 2000   JULY 2, 2000
                                                           -----------   -----------   -------------
                                                                                        (UNAUDITED)
                                                                         (IN MILLIONS)
Balance at period end:
Land.....................................................    $   4.9       $   4.9        $   4.9
Buildings................................................       32.5          31.9           32.0
Equipment................................................      121.8         135.9          140.9
                                                             -------       -------        -------
                                                               159.2         172.7          177.8
Accumulated depreciation and amortization................     (119.7)       (116.7)        (119.3)
                                                             -------       -------        -------
     Total property, plant and equipment, net............    $  39.5       $  56.0        $  58.5
                                                             =======       =======        =======

                       TELEDYNE TECHNOLOGIES INCORPORATED

     Accrued liabilities included salaries and wages of $27.2 million, $23.9 million and $21.9 million at July 2, 2000, January 2, 2000 and January 3, 1999, respectively and $9.0 million at July 2, 2000 for product recall reserves. Other long-term liabilities included reserves for self-insurance and deferred compensation liabilities and the long-term portion of product recall reserves.

NOTE 7.  STOCKHOLDERS' EQUITY

     COMMON STOCK

     In connection with the spin-off 26,687,002 shares of Teledyne Technologies' Common Stock were issued and are outstanding at year end 1999. This amount includes 943 shares issued under the Non-Employee Director Stock Compensation Plan. At July 2, 2000, 26,801,505 shares were outstanding.

     PREFERRED STOCK

     Authorized preferred stock may be issued with designations, powers and preferences designated from time to time by the Board of Directors. At January 2, 2000, there were no shares of preferred stock issued.

     STOCKHOLDER RIGHTS PLAN

     On November 12, 1999, the Company's Board of Directors unanimously adopted a stockholder rights plan under which preferred share purchase rights were distributed as a dividend on each share of Teledyne Technologies' Common Stock distributed to ATI's stockholders in connection with the spin-off and each share to become outstanding between the effective date of the spin-off and the earliest of the distribution date, redemption date and final expiration date. The rights will be exercisable only if a person or group acquires 15 percent or more of the Company's Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15 percent or more of the Common Stock. Each right will entitle stockholders to then buy one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $60. There are 1,250,000 shares of Series A Junior Participating Preferred Stock authorized for issuance under the plan. The record date for the distribution was the close of business of November 22, 1999. The rights will expire on November 12, 2009, subject to earlier redemption or exchange by Teledyne Technologies as described in the plan. The rights distribution is not taxable to stockholders.

     STOCK INCENTIVE PLAN

     ATI sponsored an incentive plan that provided for stock option awards to officers and key employees. Teledyne Technologies has officers and key employees that have participated in this plan. In connection with the spin-off, outstanding stock options held by Teledyne Technologies' employees were converted into options to purchase Teledyne Technologies' Common Stock. The number of shares and the exercise price of each ATI option that was converted to a Teledyne Technologies' option was converted based upon a formula designed to preserve the inherent economic value, vesting and term provisions of such ATI options as of the Distribution Date. The exchange ratio and fair market value of the Teledyne Technologies' Common Stock, upon active trading, also impacted the number of options issued to Teledyne Technologies' employees.

     Teledyne Technologies has established its own long-term incentive plan which provides its Board of Directors the flexibility to grant restricted stock, incentive stock options, stock appreciation rights and non-qualified stock options to officers and employees of Teledyne Technologies.

                       TELEDYNE TECHNOLOGIES INCORPORATED

     The following disclosures are based on stock options held by Teledyne Technologies' employees and have been converted from ATI options to Teledyne Technologies' options as noted above. Teledyne Technologies accounts for its stock option plans in accordance with APB Opinion 25--"Accounting for Stock Issued to Employees" (APB 25), and related Interpretations. Under APB 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant.

     If compensation cost for these options had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-based Compensation" (SFAS No. 123) net income would have been reduced by $1.6 million, $673 thousand and $154 thousand for the fiscal years 1999, 1998 and 1997, respectively. Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions (there were no option grants in 1997):

                                                              1998    1999
                                                              -----   -----
Expected dividend yield.....................................    2.8%     --
Expected volatility.........................................   31.0%   40.1%
Risk-free interest rate.....................................    5.0%    5.5%
Expected lives..............................................    8.0     8.0
Weighted-average fair value of options granted during the
  year......................................................  $7.25   $4.91

     Stock option transactions in ATI common stock under ATI's incentive plan for Teledyne Technologies' employees have been converted to Teledyne Technologies as noted above and are summarized as follows:

                                       1997                  1998                   1999
                                ------------------   --------------------   ---------------------
                                          WEIGHTED               WEIGHTED                WEIGHTED
                                          AVERAGE                AVERAGE                 AVERAGE
                                          EXERCISE               EXERCISE                EXERCISE
                                SHARES     PRICE      SHARES      PRICE       SHARES      PRICE
                                -------   --------   ---------   --------   ----------   --------
Beginning balance.............  708,816    $7.58       643,985    $ 7.66     1,757,392    $12.36
Granted or issued.............       --    $  --     1,125,620    $14.99       487,500    $ 8.93
Exercised.....................  (64,831)   $6.87       (12,213)   $ 6.64       (91,329)   $ 5.76
Canceled or expired...........       --    $  --            --    $   --       (30,266)   $13.42
                                -------    -----     ---------    ------    ----------    ------
Ending balance................  643,985    $7.66     1,757,392    $12.36     2,123,297    $11.84
                                =======    =====     =========    ======    ==========    ======
Options exercisable at
  year-end....................  409,997    $6.85       495,891    $ 7.27       856,087    $10.93
                                =======    =====     =========    ======    ==========    ======

     For options outstanding at year end 1999, the exercise prices were between $5.57 and $17.60 and the weighted-average remaining contractual life was approximately 8 years. For options exercisable at year end 1999 the exercise prices were also between $5.57 and $17.60.

     NON-EMPLOYEE DIRECTOR STOCK COMPENSATION PLAN

     Teledyne Technologies also sponsors a stock option plan for non-employee directors. At year end 1999, options for 15,073 shares were issued and outstanding under the plan with exercise prices between $6.62 and $9.94 and a weighted-average exercise price of $9.70. All of these options become exercisable on November 29, 2000.

                       TELEDYNE TECHNOLOGIES INCORPORATED

NOTE 8.  RELATED PARTY TRANSACTIONS

     The accompanying financial statements include transactions with ATI for the year-to-date period ended November 29, 1999 and the 1998 and 1997 fiscal years:

                                                               1997        1998        1999(a)
                                                              ------   -------------   -------
                                                                       (IN MILLIONS)
Net advances from ATI, beginning of the year................  $126.1      $107.5       $104.7
Net cash transactions with ATI:
  Current provision for income taxes........................    26.8        34.7         26.5
  Insurance expense.........................................    18.6        17.2         15.9
  Pension expense (income)..................................     0.7        (1.7)        (5.8)
  Corporate general and administrative expense..............     7.6         7.8          7.3
  Other net cash to ATI(b)..................................  (113.9)     (109.5)       (91.4)
                                                              ------      ------       ------
  Net cash transactions with ATI............................   (60.2)      (51.5)       (47.5)
Net income..................................................    41.6        48.7         43.4
                                                              ------      ------       ------
Net advances from ATI, end of period........................  $107.5      $104.7       $100.6
                                                              ======      ======       ======

---------------
a) For the year-to-date period ending November 29, 1999.

b) Includes $100 million in long-term debt incurred by ATI and assumed by Teledyne Technologies.

     Until the spin-off date, Teledyne Technologies participated in ATI's centralized cash management system. Cash receipts in excess of cash requirements were transferred to ATI. These transactions with ATI were non-interest bearing and the net advances fluctuated on a daily basis.

     Corporate general and administrative expenses represent allocations for expenses incurred by ATI on the Company's behalf including costs for finance, legal, tax and human resources functions. Amounts above were allocated based on net sales, which management believes to be reasonable. Teledyne Technologies participated in the defined benefit pension plan sponsored by ATI through the date of the spin-off. The expense for the plan was allocated to Teledyne Technologies based upon actuarially-determined amounts for the pension obligation and assets ultimately transferred from ATI to Teledyne Technologies at the time of the spin-off. Teledyne Technologies also participated in casualty, medical and life insurance programs sponsored by ATI. Insurance expense was allocated to Teledyne Technologies based upon actual losses incurred plus a share of pooled catastrophic losses under the ATI self-insurance program. In the opinion of management, the allocations of these expenses were reasonable.

     In addition, prior to and in connection with the spin-off, Teledyne Technologies and ATI entered into agreements providing for the separation of the companies and governing various relationships for separating employee benefits and tax obligations, indemnification and transition services.

     Net sales include $1.4 million, $1.1 million and $293 thousand of sales to other ATI subsidiaries for the eleven month period ended November 30, 1999 and the fiscal years ended January 3, 1999 and December 28, 1997, respectively. There was a receivable of $532 thousand at year end 1998 from other ATI subsidiaries.

NOTE 9.  LONG-TERM DEBT

     Long-term debt at January 2, 2000 and July 2, 2000, was $97.0 million and $91.0 million, respectively, in the form of bank borrowings under a $200 million long-term, revolving credit agreement. Borrowings under the agreement are on a revolving basis under commitments available

                       TELEDYNE TECHNOLOGIES INCORPORATED
until November 2004. The Company had approximately $103.0 million of borrowing availability under the credit facility at January 2, 2000 and $109.0 million at July 2, 2000.

     The interest-rate applicable to borrowings under the agreement is, indexed to the bank prime rate or the London Interbank Offered Rate (LIBOR), plus appropriate spreads over such indices during the period of the credit agreement and was 7.63% at January 2, 2000. The agreement also provides for a facility fee which are currently equal to .35% of the credit line. The facility fee will vary between .35% and .20% depending on Teledyne Technologies' capitalization ratio as calculated from time to time. Interest expense incurred on long-term debt and facility fees in 1999 were $796 thousand from the date of the spin-off.

     The financial covenants of the revolving credit agreement require the Company to maintain specified minimum consolidated net worth and ratios of consolidated debt and interest expense to certain measures of income. Under the most restrictive of these covenants, approximately $1.4 million of stockholders' equity was available for dividends as of January 2, 2000 and $4.7 million at July 2, 2000.

NOTE 10.  INCOME TAXES

     Until the effective date of the spin-off, Teledyne Technologies was included in the consolidated federal and certain state income tax returns of ATI. ATI is responsible for paying the taxes related to such returns including any subsequent adjustment resulting from the redetermination of such tax liability by the applicable taxing authorities. Provision for income taxes was calculated as if Teledyne Technologies had filed separate income tax returns for all years presented. Provision for income taxes was as follows:

                                                    1997     1998     1999
                                                    -----    -----    -----
                                                         (IN MILLIONS)
Current
  Federal.........................................  $19.8    $27.7    $26.7
  State...........................................    3.6      4.9      6.2
  Foreign.........................................    0.4      0.5      0.3
                                                    -----    -----    -----
                                                     23.8     33.1     33.2
                                                    -----    -----    -----
Deferred
  Federal.........................................    0.2     (0.4)    (1.3)
  State...........................................    0.1       --     (0.1)
                                                    -----    -----    -----
                                                      0.3     (0.4)    (1.4)
                                                    -----    -----    -----
Provision for income taxes........................  $24.1    $32.7    $31.8
                                                    =====    =====    =====

     Income from continuing operations before income taxes included income from domestic operations of $78.1 million for 1999, $77.9 million for 1998 and $60.5 million for 1997. The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

                                                        1997    1998    1999
                                                        ----    ----    ----
U.S. federal statutory tax rate.......................  35.0%   35.0%   35.0%
State and local taxes, net of federal benefit.........   3.8     4.5     5.2
Other.................................................   0.6     1.8      --
                                                        ----    ----    ----
Effective income tax rate.............................  39.4%   41.3%   40.2%
                                                        ====    ====    ====

     Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of

                       TELEDYNE TECHNOLOGIES INCORPORATED
assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. No valuation allowance has been recorded for 1999 or 1998. The categories of assets and liabilities that have resulted in differences in the timing of the recognition of income and expense were as follows:

                                                             1998     1999
                                                             -----    -----
                                                             (IN MILLIONS)
Deferred income tax assets:
  Postretirement benefits other than pensions..............  $12.9    $12.6
  Reserves.................................................   10.0     16.1
  Deferred compensation and other benefit plans............     --      9.8
  Inventory valuation......................................    5.3      6.6
  Accrued vacation.........................................    4.0      5.0
  Other items..............................................    4.3       --
                                                             -----    -----
     Total deferred income tax assets......................   36.5     50.1
                                                             -----    -----
Deferred income tax liabilities:
  Property, plant and equipment differences................    1.5      2.8
                                                             -----    -----
     Total deferred income tax liabilities.................    1.5      2.8
                                                             -----    -----
Net deferred income tax asset..............................  $35.0    $47.3
                                                             =====    =====

NOTE 11.  PENSION PLANS AND POSTRETIREMENT BENEFITS

     Prior to the spin-off, certain Teledyne Technologies' employees participated in the noncontributory defined benefit plan sponsored by ATI. Benefits under the defined benefit plan are generally based on years of service and/or final average pay. ATI funded the pension plan in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code.

     Net periodic pension income or expense allocated to Teledyne Technologies was $6.6 million of income, $1.7 million of income and $722 thousand of expense in the years ended January 2, 2000, January 3, 1999 and December 28, 1997, respectively.

     As of the spin-off date, Teledyne Technologies assumed the existing defined benefit plan obligations for all of Teledyne Technologies' employees, both active and inactive, at its companies that perform government contract work and for Teledyne Technologies' active employees at its companies that do not perform government contract work. ATI transferred pension assets to fund the new Teledyne Technologies' defined benefit pension plan, which at the time of the transfer then had assets in excess of liabilities.

     Teledyne Technologies also participates in a 401(k) plan that is open to all full time U.S. employees which is currently sponsored by ATI. The costs associated with this plan were $2.8 million, $3.1 million, and $1.2 million for fiscal 1999, 1998 and 1997, respectively. Teledyne Technologies established its own 401(k) plan effective April 2000.

     The Company sponsors several postretirement defined benefit plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. The following table sets forth the components of net period pension benefit (income) expense for

                       TELEDYNE TECHNOLOGIES INCORPORATED

Teledyne Technologies' defined benefit pension plans and post-retirement benefit plans for fiscal 1999, 1998 and 1997:

                                                                                POSTRETIREMENT
                                                       PENSION BENEFITS            BENEFITS
                                                   ------------------------   ------------------
                                                    1997     1998     1999    1997   1998   1999
                                                   ------   ------   ------   ----   ----   ----
                                                                     (IN MILLIONS)
Service cost -- benefits earned during the
  period.........................................  $ 13.2   $ 12.8   $ 12.7   $0.3   $0.3   $0.4
Interest cost on benefit obligation..............    21.0     22.6     23.6    1.8    1.7    1.8
Expected return on plan assets...................   (28.4)   (32.4)   (35.9)    --     --     --
Amortization of net transition asset.............    (6.4)    (6.4)    (6.4)    --     --     --
Amortization of prior service cost...............     1.3      2.1      2.1   (0.4)  (0.4)  (0.4)
Recognized actuarial (gain) loss.................      --     (0.4)    (2.7)    --   (0.1)  (0.4)
                                                   ------   ------   ------   ----   ----   ----
Net periodic benefit (income) expense............  $  0.7   $ (1.7)  $ (6.6)  $1.7   $1.5   $1.4
                                                   ======   ======   ======   ====   ====   ====

     The following table sets forth the reconciliation of the beginning and ending balances of the benefit obligation of the defined benefit pension and postretirement benefit plans:

                                                                                  POSTRETIREMENT
                                                              PENSION BENEFITS       BENEFITS
                                                              -----------------   ---------------
                                                               1998      1999      1998     1999
                                                              -------   -------   ------   ------
                                                                         (IN MILLIONS)
Changes in benefit obligation:
  Benefit obligation -- beginning of year...................  $329.3    $344.8    $25.1    $26.6
  Service cost -- benefits earned during the period.........    12.8      12.7      0.3      0.3
  Interest cost on projected benefit obligation.............    22.6      23.6      1.8      1.7
  Actuarial (gain) loss.....................................   (16.1)     (0.2)     0.7     (2.2)
  Amendments................................................     9.5        --       --       --
  Benefits paid.............................................   (13.3)    (13.9)    (0.8)    (1.3)
                                                              ------    ------    -----    -----
Benefit obligation -- end of year...........................  $344.8    $367.0    $27.1    $25.1
                                                              ======    ======    =====    =====

     The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets for Teledyne Technologies' defined benefit pension plans:

                                                              PENSION BENEFITS
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
                                                                (IN MILLIONS)
Changes in plan assets:
Fair value of plan assets -- beginning of year..............  $367.0    $403.9
  Actual return on plan assets..............................    50.0      47.5
  Employer contribution.....................................     0.2       0.2
  Benefits paid.............................................   (13.3)    (13.9)
                                                              ------    ------
Fair value of plan assets -- end of year....................  $403.9    $437.7
                                                              ======    ======

     The weighted average discount rate used in determining the benefit obligations was 7.0% as of January 2, 2000 and January 3, 1999. The weighted average rate of increase in future compensation levels used in determining the benefit obligations was approximately 4.5% in 1999 and 1998. The expected weighted average long-term rate of return on assets was 9.0% in 1999 and 1998.

     The following table sets forth the funded status and amounts recognized in Teledyne Technologies' consolidated balance sheets for the postretirement benefit plans at year end 1999 and year end 1998. The following table also sets forth the funded status and amounts recognized in

                       TELEDYNE TECHNOLOGIES INCORPORATED

Teledyne Technologies' consolidated balance sheets for the defined benefit pension plan at year end 1999. The amounts shown for 1998 for the defined benefit pension plan are not reflected in consolidated balance sheet at year end 1998 since the plan was not transferred until the date of the spin-off:

                                                                              POSTRETIREMENT
                                                         PENSION BENEFITS        BENEFITS
                                                         ----------------    ----------------
                                                          1998      1999      1998      1999
                                                         ------    ------    ------    ------
                                                                    (IN MILLIONS)
Funded status..........................................  $ 59.1    $ 70.7    $(25.1)   $(27.1)
Unrecognized net transition obligation (asset).........   (17.6)    (11.1)       --        --
Unrecognized prior service cost........................    17.6      15.4      (1.4)     (1.1)
Unrecognized net gain..................................   (80.5)    (89.7)     (6.4)     (5.4)
                                                         ------    ------    ------    ------
Net amount recognized..................................  $(21.4)   $(14.7)   $(32.9)   $(33.6)
                                                         ======    ======    ======    ======
Prepaid benefit cost...................................  $(18.2)   $(10.6)   $   --    $   --
Accrued benefit liability..............................    (5.0)     (5.5)    (32.9)    (33.6)
Intangible asset.......................................     1.7       1.4        --        --
Other..................................................     0.1        --        --        --
                                                         ------    ------    ------    ------
Net amount recognized..................................  $(21.4)   $(14.7)   $(32.9)   $(33.6)
                                                         ======    ======    ======    ======

     The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 8.4% in 2000 and was assumed to decrease to 5.0% in the year 2002 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point increase in the assumed health care cost trend rates would result in an increase in the annual service and interest costs by $273 thousand for 1999 and would result in an increase in the postretirement benefit obligation by $3.4 million at January 2, 2000. A one percentage point decrease in the assumed health care cost trend rates would result in a decrease in the annual service and interest costs by $238 thousand for 1999 and would result in a decrease in the postretirement benefit obligation by $3.0 million at January 2, 2000.

NOTE 12.  BUSINESS SEGMENTS

     Effective January 1, 1998, Teledyne Technologies adopted the provisions of SFAS No. 131--"Disclosures about Segments of an Enterprise and Related Information." Teledyne Technologies operates in three business segments:
Electronics and Communications, Systems Engineering Solutions and Aerospace Engines and Components. The factors for determining the reportable segments were based on the distinct nature of their operations. They are managed as separate business units because each requires and is responsible for executing a unique business strategy. The Electronics and Communications segment, through Teledyne Electronic Technologies, applies proprietary technology, advanced software and hardware design skills and manufacturing capabilities in three areas: Data Acquisition and Communications Products; Precision Electronic Devices; and Electronic Manufacturing Services. The Systems Engineering Solutions segment, through Teledyne Brown Engineering, offers a wide range of engineering solutions and information services to government defense, aerospace and commercial customers. The Aerospace Engines and

                       TELEDYNE TECHNOLOGIES INCORPORATED

Components segment, through Teledyne Continental Motors, focuses on the design, development and manufacture of piston engines, turbine engines, electronic engine controls and batteries.

     Identifiable assets are those assets used in the operations of the segments. Corporate assets primarily consist of cash and cash equivalents, deferred tax assets, net assets of discontinued operations, pension assets and other assets.

     Segment data excludes Teledyne Cast Parts which has been classified as a discontinued operation.

     Information on the Company's business segments was as follows:

                                                         FISCAL YEAR          FIRST SIX MONTHS
                                                   ------------------------   -----------------
                                                    1997     1998     1999     1999      2000
                                                   ------   ------   ------   -------   -------
                                                                                 (UNAUDITED)
                                                                       (IN MILLIONS)
Sales
  Electronics and Communications.................  $340.0   $342.1   $340.7   $170.5    $177.1
  Systems Engineering Solutions..................   210.4    223.2    226.5    112.4     118.2
  Aerospace Engines and Components...............   157.0    167.7    194.2     92.5     102.4
                                                   ------   ------   ------   ------    ------
     Total sales.................................  $707.4   $733.0   $761.4   $375.4    $397.7
                                                   ======   ======   ======   ======    ======
Operating profit
  Electronics and Communications.................  $ 36.8   $ 42.6   $ 42.6   $ 19.2    $ 20.4
  Systems Engineering Solutions..................    13.1     20.5     20.2      9.4      10.4
  Aerospace Engines and Components...............    17.7     22.2     24.8     10.5       2.0
                                                   ------   ------   ------   ------    ------
     Segment operating profit....................    67.6     85.3     87.6     39.1      32.8
     Corporate expense including interest........    (7.6)    (7.8)    (9.6)    (4.0)    (11.5)
     Other income................................     1.4      1.6      1.0      0.5       0.4
                                                   ------   ------   ------   ------    ------
  Income from continuing operations before
     taxes.......................................  $ 61.4   $ 79.1   $ 79.0   $ 35.6    $ 21.7
                                                   ======   ======   ======   ======    ======
Depreciation and amortization
  Electronics and Communications.................  $  5.7   $  5.7   $  6.6   $  3.3    $  4.8
  Systems Engineering Solutions..................     3.1      2.9      2.5      1.4       1.5
  Aerospace Engines and Components...............     2.0      2.0      2.2      1.2       1.5
                                                   ------   ------   ------   ------    ------
     Total depreciation and amortization.........  $ 10.8   $ 10.6   $ 11.3   $  5.9    $  7.8
                                                   ======   ======   ======   ======    ======
Capital expenditures
  Electronics and Communications.................  $ 10.8   $ 10.3   $ 13.5   $  3.9    $  5.4
  Systems Engineering Solutions..................     2.3      2.6      2.0      0.9       1.3
  Aerospace Engines and Components...............     2.3      3.8     12.8      1.6       2.6
                                                   ------   ------   ------   ------    ------
     Total capital expenditures..................  $ 15.4   $ 16.7   $ 28.3   $  6.4    $  9.3
                                                   ======   ======   ======   ======    ======
Identifiable assets
  Electronics and Communications.................  $ 93.1   $ 96.2   $109.0   $108.9    $122.2
  Systems Engineering Solutions..................    70.7     63.4     62.2     60.1      68.8
  Aerospace Engines and Components...............    40.3     42.3     62.0     44.5      66.0
  Corporate......................................    46.5     44.5     80.2     46.6      85.5
                                                   ------   ------   ------   ------    ------
     Total identifiable assets...................  $250.6   $246.4   $313.4   $260.1    $342.5
                                                   ======   ======   ======   ======    ======

                       TELEDYNE TECHNOLOGIES INCORPORATED

     The Company's backlog of confirmed orders was approximately $348.0 million at January 2, 2000, $363.7 million at January 3, 1999 and $352.6 million at July 2, 2000.

     Information on the Company's sales to the U.S. Government, including direct sales as a prime contractor and indirect sales as a subcontractor, were as follows:

                                                               1997     1998     1999
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Electronics and Communications..............................  $102.7   $102.4   $101.1
Systems Engineering Solutions...............................   158.0    159.2    185.4
Aerospace Engines and Components............................    27.6     33.3     47.5
                                                              ------   ------   ------
     Total U.S. Government sales............................  $288.3   $294.9   $334.0
                                                              ======   ======   ======

     Sales to the U.S. Government included sales to the Department of Defense of $232.1 million in 1999, $200.1 million in 1998 and $183.5 million in 1997.

     Total international sales were $136.9 million in 1999, $164.2 million in 1998 and $149.6 million in 1997. Of these amounts, sales by operations in the United States to customers in other countries were $119.9 million in 1999, $150.5 million in 1998 and $134.4 million in 1997. There were no sales to individual countries outside of the United States in excess of 10% of the Company's net sales. Sales between business segments, which were not material, generally were priced at prevailing market prices.

NOTE 13.  COMMITMENTS AND CONTINGENCIES

     Rental expense, under operating leases, net of sublease income, was $9.9 million in 1999, $10.4 million in 1998 and $10.0 million in 1997. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of January 2, 2000, were as follows (in millions unless noted): $6.0 in 2000, $5.2 in 2001, $4.6 in 2002, $2.9 in 2003, $73 thousand in 2004 and $3.4 thereafter.

     The Company is subject to federal, state and local environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the federal Superfund laws and comparable state laws. The Company has been identified as a potentially responsible party at approximately 17 such sites, excluding those at which the Company believes it has no future liability.

     In accordance with the Company's accounting policy disclosed in Note 2, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as investigation and remediation of these sites proceed, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Based on

                       TELEDYNE TECHNOLOGIES INCORPORATED
currently available information, however, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity. However, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

     At January 2, 2000, the Company's reserves for environmental remediation obligations totaled approximately $1.2 million, of which approximately $836 thousand were included in other current liabilities. At July 2, 2000, the Company's reserves for environmental remediation obligation totaled approximately $1.4 million, of which $960 thousand were included in other current liabilities. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from its insurance carriers and from third parties other than participating potentially responsible parties.

     The timing of expenditures depends on a number of factors that vary by site, including the nature and extent of contamination, the number of potentially responsible parties, the timing of regulatory approvals, the complexity of the investigation and remediation, and the standards for remediation. The Company expects that it will expend present accruals over many years, and will complete remediation of all sites with which it has been identified in up to thirty years.

     Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, including claims based on business practices and cost classifications and actions under the False Claims Act. Although such claims are generally resolved by detailed fact-finding and negotiation, on those occasions when they are not so resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. While the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to result in suspension or debarment of the Company, or that is otherwise likely to have a material adverse effect on the Company's financial condition or liquidity. The resolution in any reporting period of one or more of these matters, however, could have a material adverse effect on the Company's results of operations for that period.

     The Company learns from time to time that it has been named as a defendant in civil actions filed under seal pursuant to the False Claims Act. Generally, since such cases are under seal, the Company does not in all cases possess sufficient information to determine whether the Company could sustain a material loss in connection with such cases, or to reasonably estimate the amount of any loss attributable to such cases.

     In connection with the spin-off, ATI received a tax ruling from the Internal Revenue Service stating that the spin-off will be tax-free to ATI and to ATI's stockholders. The continuing validity of the Internal Revenue Service tax ruling is subject to certain factual representations and assumptions, including the Company's completion of a public offering of the Company's Common Stock within one year following the spin-off and use of the gross proceeds for research and development and related capital projects, for the further development of the Company's manufacturing capabilities and for acquisitions and/or joint ventures. Pursuant to the Separation and Distribution Agreement that

                       TELEDYNE TECHNOLOGIES INCORPORATED

Teledyne Technologies signed prior to the spin-off, the Company agreed with ATI to undertake such a public offering.

     The Tax Sharing and Indemnification Agreement between ATI and Teledyne Technologies provides that the Company will indemnify ATI and its agents and representatives for taxes imposed on, and other amounts paid by, them or ATI stockholders if the Company takes actions or fails to take actions (such as completing the public offering) that result in the spin-off not qualifying as a tax-free distribution. If the Company were required to so indemnify ATI, such an obligation could have a material adverse effect on its financial condition, results of operations and cash flow and the amount the Company could be required to pay could exceed its net worth by a substantial amount.

     A number of other lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment and employee benefits. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity. The resolution in any reporting period of one or more of these matters, however, could have a material adverse effect on the Company's results of operations for that period.

                       TELEDYNE TECHNOLOGIES INCORPORATED

NOTE 14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is Teledyne Technologies' quarterly information:

                                         1ST        2ND        3RD        4TH
                                       QUARTER    QUARTER    QUARTER    QUARTER
                                       -------    -------    -------    -------
                                       (IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
Fiscal year 2000(a)
Sales................................  $195.4     $202.3
Gross profit.........................    54.9       55.4

Income from continuing operations....    10.3        2.8
Discontinued operations, net of
  tax................................    (0.1)       0.3
                                       ------     ------
Net income...........................    10.2        3.1
                                       ======     ======
Basic and diluted earnings per share:
  Continuing operations..............    0.38       0.10
  Discontinued operations............      --       0.01
                                       ------     ------
Net income...........................    0.38       0.11
                                       ======     ======

Fiscal year 1999(a,b)
Sales................................  $191.0     $184.4     $195.0     $191.0
Gross profit.........................    49.0       48.1       58.3       53.9

Income from continuing operations....    11.5        9.4       13.2       13.1
Discontinued operations, net of
  tax................................     0.4        0.8        0.6         --
                                       ------     ------     ------     ------
Net income...........................    11.9       10.2       13.8       13.1
                                       ======     ======     ======     ======
Basic and diluted earnings per share:
  Continuing operations..............    0.42       0.34       0.48       0.49
  Discontinued operations............    0.01       0.03       0.02         --
                                       ------     ------     ------     ------
Net income...........................    0.43       0.37       0.50       0.49
                                       ======     ======     ======     ======

Fiscal year 1998(c)
Sales................................  $185.4     $188.1     $177.8     $181.7
Gross profit.........................    49.8       52.6       47.2       51.3

Income from continuing operations....    10.0       13.1       12.2       11.1
Discontinued operations, net of
  tax................................     1.3        0.8        0.4       (0.2)
                                       ------     ------     ------     ------
Net income...........................    11.3       13.9       12.6       10.9
                                       ======     ======     ======     ======
Basic and diluted earnings per share:
  Continuing operations..............    0.36       0.47       0.44       0.38
  Discontinued operations............    0.04       0.03       0.01         --
                                       ------     ------     ------     ------
Net income...........................    0.40       0.50       0.45       0.38
                                       ======     ======     ======     ======

---------------
(a) Includes pretax charges of $12 million and $3 million in the second quarter of 2000 and 1999, respectively, for product recall reserves.

(b) Teledyne Technologies spun-off from ATI effective November 29, 1999.

(c) The 1998 third quarter results reflect the favorable impact of an adjustment to product liability self-insurance reserves as a result of favorable experience.

                                                                     SCHEDULE II

TELEDYNE TECHNOLOGIES INCORPORATED
VALUATION AND QUALIFYING ACCOUNTS
(IN MILLIONS)

                                                  ADDITIONS
                                         ----------------------------
                            BALANCE AT   CHARGED TO                                     BALANCE AT
                            BEGINNING    COSTS AND      CHARGED TO                        END OF
       DESCRIPTION          OF PERIOD     EXPENSES    OTHER ACCOUNTS    DEDUCTIONS(a)     PERIOD
--------------------------  ----------   ----------   ---------------   -------------   ----------
FIRST SIX MONTHS 2000
  (UNAUDITED)
Reserve for doubtful
  accounts                     $3.3           --            --               (1.5)         $1.8
FISCAL 1999
Reserve for doubtful
  accounts                     $2.8          0.5            --                 --          $3.3
FISCAL 1998
Reserve for doubtful
  accounts                     $3.1          1.4            --               (1.7)         $2.8
FISCAL 1997
Reserve for doubtful
  accounts                     $2.0          1.2            --               (0.1)         $3.1

(a) The 2000 amount primarily reflects the collection of a doubtful account. The 1998 amount represents write-offs of doubtful accounts.

                             INSIDE BACK COVER PAGE

     [Original artwork consists of an image derived from a photograph of one of Teledyne Electronic Technologies' products. Additional graphic elements are superimposed, including grid lines and numbers.]

                       THIS PAGE INTENTIONALLY LEFT BLANK

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                            Page
                                            ----
Prospectus Summary........................    1
Risk Factors..............................    5
Forward-Looking Statements................   11
Use of Proceeds...........................   11
Price Range of Common Stock and Dividend
  Policy..................................   11
Capitalization............................   12
Selected Consolidated Financial Data......   13
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition...............................   15
Business..................................   25
Management................................   38
Principal Stockholders....................   46
Arrangements with ATI.....................   48
Description of Capital Stock..............   49
Underwriting..............................   53
Legal Matters.............................   54
Experts...................................   54
Where You Can Find More Information.......   55
Index to Financial Statements.............  F-1

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                   4,100,000 Shares

                TELEDYNE TECHNOLOGIES
                     INCORPORATED

                     Common Stock
            ------------------------------

              TELEDYNE TECHNOLOGIES LOGO
            ------------------------------

                 GOLDMAN, SACHS & CO.

                   BANC OF AMERICA
                    SECURITIES LLC

              A.G. EDWARDS & SONS, INC.

         Representatives of the Underwriters
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